    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 15, 1996

                                                      REGISTRATION NO. 333-07287

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 -------------

                                AMENDMENT NO. 4

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                  -----------
                      CCC INFORMATION SERVICES GROUP INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               ------------------

       DELAWARE                   7389             54-1242469
    (State or other        (Primary Standard        (I.R.S.
    jurisdiction of            Industrial           Employer
   incorporation or       Classification Code    Identification
     organization)              Number)               No.)

                           WORLD TRADE CENTER CHICAGO
                              444 MERCHANDISE MART
                            CHICAGO, ILLINOIS 60654
                                 (312) 222-4636

               (Address, including zip code and telephone number,
       including area code, of Registrant's principal executive offices)
                               ------------------

                                GERALD P. KENNEY
                         SECRETARY AND GENERAL COUNSEL
                      CCC INFORMATION SERVICES GROUP INC.
                           WORLD TRADE CENTER CHICAGO
                              444 MERCHANDISE MART
                            CHICAGO, ILLINOIS 60654
                                 (312) 222-4636
(Name, address, including zip code and telephone number, including area code, of agent for service)
                               ------------------

                                   COPIES TO:

     LELAND E. HUTCHINSON        VICTOR A. HEBERT
      TERRENCE R. BRADY          TIMOTHY G. HOXIE
       WINSTON & STRAWN           HELLER EHRMAN
     35 WEST WACKER DRIVE            WHITE &
   CHICAGO, ILLINOIS 60601          MCAULIFFE
        (312) 558-5600           333 BUSH STREET
                                  SAN FRANCISCO,
                                 CALIFORNIA 94104
                                  (415) 772-6000

 APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering: / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the
Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                      CCC INFORMATION SERVICES GROUP INC.

    Cross Reference Sheet Pursuant to Rule 404(a) of the Securities Act of 1933 and Item 501(b) of Regulation S-K, Showing the Location or Heading in the Prospectus of the Information Required by Part I of Form S-1.

ITEM                                                                     LOCATION OR HEADING IN PROSPECTUS
- --------------------------------------------------------------  ---------------------------------------------------
 1.        Forepart of Registration Statement and Outside
           Front Cover Page of Prospectus.....................  Registration Statement Cover Page; Outside Front
                                                                 Cover Page of Prospectus
 2.        Inside Front and Outside Back Cover Pages of
           Prospectus.........................................  Inside Front Cover Page; Available Information;
                                                                 Outside Back Cover Page
 3.        Summary Information, Risk Factors and Ratio of
           Earnings to Fixed Charges..........................  Prospectus Summary; Risk Factors; Business
 4.        Use of Proceeds....................................  Prospectus Summary; Use of Proceeds
 5.        Determination of Offering Price....................  Underwriting
 6.        Dilution...........................................  Dilution
 7.        Selling Security Holders...........................  Not Applicable
 8.        Plan of Distribution...............................  Outside Front Cover Page of Prospectus;
                                                                 Underwriting
 9.        Description of Securities to Be Registered.........  Description of Capital Stock
10.        Interest of Named Experts and Counsel..............  Not Applicable
11.        Information with Respect to the Registrant.........  Prospectus Summary; Risk Factors; Dividend Policy;
                                                                 Dilution; Use of Proceeds; Capitalization;
                                                                 Selected Consolidated Financial Data; Unaudited
                                                                 Pro Forma Consolidated Financial Data;
                                                                 Management's Discussion and Analysis of Financial
                                                                 Condition and Results of Operations; Business;
                                                                 Management; Principal Stockholders; Certain
                                                                 Transactions; Description of Capital Stock; Shares
                                                                 Eligible for Future Sale; Experts; Available
                                                                 Information; Consolidated Financial Statements
12.        Disclosure of Commission Position on
           Indemnification for Securities Act Liabilities.....  Not Applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST 15, 1996

PROSPECTUS

                                5,500,000 SHARES

   [LOGO]
                         CCC INFORMATION SERVICES GROUP INC.

                                  COMMON STOCK

    All of the 5,500,000 shares of Common Stock offered hereby are being sold by the Company. Prior to this Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock of the Company has been approved for quotation on the Nasdaq National Market under the symbol "CCCG".

                                 --------------

            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                 -------------

THESE  SECURITIES  HAVE  NOT  BEEN APPROVED  OR  DISAPPROVED  BY  THE SECURITIES
  AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS
    THE   SECURITIES  AND  EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES
     COMMISSION PASSED UPON  THE ACCURACY OR  ADEQUACY OF THIS  PROSPECTUS.
       ANY   REPRESENTATION  TO  THE  CONTRARY  IS  A  CRIMINAL  OFFENSE.

                                                  PRICE TO             UNDERWRITING            PROCEEDS TO
                                                   PUBLIC              DISCOUNT (1)            COMPANY (2)
Per Share.................................            $                      $                      $
Total(3)..................................            $                      $                      $

(1) See  "Underwriting"  for  indemnification  arrangements  with  the   several
    Underwriters.

(2) Before deducting expenses payable by the Company estimated at $1,072,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 825,000 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price
    to Public, Underwriting Discount and Proceeds to Company will be $         ,
    $         and $         , respectively. See "Underwriting."

                                 --------------

    The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available for delivery on or about August , 1996 at the office of the agent of Hambrecht & Quist LLC in New York, New York.

HAMBRECHT & QUIST

                            LAZARD FRERES & CO. LLC

                                                RAYMOND JAMES & ASSOCIATES, INC.

August  , 1996

CLAIMS WORKFLOW MANAGEMENT

    CCC INFORMATION SERVICES IS A LEADING SUPPLIER OF AUTO CLAIMS INFORMATION AND PROCESSING, CLAIMS MANAGEMENT SOFTWARE AND VALUE-ADDED COMMUNICATIONS. CCC'S PATHWAYS WORKFLOW MANAGEMENT SOFTWARE IS DESIGNED TO INTEGRATE CCC'S SOFTWARE AND INFORMATION OFFERINGS IN A STANDARD ARCHITECTURE WITH A COMMON USER INTERFACE. CCC'S SERVICES AND PRODUCTS IMPROVE THE EFFICIENCY OF THE AUTO CLAIMS PROCESS.

    THE INSIDE COVER CONSISTS OF A SCHEMATICS SHOWING THE GRAPHICAL USER INTERFACE OF THE PATHWAYS SOFTWARE AND IDENTIFYING LABELS DEPICTING APPLICATION OF THE SYSTEM WITH A FOLD-OUT PAGE BEHIND THE INSIDE FRONT COVER DEPICTING THE AUTO CLAIMS PROCESS.

                              [INSIDE COVER PAGE]

                                 --------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. AS USED HEREIN, THE "COMPANY" MEANS CCC INFORMATION SERVICES GROUP INC., TOGETHER WITH ITS CONSOLIDATED SUBSIDIARIES, UNLESS THE CONTEXT OTHERWISE REQUIRES. "CCC" REFERS TO CCC INFORMATION SERVICES INC. AND ITS CONSOLIDATED SUBSIDIARIES, WHICH CONSTITUTE THE OPERATING SUBSIDIARIES OF THE COMPANY. "CCCDC" OR THE "JOINT VENTURE" REFERS TO CCC DEVELOPMENT COMPANY. UNLESS OTHERWISE SPECIFIED, THE PROSPECTUS ASSUMES (I) THE COMPLETION OF A 40 FOR 1 SPLIT OF COMMON STOCK OF THE COMPANY IMMEDIATELY PRIOR TO THE TIME THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART BECOMES EFFECTIVE, (II) THE REDEMPTION OF 3,350 SHARES OF THE OUTSTANDING SERIES C CUMULATIVE REDEEMABLE PREFERRED STOCK (THE "SERIES C PREFERRED STOCK") AND 22,780 SHARES OF THE OUTSTANDING SERIES D CUMULATIVE REDEEMABLE PREFERRED STOCK (THE "SERIES D PREFERRED STOCK") OF THE COMPANY (COLLECTIVELY, THE "REDEEMABLE PREFERRED STOCK") WHICH WILL OCCUR SIMULTANEOUSLY WITH THE CONSUMMATION OF THE OFFERING, AND (III) NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. A GLOSSARY OF TECHNICAL TERMS BEGINS ON PAGE 41 OF THIS PROSPECTUS.

                                  THE COMPANY

    The Company is a leading supplier of automobile claims information and processing, claims management software and value-added communication services. The Company's customers include each of the 50 largest U.S. automobile insurance companies, over 250 other automobile insurance companies and more than 8,500 collision repair facilities. The Company's technology-based services and products improve efficiency, manage costs and increase consumer satisfaction in the management of automobile claims and restoration. The Company believes that its core competencies include the efficient collection and processing of claims and automobile valuation and repair data, development of advanced client-server, object-oriented claims software products, management of a value-added communications network, understanding the workflow processes of automobile claims and marketing through a customer-oriented field sales and service organization.

    The Company's services and products automate the process of evaluating and settling both total loss and repairable automobile claims. The Company's TOTAL LOSS services and products provide insurance companies the ability to effect total loss settlements on the basis of market-specific vehicle values. The Company's collision estimating services and products provide insurance appraisers and collision repair facilities with up-to-date pricing, interactive decision support and computer-assisted logic to produce accurate collision repair estimates. Communication services offered by the Company connect insurers, appraisers and collision repair facilities, providing the information required to make appropriate and timely decisions. The Company also provides a wide variety of related services and products intended to facilitate the overall management of the automobile claims process. The Company's PATHWAYS workflow management software is designed to integrate each of the Company's product offerings on a common platform with a common graphical user interface, facilitating the learning of new applications while providing the Company's customers with a broader tool set for claims completion. The Company's services and products are an integrated solution that combines reliable information, advanced claims management software and value-added, secure communication systems to improve the efficiency of the automobile claims process.

    The Company markets its services and products to the key participants in the automobile claims industry, including over 400 insurance companies and approximately 20,000 to 25,000 collision repair facilities. The Company sells its services and products to insurance companies through a 125 person direct sales force. The Company contracts with 85 independent sales representatives to sell its products to collision repair facilities. Over half of the Company's revenue for 1995 was for services and products sold pursuant to contracts, which generally have a two to three year term. A substantial portion of the Company's remaining revenue represented sales to customers that have been doing business with the Company for at least ten years. The Company's services and products are sold either on a monthly subscription or a per transaction basis.

    Insurance companies paid approximately $35 billion for automobile damage and loss claims in 1994, of which the Company believes $19 billion was paid to collision repair facilities and $13 billion was paid for total loss claims. Competitive pressures and resistance by policy holders and regulators to premium increases are causing insurance companies to focus on both customer satisfaction and cost control. At the same time, the costs to operate a collision repair facility have risen substantially over the past decade. Modern automobile designs coupled with extensive environmental regulations are forcing collision repair facilities to make significant capital investments in increasingly sophisticated equipment and better training. Automobile insurance companies are seeking to reduce the costs of adjusting claims through better and more timely flows of information and to increase consumer satisfaction through faster, more efficient claims handling procedures. Collision repair facilities are seeking to obtain a steady supply of customers through greater connectivity with insurance companies and through improved operating efficiency, business management and repair processing.

    The Company's objective is to enhance its position as a leading provider of business solutions to the automobile claims industry. The Company intends to grow its installed user base and to offer new and enhanced services and products. The Company focuses resources on leading insurance companies because these customers drive new product innovation and influence the systems decisions of other participants in the claims process. The Company has also committed substantial resources to develop and program class libraries and claims workflow objects and intends to leverage this technology asset to develop new services and enhancements rapidly. The Company plans to expand its appraisal and restoration outsourcing solution as an alternative to high cost independent adjusters. The Company also plans to expand the scope of its service and product offerings beyond automobile physical damage solutions to include claims involving bodily injury and to offer selected insurance company customers a total claims outsourcing solution.

    Underlying each of the Company's principal services and products are value-added databases which the Company's customers access using workflow-oriented software and the Company's communications network. The Company's proprietary database of valuation data used in connection with its total loss services and products is built through the Company's own data collection network. The Company offers its collision estimating services and products through a personal computer-based, open systems approach utilizing an object-oriented design which is readily integrated with customer legacy systems and which enables rapid introduction of additional application modules. The Company's product engineering activities focus on improving speed to market of new products, services and enhancements, and reducing development costs.

    CCC entered  the  vehicle  total  loss valuation  market  in  1980  when  it introduced the first computerized vehicle valuation system based on market-specific conditions and physically inspected dealer inventories. The Company was incorporated in Delaware in 1983. Its principal executive office is located at 444 Merchandise Mart, Chicago, Illinois 60654. Its telephone number is (312) 222-4636.

                                  THE OFFERING

Common Stock offered by the Company...............  5,500,000 Shares
Common Stock to be outstanding after the
Offering..........................................  22,026,800 Shares(1)
Use of Proceeds...................................  To  repay certain bank  debt of CCC that has been guaranteed  by the Company  and
                                                    to  redeem a  portion of  the Redeemable
                                                    Preferred Stock. See "Use of Proceeds."
Nasdaq National Market Symbol.....................  CCCG

- ------------------------------
(1) Excludes 2,579,760 shares of Common Stock issuable upon the exercise of stock options outstanding at June 30, 1996 at a weighted average exercise price of $2.64 per share.

    CCC-TM-, Pathways-TM-, EZEst-TM-, EZNet-TM-, ACCESS-TM-, ACCLAIM-TM-, GuidePost-TM-, EZFocus-TM-, EZWorks-TM-, VINguard-TM- and AutoSearch-TM- are trademarks of the Company. All other trademarks, service marks, or trade names referred to in this Prospectus are the property of the respective owners.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following summary consolidated statement of operations data, per share data, pro forma data and balance sheet data should be read in connection with the consolidated financial statements, the notes related thereto and the unaudited pro forma consolidated financial data included elsewhere in this Prospectus. The information as of and for the three years ended December 31, 1995 is derived from the audited consolidated financial statements of the Company. The information presented as of and for the two years ended December 31, 1992 and the six months ended June 30, 1995 and 1996 and all pro forma data is derived from the unaudited consolidated financial information of the Company. With respect to the unaudited financial information, the Company is of the opinion that all material adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the Company's interim and pro forma results of operations and financial condition, have been included. The results of operations presented below should not be regarded as necessarily indicative of results that may be expected in any future period.

                                                      YEAR ENDED DECEMBER 31,                          SIX MONTHS ENDED JUNE 30,
                                  ----------------------------------------------------------------  -------------------------------
                                                                                            PRO                   PRO
                                                                                           FORMA                 FORMA
                                    1991       1992       1993      1994(1)     1995      1995(2)     1995      1995(2)     1996
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
  Revenues......................  $  38,859  $  45,805  $  51,264  $  91,917  $ 115,519  $ 115,519  $  56,624  $  56,624  $  63,325
  Expenses:
    Operating expenses..........     35,938     41,429     44,233     84,094    104,697    104,697     51,507     51,507     53,272
    Purchased research and
     development................         --         --         --     13,791         --         --         --         --         --
    Loss on lease termination...         --         --      3,802         --         --         --         --         --         --
    Litigation settlements......         --         --         --      1,750      4,500      4,500      4,500      4,500         --
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Operating income (loss).......  $   2,921  $   4,376  $   3,229  $  (7,718) $   6,322  $   6,322  $     617  $     617  $  10,053
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income (loss) from continuing
   operations...................  $  (5,946) $  (7,260) $  (5,774) $ (13,159) $   1,286  $   3,538  $  (1,107) $     (97) $   6,691
  Income (loss) from
   discontinued operations, net
   of income taxes..............       (194)       409     (4,357)     1,006         --         --         --         --         --
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income (loss).............     (6,140)    (6,851)   (10,131)   (12,153)     1,286      3,538     (1,107)       (97)     6,691
  Dividends and accretion on
   mandatorily redeemable
   preferred stock..............         --         --         --     (1,518)    (3,003)      (991)    (1,455)      (480)    (1,604)
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income (loss) applicable
   to common stock..............  $  (6,140) $  (6,851) $ (10,131) $ (13,671) $  (1,717) $   2,547  $  (2,562) $    (577) $   5,087
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
PER SHARE DATA:
  Income (loss) from:
    Continuing operations.......  $   (0.67) $   (0.78) $   (0.61) $   (0.99) $    0.08  $    0.16  $   (0.06) $   (0.01) $    0.38
    Discontinued operations.....      (0.02)      0.04      (0.47)      0.07         --         --         --         --         --
    Dividends and accretion on
     mandatorily redeemable
     preferred stock............         --         --         --      (0.11)     (0.18)     (0.05)     (0.09)     (0.02)     (0.09)
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income (loss) applicable
   to common stock..............  $   (0.69) $   (0.74) $   (1.08) $   (1.03) $   (0.10) $    0.11  $   (0.15) $   (0.03) $    0.29
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Weighted average common and
   common equivalent shares
   outstanding..................      8,819      9,228      9,392     13,237     17,025     22,525     16,617     22,117     17,593


                                     PRO
                                    FORMA
                                   1996(2)
                                  ---------
STATEMENT OF OPERATIONS DATA:
  Revenues......................  $  63,325
  Expenses:
    Operating expenses..........     53,272
    Purchased research and
     development................         --
    Loss on lease termination...         --
    Litigation settlements......         --
                                  ---------
  Operating income (loss).......  $  10,053
                                  ---------
                                  ---------
  Income (loss) from continuing
   operations...................  $   7,520
  Income (loss) from
   discontinued operations, net
   of income taxes..............         --
                                  ---------
  Net income (loss).............      7,520
  Dividends and accretion on
   mandatorily redeemable
   preferred stock..............       (529)
                                  ---------
  Net income (loss) applicable
   to common stock..............  $   6,991
                                  ---------
                                  ---------
PER SHARE DATA:
  Income (loss) from:
    Continuing operations.......  $    0.32
    Discontinued operations.....         --
    Dividends and accretion on
     mandatorily redeemable
     preferred stock............      (0.02)
                                  ---------
  Net income (loss) applicable
   to common stock..............  $    0.30
                                  ---------
                                  ---------
  Weighted average common and
   common equivalent shares
   outstanding..................     23,093

                                                                                                JUNE 30, 1996
                                                                                          --------------------------
                                                                                           ACTUAL    AS ADJUSTED (3)
                                                                                          ---------  ---------------
BALANCE SHEET DATA:
  Cash..................................................................................  $   4,690     $   4,774
  Working capital.......................................................................    (14,483)       (6,631)
  Total assets..........................................................................     44,609        43,374
  Current portion of long-term debt.....................................................      8,151         1,151
  Long-term debt, excluding current maturities..........................................     21,386         1,208
  Mandatorily redeemable preferred stock................................................     35,729        11,791
  Stockholders' deficit.................................................................    (51,125)         (116)

- ------------------------------
(1) The Company accounted for its interest in the Joint Venture under the equity method of accounting prior to acquiring the remaining interest in the Joint Venture, effective March 30, 1994.

(2) Pro forma data gives effect to the Offering (at an assumed initial offering price of $11.00) as of January 1, 1995, including: (i) redemption of a portion of the Redeemable Preferred Stock, (ii) elimination of interest expense associated with repayment of a portion of the Company's existing indebtedness under the 1994 bank credit facility, elimination of amortization associated with the write-off of deferred debt issue costs as a result of the early retirement of debt and (iii) the tax effects of the interest-related adjustments described above. See "Unaudited Pro Forma Consolidated Financial Data" presented elsewhere in this Prospectus.

(3) Adjusted to reflect (i) receipt by the Company of the net proceeds to be received from the sale of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share and (ii) the application of the net proceeds of the Offering to repay existing indebtedness under the Company's 1994 bank credit facility in the principal amount of approximately $27.2 million (or approximately 98% of the principal amount outstanding), plus accrued interest of approximately $0.4 million and to redeem Redeemable Preferred Stock with a stated value of approximately $26.1 million (or approximately 67% of the stated value outstanding), plus accrued dividends of approximately $1.5 million.
    With regard to redemption of the Redeemable Preferred Stock, the adjustments reflect acceleration of the unaccreted portion of the original preferred stock discount as a charge to stockholders' equity (deficit). There is no income tax benefit associated with the accelerated accretion. With regard to repayment of a portion of the 1994 bank credit facility, the adjustments reflect deferred debt issue costs, net of related income tax benefits, as a charge to stockholders' equity (deficit). The deferred debt issue cost write-off will be charged against earnings, as an extraordinary item, net of tax, in the period in which a portion of the 1994 bank credit facility is repaid. Based on an assumed public offering price of $11.00 per share, this charge is estimated to be $0.9 million before income taxes.

                                  RISK FACTORS

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE PURCHASING THE COMMON STOCK OFFERED HEREBY.

HISTORY OF OPERATING LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY

    The Company has an accumulated net deficit from inception of approximately $65.0 million through June 30, 1996. Losses have resulted principally from costs incurred in product acquisition and development, from servicing of debt and from general and administrative costs. These costs have exceeded the Company's revenues, which have been derived primarily from the sale of its TOTAL LOSS product and its collision estimating product, EZEST. Most of the Company's other products are relatively new and, with the exception of EZNET, the Company's communications service, have not yet produced significant revenue. Although the Company has recorded substantial revenue growth in each of the years ended December 31, 1993, 1994 and 1995, and net income before dividends and accretion on preferred stock of $1.3 million in the year ended December 31, 1995, there can be no assurance that the Company will be able to sustain such growth or achieve or maintain profitability in future periods. Despite its accumulated deficit, as of December 31, 1995, the Company's net operating loss carryforwards totaled only $0.3 million. This disparity is attributable to the lack of tax basis for certain past operating charges. Since inception, the Company has charged against earnings: (i) goodwill amortization related to acquired businesses in the amount of approximately $37.5 million, (ii) purchased in-process research and development software projects of approximately $13.8 million and (iii) purchased software amortization of approximately $4.6 million. The Offering will not result in a change in control for income tax purposes that would limit the use of the net operating loss carryforwards. In addition, as of December 31, 1995, the Company had no research investment credit carryforwards. The Company has established deferred income tax asset valuation allowances because of its history of operating losses and an inability to project future taxable income with certainty. Such valuation allowances have been and will continue to be released to income if and to the extent the Company is able to successfully achieve a recapitalization through the Offering and demonstrate a predictable pattern of profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FINANCIAL POSITION; NEGATIVE WORKING CAPITAL; POTENTIAL FINANCING NEEDS

    At June 30, 1996, the Company's stockholders' deficit was $51.1 million. The net proceeds from the sale of Common Stock offered hereby will enable the Company to improve substantially its financial position by repaying a portion of the 1994 bank credit facility, under which CCC is the primary obligor and the Company is guarantor, and redeeming a portion of the Redeemable Preferred Stock. Historically, the Company's business has operated with a negative working capital. At June 30, 1996, negative working capital was $14.5 million, and the ratio of current assets to current liabilities was .57 to 1. The Company has the ability to operate with a negative working capital because it receives substantial payments from customers for services and products in advance of the costs incurred to provide such services and products and the availability of bank lines of credit. Assuming application of the net proceeds from the sale of Common Stock offered hereby as described herein as of June 30, 1996, the Company would have pro forma adjusted negative working capital as of June 30, 1996 of $6.6 million. The Company believes that cash flows from operations and available bank lines of credit will be sufficient to fund working capital needs for at least one year. However, the continued availability of bank lines of credit will require compliance with bank covenants. It is possible that circumstances could arise in the operation of the Company's business that would reduce cash flows substantially or would cause the Company not to be in compliance with bank covenants. The Company is currently in compliance with the covenants of its lending agreements. Failure to comply with bank covenants could cause indebtedness to become due immediately or render lines of credit not to be available when needed. In such event the Company may need to seek alternate sources of financing, including the potential issuance of debt or equity securities, at a time and on terms that may not be favorable to the Company. Issuance of additional equity securities could result in substantial dilution to stockholders. There can be no assurance that such future financing will be available on terms acceptable to the Company or at all. Due to the Company's stockholders' deficit and negative working capital, new investors will experience immediate and substantial dilution. See "Dilution."

RELIANCE ON MAJOR CUSTOMERS

    The Company derives a substantial portion of its revenues from sales to large insurance companies, including State Farm Mutual Automobile Insurance Company ("State Farm"). State Farm accounted for approximately 12.4% of the Company's revenue in 1995. Any loss of or material decrease in the business from any large insurer, and in particular from State Farm, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Customers."

TECHNOLOGICAL CHANGE AND NEW PRODUCT DEVELOPMENT

    The markets in which the Company competes are increasingly characterized by technological change. The introduction of competing services or products incorporating new technologies could render some or all of the Company's services and products unmarketable. The Company believes that its future success depends on its ability to enhance its current services and products and to develop new services and products that address the increasingly sophisticated needs of its customers. As a result, the Company has in the past and intends to continue to commit substantial resources to product development and programming. Over the two years ended December 31, 1995, the Company expended approximately $24.9 million for product development and programming. The development of new products may result in unanticipated expenditures and capital costs which may not be recovered in the event of an unsuccessful product. Development projects can be lengthy and are subject to changing market requirements and unforseen factors which can result in delays. The failure of the Company to develop and introduce new or enhanced services and products in a timely and cost-effective manner in response to changing technologies or customer requirements would have a material adverse effect on the Company's business, financial condition and results of operations.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

    The Company has experienced, and in the future may continue to experience, significant quarter to quarter fluctuations in its results of operations. Quarterly results of operations may fluctuate as a result of a variety of factors, including the introduction of new or upgraded services and products by the Company or its competitors, customer acceptance of new services and products, product development expenses, the timing of significant orders, the volume of usage of the Company's services and products, competitive conditions in the industry and general economic conditions. Many of these factors are beyond the Company's control. Further, the Company's contracts generally involve significant customer commitments (for each appraisal work station, customers are required to invest approximately $4,000 in computers and related peripherals) and may require time-consuming authorization procedures within the customer's organization; the sales cycles for the Company's services and products to the automobile insurance industry are therefore typically lengthy (generally between 6 and 18 months) and subject to a number of factors outside of the Company's control. For these and other reasons the overall revenues of the Company are difficult to forecast, and the Company believes that period-to-period comparisons of results of operations are not necessarily meaningful or indicative of the results that the Company may achieve for any subsequent quarter or a full year. Such fluctuations may result in volatility in the price of the Common Stock, and it is possible that in future quarters the Company's operating results will be below the expectations of public market analysts and investors. Such an event could have a material adverse effect on the price of the Common Stock. In addition, the principal payment obligations and the restrictive covenants of the Company's 1994 bank credit facility have continued to constrain the Company's operating activities. During the first half of 1996, the Company did not incur certain operating expenditures and make certain investments that it would have made in the absence of the 1994 bank credit facility covenants. As a result, the Company postponed until later in the year its plans to enhance internal functions and capabilities (including improvements to customer tracking software, additional staff hiring and training, and certain sales and marketing activities). See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Selected Quarterly Financial Results."

COMPETITION

    The markets for the Company's services and products are highly competitive. Over the past few years, the Company has experienced competitive price pressure, particularly in the collision estimating market, and expects such trend to continue. The Company's principal competitors are divisions of two well-capitalized, multinational firms, Automated Data Processing, Inc. ("ADP") and Thomson Corporation ("Thomson"), both of which have greater financial, marketing, technical and other resources than the Company. The Company intends to address competitive price pressures by providing high quality, feature enhanced products and services to its clients. The Company intends to continue to develop user friendly claims products and services incorporating its comprehensive proprietary inventory of data. The Company expects that the PATHWAYS workflow manager will provide the necessary position with its insurance customers to effectively compete against competitive price pressures.

    At times, insurance companies have entered into agreements with service providers (including ADP, Thomson and CCC) wherein the agreement provides, in part, that the insurance company will either use the product or service of that vendor on an exclusive basis or designate the vendor as a preferred provider of that product or service. If it is an exclusive agreement, the insurance company mandates that collision repair facilities, independent appraisers and regional offices use the particular product or service. If the vendor is a preferred provider, the collision repair facilities, appraisers and regional offices, are encouraged to use the preferred product, but may still choose another vendor's product or service. Additionally, some insurance companies mandate that all products be tested and approved at the companies' national level before regional levels can purchase such products. The benefits of being an endorsed product or on the approved list of an insurance company include immediate customer availability and a head start over competitors who may not be so approved. With respect to those insurance companies that have endorsed ADP or Thomson, but not CCC, the Company will be at a competitive disadvantage. In addition, in connection with the Company's strategy to provide outsourced claims processing services, the Company will compete with other third-party service providers, some of whom may have more capital and greater resources than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Competition."

DEPENDENCE ON KEY PERSONNEL

    The Company's continued success will depend largely on the efforts and abilities of its executive officers and upon certain key technical, managerial and sales employees. The loss of the services of any of the Company's key employees could have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that it will need to hire additional technical personnel in order to enhance its existing products and to develop new products. The Company's success also depends in large part upon its ability to attract and retain highly-skilled managerial, sales and marketing personnel. If the Company is unable to hire the necessary personnel, the development and sale of product enhancements and new products would likely be delayed or prevented. Competition for highly skilled technical, managerial, sales and marketing personnel is intense. Certain of the Company's senior management personnel have recently joined the Company. There can be no assurance that the Company will be successful in retaining its key personnel and in attracting the personnel it requires to continue its growth strategy. See "Business--Competition," "--Employees" and "Management."

USE OF LICENSED INFORMATION

    The Company's success depends to a substantial degree on its ability to provide customers access to a breadth of data from many different sources. A substantial portion of the data utilized in the Company's collision estimating products is derived from the Motor Crash Estimating Guide, a publication of a subsidiary of The Hearst Corporation. The Company has a license to use the Motor Crash Estimating Guide data under an agreement which expires on April 30, 2002. The license is automatically renewed on a year-to-year basis after April 30, 2002 unless either party furnishes the other with two years' prior notice of nonrenewal. There can be no assurance that the Company will be able to renew the Hearst license on economic terms that are beneficial to the Company or at all. The Company does not believe that it has access to an alternative database that would provide comparable information. Any interruption of the Company's access to the Motor Crash Estimating Guide data could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Technology."

DEPENDENCE ON PROPRIETARY RIGHTS; RISKS OF INFRINGEMENT

    The Company regards the technology underlying its services and products as proprietary. The Company relies primarily on a combination of intellectual property laws, patents, trademarks, confidentiality agreements and contractual provisions to protect its proprietary rights. The Company has registered certain of its trademarks. The Company's TOTAL LOSS calculation process is not patented; however, the underlying methodology and processes are trade secrets of the Company and are essential to the Company's TOTAL LOSS business. Existing trade secrets and copyright laws afford the Company limited protection. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's software or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's software is difficult. There can be no assurance that the obligations to maintain the confidentiality of the Company's trade secrets and proprietary information will effectively prevent disclosure of the Company's confidential information or provide meaningful protection for the Company's confidential information, or that the Company's trade secrets or proprietary information will not be independently developed by the Company's competitors. There can be no assurance that the Company's trade secrets or proprietary information will provide competitive advantages or will not be challenged or circumvented by its competitors. Litigation may be necessary for the Company to defend against claims of infringement, to protect its intellectual property rights and could result in substantial cost to, and diversion of efforts by, the Company. There can be no assurance that the Company would prevail in any such litigation. If the Company is unable to protect its proprietary rights in its intellectual property, it could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company is not aware that any of its software, trademarks or other proprietary rights infringe the proprietary rights of third parties. However, the Company has been involved previously in intellectual property litigation the resolution of which resulted in substantial payments by the Company. There can be no assurance that third parties will not assert infringement claims against the Company in the future. Any such claims, with or without merit, can be time consuming and expensive to defend or can require the Company to enter into royalty or licensing agreements or cease the infringing activities. The failure to obtain such royalty agreements, if required, and the Company's involvement in such litigation could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Intellectual Property."

CONTROL BY EXISTING STOCKHOLDER

    White River Ventures, Inc. ("White River") will continue to control the Company after the Offering, subject to the terms of a stockholders agreement (the "Stockholders Agreement") entered into by the Company, White River, and certain other stockholders. See "Principal Stockholders--Stockholders Agreement."

    Upon consummation of the Offering, White River will beneficially own or control an aggregate of 39.0% of the outstanding shares of Common Stock (or approximately 37.6% if the Underwriters' over-allotment option is exercised in full). In addition, White River and its affiliates will beneficially own or control an aggregate of 1,589 shares of the Series C Preferred Stock and 10,794 shares of the Series D Preferred Stock, which will constitute approximately 96.2% of the outstanding shares of each such series.

    Under the terms of the Series C Preferred Stock, for so long as White River and its affiliates own at least 50% of the outstanding shares of Series C Preferred Stock, the holders of a majority of such shares may elect a majority of the board of directors of the Company in the event of a dividend default or a redemption default, neither of which has occurred to date. See "Description of Capital Stock--The Redeemable Preferred Stock." In connection with the recapitalization of the Company in 1994 and to help ensure that White River Corporation, the parent of White River, avoid registration as an investment company under the Investment Company Act of 1940, White River and the Company have also entered into an agreement (the "White River Agreement") whereby the Company has agreed, upon receipt of notice from White River that it owns less than 50% of the outstanding shares of Common Stock, to exchange 500 shares of the outstanding Series D Preferred Stock for 500 shares of new Series E Cumulative Redeemable Preferred Stock, par value $1.00 (the "Series E Preferred

Stock"), which carries certain voting rights if it is held by White River or any of its affiliates. The Series E Preferred Stock votes according to a formula, the effect of which is to cause White River and its affiliates, through their ownership of shares of Series E Preferred Stock, to have 51% of the votes to be cast on any matter to be voted upon by the holders of Common Stock, provided all of the shares of such Series E Preferred Stock are issued, outstanding and held by White River and its affiliates. To the extent White River also owns shares of Common Stock, such Series E Preferred Stock will only provide an additional voting percentage that, when added together with the vote from White River's shares of Common Stock, will provide White River with a maximum of 51% of the votes.

    Pursuant to the terms of the Certificate of Designations for the Series E Preferred Stock, the voting power of the outstanding shares of Series E Preferred Stock is reduced according to a formula to the extent that outstanding shares of Series E Preferred Stock are either redeemed by the Company or no longer owned by White River and its affiliates. If White River and its affiliates were to continue to hold 39.0% of the outstanding shares of Common Stock, the Series E Preferred Stock voting power combined with the voting power of the Common Stock held by White River would be less than a majority when 393 (or 78.6%) of the 500 shares of Series E Preferred Stock had been so redeemed or are no longer so owned. The outstanding shares of Series E Preferred Stock are redeemable pro rata with the outstanding shares of Series C and Series D Preferred Stock and other parity stock, if any. White River has informed the Company of its present intention to exchange 500 shares of Series D Preferred Stock for 500 shares of Series E Preferred Stock sometime after the consummation of the Offering. When properly notified in writing of such request, the Company will issue, within three business days, such 500 shares of Series E Preferred Stock to White River. See "Description of Capital Stock-- The Series E Preferred Stock."

    The Stockholders Agreement provides that certain stockholders affiliated with management (the "Management Stockholders") may nominate three of seven directors while the Stockholders Agreement remains in effect. In addition, the directors designated by the Management Stockholders have been delegated the authority of the board of directors, to the extent permitted by applicable law and subject to the fiduciary duties of the other directors, to determine the timing, price and terms of future offerings of Common Stock and of certain business combinations. See "Principal Stockholders--Stockholders Agreement" for a detailed description of the Stockholders Agreement.

    Because of its ownership of shares of Common Stock and Series C Preferred Stock, and its ability to acquire shares of Series E Preferred Stock, White River will be able to elect a majority of the board of directors after the Offering and will be in control of the Company. When shares of the Series E Preferred Stock are issued to White River or its affiliates pursuant to the White River Agreement, White River will have a majority of the votes on any matter brought to a vote of the stockholders, regardless of the number of shares of Common Stock owned by White River and its affiliates. White River and its affiliates will retain the Series E Preferred Stock majority voting power until sufficient shares of Series E Preferred Stock have been redeemed by the Company or transferred to non-affiliates of White River to reduce the Series E Preferred Stock voting power below a majority. This may render more difficult or tend to discourage unsolicited mergers, acquisitions, tender offers, proxy contests or assumptions of control and changes of incumbent management, even when stockholders other than White River consider such a transaction to be in their best interest. Accordingly, stockholders may be deprived of an opportunity to sell their shares at a premium over the market price of the shares. See "Principal Stockholders -- Stockholders Agreement" and "Certain Transactions."

BENEFITS TO EXISTING STOCKHOLDERS

    Approximately $27.6 million of the net proceeds from the sale by the Company of the Common Stock offered hereby will be used to redeem a portion of the Redeemable Preferred Stock, of which 96.2% is owned by White River and 3.8% is owned by affiliates of Hambrecht & Quist LLC, a representative of the Underwriters. See "Certain Transactions", "Description of Capital Stock" and "Underwriting."

DEPENDENCE ON TRANSMISSION SERVICES AND DATA OPERATIONS

    The Company maintains its TOTAL LOSS database on a mainframe computer which has been outsourced to a data center service provider for the past ten years. The Company's operations are dependent on its ability to protect its computer equipment and the information stored in the third party service bureau against damage that may be caused by fire, power loss, telecommunications failures, unauthorized intrusion and other events. The service bureau data center consists of an IBM compatible mainframe processor, disk storage, a tape library, printer output capability, communications facilities and mini-computers. The data center is protected by an uninterruptible power supply system with short term battery back-up and security and authorization procedures. Software and related data files are backed-up regularly and stored off-site and the Company and service bureau also have a contingency and disaster recovery plan that is designed to reduce the risk of extended interruption of the Company's services in the event of damage to, or other failure of, its data center. There can be no assurance that these measures will be sufficient to eliminate the risk of extended interruption in the Company's operations due to interference or disruptions to the Company's access to the information maintained at the data center. Any such interruption could have a material adverse effect on the Company's business, financial condition and results of operations.

    Certain of the Company's data services are transmitted using transmission methods which are not within the control of the Company. The Company relies on several companies to provide dial-up access to the Company's services. Any damage or failure that causes interruption in these services could have a material adverse effect on the Company's business, financial condition and results of operations.

    Although the Company has implemented a contingency plan for the interruption of transmission service and data operations, the Company does not maintain any business interruption insurance.

GOVERNMENT REGULATION

    The insurance industry is subject to extensive state regulation. Because the Company markets and sells its products and services to participants in the insurance industry, particular aspects of the Company's business are affected by such regulation, including the methodology implemented to calculate total loss valuations, restrictions or prohibitions on the ability of an insurance company to direct or suggest insureds to use selected repair facilities and the monitoring and licensing of claim adjusters and appraisers. Due to the state-by-state regulation of the insurance industry, the Company's services and products may be affected by varying regulations which may increase costs to the Company in complying with such regulations. Changes in regulations which adversely affect the Company's existing and potential clients could have a material adverse effect on the Company's business, financial condition and results of operations.

SHARES ELIGIBLE FOR FUTURE SALE

    Future sales of substantial amounts of the Company's Common Stock after this Offering could adversely affect the market price of the Common Stock. Several of the Company's principal stockholders hold a significant portion of the Company's outstanding Common Stock, including White River which holds 8,584,564 shares representing 39.0% of the outstanding shares of the Common Stock after the Offering (37.6% if the Underwriters' over-allotment option is exercised in full), and a decision by one or more of these stockholders to sell their shares could adversely affect the market price of the Common Stock. Upon consummation of the Offering, the Company will have 22,026,800 shares of Common Stock outstanding (22,851,800 shares assuming exercise in full of the Underwriters' over-allotment option). Of these shares, all shares sold in this Offering and 808,000 shares held by certain stockholders not affiliated with the Company will be freely tradeable under the federal securities laws immediately following this Offering. Of the remaining shares, 14,911,500 shares of Common Stock are subject to lock-up agreements with representatives of the Underwriters. Such lock-up agreements restrict transfers of such shares, without the written consent of Hambrecht & Quist LLC, until 180 days after the date of this Prospectus. In addition, a total of 5,962,885 shares are subject to right of first refusal agreements with the Company. Beginning 180 days after the date of this Prospectus, approximately 15,563,900 shares will be eligible for sale pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), of which 13,050,800 shares are held by affiliates of the Company. As of June 30, 1996, options to purchase an aggregate of 2,579,800 shares of Common Stock were outstanding under the Company's Stock Option Plan, and 1,577,700 of these shares which are acquired upon exercise of options within 180 days of this Prospectus are subject to the 180 day lock-up described above. See "Management--Stock Option Plan." Following the closing of this Offering, the Company intends to register on Form S-8 under the Securities Act shares of Common Stock issuable under the Stock Option Plan. Such registration will be effective upon its filing. See "Shares Eligible For Future Sale."

BLANK CHECK PREFERRED STOCK

    Pursuant to the Certificate of Incorporation, additional shares of preferred stock may be issued in the future by the Company without stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board may determine in the exercise of its business judgment. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, any preferred stock that may be issued in the future. The issuance of additional preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate transactions, could have the effect of discouraging, or making more difficult, a third party's acquisition of a majority of the Company's outstanding voting stock. The Company has no present plans to issue any additional shares of preferred stock. See "Control by Existing Stockholder" and "Description of Capital Stock--Preferred Stock."

NO PRIOR PUBLIC MARKET; DETERMINATION OF PUBLIC OFFERING PRICE; POSSIBLE VOLATILITY OF STOCK PRICE

    Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance given as to (i) the liquidity of the trading market for the Common Stock, (ii) whether an active public market will develop for the Common Stock or (iii) whether the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price. If an active public market for the Common Stock does not develop, the market price and liquidity of the Common Stock may be materially and adversely affected. The initial public offering price of the Common Stock offered hereby was determined by negotiations among the Company and the Underwriters and may not be indicative of the market price for the Common Stock after the Offering. See "Underwriting." The trading price of the Common Stock could be subject to wide fluctuations in response to variations in the Company's quarterly operating results, changes in earnings estimates by securities analysts, conditions in the Company's businesses or general market or economic conditions. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices for many emerging growth companies, often unrelated to the operating performance of the specific companies. Such market fluctuations could have a material adverse effect on the market price of the Common Stock.

DILUTION TO NEW INVESTORS

    Investors purchasing shares of Common Stock in the Offering will experience immediate and substantial dilution in net tangible book value. Prior to this Offering each outstanding share of Common Stock has a negative net tangible book value of $3.81, and after the Offering will have a negative net tangible book value of $0.35. The net tangible book value dilution to purchasers of Common Stock in this Offering will be $11.35 per share. See "Dilution." To the extent outstanding options to purchase the Company's Common Stock are exercised, there will be further dilution. See "Management--Stock Option Plan."

HOLDING COMPANY STRUCTURE

    The Company is a holding company with no business operations of its own. The Company's only material asset is all of the outstanding capital stock of CCC, which is pledged pursuant to a guaranty of the 1994 bank credit facility. Accordingly, the Company will be dependent on dividends and distributions from CCC to pay its expenses and to pay any cash dividends or distributions on the Common Stock that may be authorized by the Board of Directors of the Company. There can be no assurance that CCC will generate sufficient cash flow to pay dividends or distribute funds to the Company or that applicable state law and contractual restrictions, including negative covenants contained in the debt instruments of CCC, will permit such dividends or distributions.

                                DIVIDEND POLICY

    The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain any future earnings for funding growth and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Furthermore, covenants in the 1994 bank credit facility prohibit the payment of cash dividends on Common Stock.

    As of June 30, 1996, dividends in the approximate amount of $2.2 million had accrued at a rate of 2.75% per annum on the Redeemable Preferred Stock. Redeemable Preferred Stock totalling $27.6 million, including accrued dividends thereon of $1.5 million, is being redeemed with a portion of the proceeds of this Offering. The yield-to-maturity on the Redeemable Preferred Stock approximated 9%. So long as any shares of Redeemable Preferred Stock remain outstanding, the Company cannot declare and pay dividends on the Common Stock.

    On June 6, 1996 the Board of Directors of the Company approved a distribution to stockholders of record of the Company of 40,000 shares and options to purchase 50,000 additional shares of the common stock of Faneuil ISG, Inc., which shares and options had been received by the Company in partial consideration of the sale by the Company to Faneuil ISG, Inc. of certain business assets in August 1994. The distributed shares and options were recorded on the books of the Company at cost with a carrying value of $530,000. Purchasers of Common Stock offered hereby will not participate in this distribution.

                                    DILUTION

    The net tangible book value of the Company at June 30, 1996, was a negative $63.0 million, or a negative $3.81 per share. "Net tangible book value per share" represents the amount of total tangible assets less total liabilities divided by the number of shares of Common Stock outstanding. Without taking into account any other changes in the net tangible book value after June 30, 1996, other than to give effect to the receipt by the Company of the net proceeds from the sale of 5,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share, the net tangible book value of the Company at June 30, 1996 would have been negative $7.8 million or a negative $0.35 per share. This represents an immediate increase of net tangible book value of $3.46 per share to existing stockholders and an immediate dilution of $11.35 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............................             $   11.00
  Net negative tangible book value per share before the Offering............  $    3.81
  Less increase per share attributable to new investors.....................       3.46
                                                                              ---------
Net negative tangible book value per share after the Offering(1)............                  0.35
                                                                                         ---------
Dilution per share to new investors.........................................             $   11.35
                                                                                         ---------
                                                                                         ---------

- ------------------------------

(1) If the Underwriters' over-allotment option is exercised in full, the net tangible book value per share would be approximately $0.03, resulting in dilution to new investors in this Offering of $10.97 per share.

    The following table summarizes, on a pro forma basis as of June 30, 1996, the differences between existing stockholders and new investors purchasing shares of Common Stock in the Offering (at an assumed initial public offering price of $11.00 per share) with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid:

                                                  SHARES OF COMMON STOCK              TOTAL
                                                         ACQUIRED                 CONSIDERATION
                                                 ------------------------  ---------------------------  AVERAGE PRICE
                                                    NUMBER      PERCENT        AMOUNT        PERCENT      PER SHARE
                                                 ------------  ----------  ---------------  ----------  -------------
Existing stockholders..........................    16,526,800       75.0%  $   10,097,000(1)      14.3%   $    0.61
New investors..................................     5,500,000       25.0       60,500,000        85.7         11.00
                                                 ------------      -----   ---------------    -----
  Total........................................    22,026,800      100.0%  $   70,597,000       100.0%    $    3.21
                                                 ------------      -----   ---------------    -----
                                                 ------------      -----   ---------------    -----

- ------------------------------

(1) Excludes certain transactions totalling $3,926,000 not involving stockholder cash consideration.

    The computations in the above table are determined before deducting the underwriting discount and estimated offering expenses payable by the Company. Both tables set forth in this section assume no exercise of outstanding stock options. At June 30, 1996, options to purchase 2,579,760 shares of Common Stock were outstanding with a weighted average exercise price of $2.64 per share. To the extent outstanding options are exercised, there will be further dilution to new investors. See "Management--Stock Option Plan."

                                USE OF PROCEEDS

    The net proceeds from the sale by the Company of the Common Stock offered hereby will be approximately $55.2 million (or approximately $63.6 million if the Underwriters' over-allotment option is exercised in full) based on an assumed initial public offering price of $11.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses. The Company intends to use approximately $27.6 million of such net proceeds to repay a portion of the outstanding indebtedness of CCC under the 1994 bank credit facility of which the Company is the guarantor. The agent lender under the 1994 bank credit facility is Canadian Imperial Bank of Commerce. The Company also intends to use the remaining net proceeds of approximately $27.6 million of such net proceeds to redeem a portion of the Redeemable Preferred Stock.

    At June 30, 1996 there was $27.8 million outstanding under the 1994 bank credit facility (a $22.3 million term loan and a $5.5 million revolving loan). Loans under the 1994 bank credit facility bear interest at either (i) a base rate (set by the bank from time to time) plus 1.5%, or (ii) the Eurodollar rate plus 3.0%, as chosen from time to time by CCC. The average interest rate in effect during the year ended December 31, 1995 was 9.15% for the term loan and 9.03% for the revolving credit facility; at June 30, 1996, the rates in effect for these facilities were 8.6% and 8.8%, respectively. The obligations under the 1994 bank credit facility mature in March 1999 (with respect to the term loan) and in April 1999 (with respect to the revolving loan) and are guaranteed by the Company.

    The Company is considering the refinancing of that portion of the indebtedness under the 1994 bank credit facility not repaid with the proceeds of this Offering on or prior to the closing of the Offering by causing CCC to enter into a new bank credit facility with Signet Bank. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company as of June 30, 1996, and as adjusted to reflect (i) the net proceeds to be received by the Company from the sale of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share and (ii) the application of the net proceeds of the Offering to redeem a portion of the Redeemable Preferred Stock (at stated value plus accrued dividends thereon) and to repay a portion of the Company's existing indebtedness under the 1994 bank credit facility (including accrued interest).

                                                                                            AS OF JUNE 30, 1996
                                                                                           ----------------------
                                                                                            ACTUAL    AS ADJUSTED
                                                                                           ---------  -----------
                                                                                               (IN THOUSANDS)
Current portion of long-term debt........................................................  $   8,151   $   1,151
                                                                                           ---------  -----------
Long-term debt:
  Term loan..............................................................................     15,250          --
  Revolving credit facility..............................................................      5,500         572
  Other..................................................................................        636         636
                                                                                           ---------  -----------
    Total long-term debt.................................................................     21,386       1,208
                                                                                           ---------  -----------
  Mandatorily redeemable preferred stock.................................................     35,729      11,791
                                                                                           ---------  -----------
Stockholders' deficit:
  Common stock ($.10 par value, 30,000,000 shares authorized and, 16,526,800 shares
   issued and outstanding as of June 30, 1996)(1)........................................      1,653       2,203
  Additional paid-in capital.............................................................     12,370      67,013
  Accumulated deficit....................................................................    (64,962)    (69,146)
  Treasury stock, at cost................................................................       (186)       (186)
                                                                                           ---------  -----------
    Total stockholders' deficit..........................................................    (51,125)       (116)
                                                                                           ---------  -----------
      Total capitalization...............................................................  $  14,141   $  14,034
                                                                                           ---------  -----------
                                                                                           ---------  -----------

- ------------------------

(1) Excludes 2,777,920 shares reserved for issuance under the Stock Option Plan pursuant to which options have been granted covering 2,579,760 shares and
     198,160 shares are available for issuance at a weighted average exercise price of $2.64 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The selected consolidated financial data presented below as of and for each of the three years ended December 31, 1995 are derived from the consolidated financial statements of the Company, which have been audited by Price Waterhouse LLP, independent certified public accountants. The consolidated financial statements as of December 31, 1994 and 1995, and for each of the years in the three years ended December 31, 1995, together with the Price Waterhouse LLP report thereon, are included elsewhere in this Prospectus. The selected consolidated financial data presented below as of and for the years ended December 31, 1991 and 1992, and as of and for the six months ended June 30, 1995 and 1996 are unaudited but have been prepared on the same bases as the audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations and financial condition for such periods. The results of operations presented below are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, the consolidated financial statements and notes thereto, and the unaudited pro forma consolidated financial data included elsewhere in this Prospectus.

                                                                                                                      SIX
                                                                                                                    MONTHS
                                                                                                                     ENDED
                                                                           YEAR ENDED DECEMBER 31,                 JUNE 30,
                                                            -----------------------------------------------------  ---------
                                                              1991       1992       1993      1994(1)     1995       1995
                                                            ---------  ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
  Revenues................................................  $  38,859  $  45,805  $  51,264  $  91,917  $ 115,519  $  56,624
  Expenses:
    Operating expenses....................................     35,938     41,429     44,233     84,094    104,697     51,507
    Purchased research and development....................         --         --         --     13,791         --         --
    Loss on lease termination.............................         --         --      3,802         --         --         --
    Litigation settlements................................         --         --         --      1,750      4,500      4,500
                                                            ---------  ---------  ---------  ---------  ---------  ---------
  Operating income (loss).................................      2,921      4,376      3,229     (7,718)     6,322        617
  Equity in loss of Joint Venture.........................     (2,057)    (6,713)    (3,564)      (615)        --         --
  Interest expense........................................     (9,575)    (9,606)    (6,945)    (7,830)    (5,809)    (3,110)
  Other income (expense), net.............................        519        232       (311)       316        482        334
                                                            ---------  ---------  ---------  ---------  ---------  ---------
  Income (loss) from continuing operations before income
   taxes..................................................     (8,192)   (11,711)    (7,591)   (15,847)       995     (2,159)
  Income tax (provision) benefit..........................      2,246      4,451      1,817      2,688        291      1,052
                                                            ---------  ---------  ---------  ---------  ---------  ---------
  Income (loss) from continuing operations................     (5,946)    (7,260)    (5,774)   (13,159)     1,286     (1,107)
  Income (loss) from discontinued operations, net of
   income taxes...........................................       (194)       409     (4,357)     1,006         --         --
                                                            ---------  ---------  ---------  ---------  ---------  ---------
  Net income (loss).......................................     (6,140)    (6,851)   (10,131)   (12,153)     1,286     (1,107)
  Dividends and accretion on mandatorily redeemable
   preferred stock........................................         --         --         --     (1,518)    (3,003)    (1,455)
                                                            ---------  ---------  ---------  ---------  ---------  ---------
  Net income (loss) applicable to common stock............  $  (6,140) $  (6,851) $ (10,131) $ (13,671) $  (1,717) $  (2,562)
                                                            ---------  ---------  ---------  ---------  ---------  ---------
                                                            ---------  ---------  ---------  ---------  ---------  ---------

PER SHARE DATA:
  Income (loss) from:
    Continuing operations.................................  $   (0.67) $   (0.78) $   (0.61) $   (0.99) $    0.08  $   (0.06)
    Discontinued operations...............................      (0.02)      0.04      (0.47)      0.07         --         --
    Dividends and accretion on mandatorily redeemable
     preferred stock......................................         --         --         --      (0.11)     (0.18)     (0.09)
                                                            ---------  ---------  ---------  ---------  ---------  ---------
  Net income (loss) applicable to common stock............  $   (0.69) $   (0.74) $   (1.08) $   (1.03) $   (0.10) $   (0.15)
                                                            ---------  ---------  ---------  ---------  ---------  ---------
                                                            ---------  ---------  ---------  ---------  ---------  ---------
  Weighted average common and common equivalent shares
   outstanding............................................      8,819      9,228      9,392     13,237     17,025     16,617


                                                              1996
                                                            ---------
STATEMENT OF OPERATIONS DATA:
  Revenues................................................  $  63,325
  Expenses:
    Operating expenses....................................     53,272
    Purchased research and development....................         --
    Loss on lease termination.............................         --
    Litigation settlements................................         --
                                                            ---------
  Operating income (loss).................................     10,053
  Equity in loss of Joint Venture.........................         --
  Interest expense........................................     (1,982)
  Other income (expense), net.............................        293
                                                            ---------
  Income (loss) from continuing operations before income
   taxes..................................................      8,364
  Income tax (provision) benefit..........................     (1,673)
                                                            ---------
  Income (loss) from continuing operations................      6,691
  Income (loss) from discontinued operations, net of
   income taxes...........................................         --
                                                            ---------
  Net income (loss).......................................      6,691
  Dividends and accretion on mandatorily redeemable
   preferred stock........................................     (1,604)
                                                            ---------
  Net income (loss) applicable to common stock............  $   5,087
                                                            ---------
                                                            ---------
PER SHARE DATA:
  Income (loss) from:
    Continuing operations.................................  $    0.38
    Discontinued operations...............................         --
    Dividends and accretion on mandatorily redeemable
     preferred stock......................................      (0.09)
                                                            ---------
  Net income (loss) applicable to common stock............  $    0.29
                                                            ---------
                                                            ---------
  Weighted average common and common equivalent shares
   outstanding............................................     17,593

                                                                                          DECEMBER 31,
                                                                      -----------------------------------------------------
                                                                        1991       1992       1993       1994       1995
                                                                      ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA:
  Cash..............................................................  $  11,320  $   3,756  $     375  $   5,702  $   3,895
  Working capital...................................................      7,692        969    (11,004)   (15,549)   (17,953)
  Total assets......................................................     61,380     40,423     40,058     52,232     44,093
  Current portion of long-term debt.................................      7,887      4,522      7,857      5,340      7,660
  Long-term debt, excluding current maturities......................     60,187     61,585     56,624     35,753     27,220
  Mandatorily redeemable preferred stock............................         --         --         --     31,122     34,125
  Stockholders' deficit.............................................    (37,368)   (43,291)   (53,416)   (54,729)   (56,420)

                                                                          JUNE 30, 1996
                                                                      ----------------------
                                                                                     AS
                                                                       ACTUAL    ADJUSTED(2)
                                                                      ---------  -----------
BALANCE SHEET DATA:
  Cash..............................................................  $   4,690   $   4,774
  Working capital...................................................    (14,483)     (6,631)
  Total assets......................................................     44,609      43,374
  Current portion of long-term debt.................................      8,151       1,151
  Long-term debt, excluding current maturities......................     21,386       1,208
  Mandatorily redeemable preferred stock............................     35,729      11,791
  Stockholders' deficit.............................................    (51,125)       (116)

- ------------------------------

(1) The Company accounted for its interest in the Joint Venture under the equity method of accounting prior to acquiring the remaining interest in the Joint Venture, effective March 30, 1994.

(2) Adjusted to reflect (i) receipt by the Company of the net proceeds to be received from the sale of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share and (ii) the application of the net proceeds of the Offering to repay existing indebtedness under the Company's 1994 bank credit facility in the principal amount of approximately $27.2 million (or approximately 98% of the principal amount outstanding), plus accrued interest of approximately $0.4 million and to redeem Redeemable Preferred Stock with a stated value of approximately $26.1 million (or approximately 67% of the stated value outstanding), plus accrued dividends of approximately $1.5 million.
    With regard to redemption of the Redeemable Preferred Stock, the adjustments reflect acceleration of the unaccreted portion of the original preferred stock discount as a charge to stockholders' equity (deficit). There is no income tax benefit associated with the accelerated accretion. With regard to repayment of a portion of the 1994 bank credit facility, the adjustments reflect deferred debt issue costs, net of related income tax benefits, as a charge to stockholders' equity (deficit). The deferred debt issue cost write-off will be charged against earnings, as an extraordinary item, net of tax, in the period in which a portion of the 1994 bank credit facility is repaid. Based on an assumed public offering price of $11.00 per share, this charge is estimated to be $0.9 million before income taxes.

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following table sets forth statement of operations data and per share data of the Company for the year ended December 31, 1995 and for the six months ended June 30, 1995 and 1996, and as adjusted to reflect, as if occurring on January 1, 1995, (i) receipt by the Company of the net proceeds from the sale of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share and (ii) the application of the net proceeds of the Offering to repay a portion of the Company's existing indebtedness under the 1994 bank credit facility and to redeem a portion of the Redeemable Preferred Stock.

                                                           YEAR ENDED           SIX MONTHS ENDED        SIX MONTHS ENDED
                                                       DECEMBER 31, 1995         JUNE 30, 1995           JUNE 30, 1996
                                                     ----------------------  ----------------------  ----------------------
                                                                    PRO                     PRO                     PRO
                                                       ACTUAL      FORMA       ACTUAL      FORMA       ACTUAL      FORMA
                                                     ----------  ----------  ----------  ----------  ----------  ----------
STATEMENT OF OPERATIONS DATA:
  Revenues.........................................  $  115,519  $  115,519  $   56,624  $   56,624  $   63,325  $   63,325
  Expenses:
    Operating expenses.............................     104,697     104,697      51,507      51,507      53,272      53,272
    Litigation settlement(1).......................       4,500       4,500       4,500       4,500          --          --
                                                     ----------  ----------  ----------  ----------  ----------  ----------
  Operating income.................................       6,322       6,322         617         617      10,053      10,053
  Interest expense(2)..............................      (5,809)     (2,914)     (3,110)     (1,665)     (1,982)       (578)
  Other income, net................................         482         482         334         334         293         293
                                                     ----------  ----------  ----------  ----------  ----------  ----------
  Income before income taxes.......................         995       3,890      (2,159)       (714)      8,364       9,768
  Income tax (provision) benefit(3)................         291        (352)      1,052         617      (1,673)     (2,248)
                                                     ----------  ----------  ----------  ----------  ----------  ----------
  Net income.......................................       1,286       3,538      (1,107)        (97)      6,691       7,520
  Dividends and accretion on mandatorily redeemable
   preferred stock(4)..............................      (3,003)       (991)     (1,455)       (480)     (1,604)       (529)
                                                     ----------  ----------  ----------  ----------  ----------  ----------
  Net income (loss) applicable to common stock.....  $   (1,717) $    2,547  $   (2,562) $     (577) $    5,087  $    6,991
                                                     ----------  ----------  ----------  ----------  ----------  ----------
                                                     ----------  ----------  ----------  ----------  ----------  ----------
PER SHARE DATA:
  Net income.......................................  $     0.08  $     0.16  $    (0.06) $    (0.01) $     0.38  $     0.32
  Dividends and accretion on mandatorily redeemable
   preferred stock.................................       (0.18)      (0.05)      (0.09)      (0.02)      (0.09)      (0.02)
                                                     ----------  ----------  ----------  ----------  ----------  ----------
  Net income (loss) applicable to common stock.....  $    (0.10) $     0.11  $    (0.15) $    (0.03) $     0.29  $     0.30
                                                     ----------  ----------  ----------  ----------  ----------  ----------
                                                     ----------  ----------  ----------  ----------  ----------  ----------
  Weighted average common and common equivalent
   shares outstanding..............................      17,025      22,525      16,617      22,117      17,593      23,093

- ------------------------------

(1) The litigation settlement had an after tax value of $2.8 million.

(2) Pro forma interest expense gives effect to the Offering as of January 1, 1995 and the associated elimination of interest expense of $2.5 million, $1.2 million and $1.2 million for the periods ending December 31, 1995, June 30, 1995 and June 30, 1996, respectively, resulting from the repayment of a portion of the Company's existing indebtedness under the 1994 bank credit facility of $27.6 million. Pro forma interest expense also reflects the elimination of amortization associated with the write-off of deferred debt issue costs as a result of the early retirement of debt amounting to $0.4 million, $0.2 million and $0.2 million respectively, for such periods.

(3) Pro forma income taxes gives effect to the tax effect of the interest rate adjustments described in Note 2.

(4) Pro forma dividends and accretion on Redeemable Preferred Stock reflects the pro rata elimination of such dividends and accretion.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF CONTINUING OPERATIONS

    The Company's results from continuing operations, for the periods indicated, are set forth below:

                                                                                               SIX MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,             JUNE 30,
                                                           --------------------------------  --------------------
                                                             1993       1994        1995       1995       1996
                                                           ---------  ---------  ----------  ---------  ---------
Revenues.................................................  $  51,264  $  91,917  $  115,519  $  56,624  $  63,325
Expenses:
  Operating Expenses:
    Production and customer support......................     15,108     25,123      32,261     16,346     15,520
    Commissions, royalties and license fees..............      1,091      7,153      11,720      5,559      6,660
    Selling, general and administrative..................     22,908     33,426      36,279     17,730     19,043
    Depreciation and amortization........................      2,158      8,331       9,572      4,854      3,972
    Product development and programming..................      2,968     10,061      14,865      7,018      8,077
  Purchased research and development.....................     --         13,791      --         --         --
  Loss on lease termination..............................      3,802     --          --         --         --
  Litigation settlements.................................     --          1,750       4,500      4,500     --
                                                           ---------  ---------  ----------  ---------  ---------
Operating income (loss)..................................      3,229     (7,718)      6,322        617     10,053
Equity in loss of Joint Venture..........................     (3,564)      (615)     --         --         --
Interest expense.........................................     (6,945)    (7,830)     (5,809)    (3,110)    (1,982)
Other income (expense), net..............................       (311)       316         482        334        293
                                                           ---------  ---------  ----------  ---------  ---------
Income (loss) from continuing operations before income
 taxes...................................................     (7,591)   (15,847)        995     (2,159)     8,364
Income tax (provision) benefit...........................      1,817      2,688         291      1,052     (1,673)
                                                           ---------  ---------  ----------  ---------  ---------
Income (loss) from continuing operations.................  $  (5,774) $ (13,159) $    1,286  $  (1,107) $   6,691
                                                           ---------  ---------  ----------  ---------  ---------
                                                           ---------  ---------  ----------  ---------  ---------

OVERVIEW

    The Company is a leading supplier of automobile claims information and processing, claims management software and value-added communication services. The Company's customers include each of the 50 largest U.S. automobile insurance companies, over 250 other automobile insurance companies and more than 8,500 collision repair facilities. The Company's technology-based services and products improve efficiency, manage costs and increase consumer satisfaction in the management of automobile claims and restoration.

    The Company sells its products to two primary customer markets: insurance companies (approximately 70% of revenue in 1995) and collision repair facilities. In addition, certain Company products and services are aimed at improving the efficiency of both markets by enabling the two groups to communicate electronically. The Company's principal products for the insurance market are its TOTAL LOSS vehicle valuation services, used to estimate the value of unrepairable vehicles, and its EZEST collision estimating software, used to estimate the cost of repairing vehicles. The Company also offers insurers access to EZNET, its communications network. The Company has recently introduced its PATHWAYS workflow management software, which integrates the Company's information and software products into a total workflow management solution for insurance field appraisal staffs. The Company offers insurers its ACCESS claims service, an integrated appraisal and restoration management service. The
Company's principal product for collision repair facilities is its EZEST collision estimating software.

    TOTAL LOSS services, generally obtained through direct dial-up access to the Company's host-based valuation system, are billed to insurance companies on a per valuation basis or under contract terms that specify fixed fees for a prescribed number of transactions. Volume discounts affect pricing. PATHWAYS collision estimating and EZEST customer subscriptions are billed monthly in advance. EZNET communication services are generally priced on a per transaction basis. ACCESS services are billed monthly to insurance companies and collision repair facilities on a per transaction basis. Monthly subscription and transaction rates for all products and services are established under negotiated contracts or pricing agreements. In general, customer account balances are settled monthly. Under the terms of certain contracts involving quarterly or annual prepayments, deferred revenues are recorded and subsequently recognized over the periods in which related revenues are earned.

    For the year ended December 31, 1995, approximately $59.8 million, or 52%, of the Company's revenues were earned under contracts with customers that specify minimum purchase requirements. Contracts are generally for two to three years. A substantial portion of the Company's remaining revenue represented sales to customers that have been doing business with the Company for more than 10 years. Use of multi-year contracts is common practice within the industry, making it difficult to take customers from competitors during the contract term.

    A substantial portion of the Company's production and customer support and general and administrative expense is fixed in nature. Sales commissions, royalties, license fees and certain selling expenses generally vary with revenue.

    As a result of debt incurred in connection with the Company's 1988 acquisition of CCC, the Company became highly leveraged. The Company's ability to invest in new product development and conduct its business in accordance with its business plan was constrained by the limitations imposed by its acquisition borrowings. The Company formed CCCDC to develop the EZEST collision estimating software. To finance EZEST development and marketing efforts, the Company relied on the sale of revenue streams from certain end-user collision estimating contracts. These contract funding transactions provided essential liquidity until June 1994, when the Company completed a recapitalization. In connection with this recapitalization, White River acquired $39 million of Redeemable Preferred Stock, and 7,050,850 shares of Common Stock, and CCC entered into the 1994 bank credit facility which is guaranteed by the Company. White River immediately resold $1,462,000 of the Redeemable Preferred Stock (3.8% of the outstanding Redeemable Preferred Stock) and 264,407 shares of the Common Stock (1.4% of the total outstanding Common Stock) to two investment partnerships affiliated with Hambrecht & Quist LLC. See "Underwriting." Prior to April 1994 the Company accounted for its interest in CCCDC under the equity method. In 1994, the Company acquired the 50% of CCCDC that it did not previously own. Since the acquisition, the Company has consolidated CCCDC.

    The Redeemable Preferred Stock includes certain rights set forth in detail in "Description of Capital Stock--The Redeemable Preferred Stock" and "--The Series E Preferred Stock." In particular, the Series C Preferred Stock includes the rights (i) to elect a majority of directors of the Company in the event of a default in a redemption or dividend payment obligation, if White River and its affiliates then own at least 50% of the outstanding Series C Preferred Stock (neither of which has occurred to date) and (ii) in the event that the Company or a subsidiary fails to pay when due or during any applicable grace period or in the event that notice of acceleration of the maturity or required prepayment and demand for payment is received by the Company or any subsidiary, in either case with respect to indebtedness in the aggregate amount in excess of $500,000, the right on the part of the holders of a majority of the then outstanding Series C Preferred Stock to determine in their sole discretion the action to be taken on behalf of the Company with respect to such indebtedness. The Series E Preferred Stock, if and when issued to and held by White River and its affiliates, will permit White River to cast 51% of the votes to be cast on any matter to be voted on by the holders of Common Stock, subject to reductions in the event that either the Company redeems part of the outstanding Series E Preferred Stock or White River and its affiliates no longer hold all of such stock.

    The principal payment obligations and the restrictive covenants of the 1994 bank credit facility have continued to constrain the Company's operating activities. During the first half of 1996, the Company did not incur certain operating expenditures and make certain investments that it would have made in the absence of the 1994 bank credit facility covenants. As a result of these delayed expenditures, the Company believes that its operating income increased during the first half of 1996 by between $0.8 million and $1.0 million. As a result, the Company postponed until later in the year its plans to enhance internal functions and capabilities (including improvements to customer tracking software, additional staff hiring and training, and certain sales and marketing activities).

    Depreciation expense includes depreciation attributable to certain software acquired through the Company's acquisition of the joint venture interest in CCCDC. In the purchase price allocation for the CCCDC acquisition, $5.2 million was assigned to purchased software with a two year life, $13.8 million was assigned to in-process research and development software projects, $6.6 million was assigned to acquired tangible assets and the balance of $3.7 million was assigned to goodwill. The amount assigned to in-process research and development was charged against operating results at the time of the acquisition. As a result of expiration of the purchased software's two year life as of March 31, 1996, purchased software depreciation of approximately $2.6 million in 1995 will decline to approximately $0.7 million in 1996.

    Research and development expense, which is principally the design and development of new software and information products, is expensed as incurred. Software development costs, if material, are capitalized when sufficient evidence exists that technological feasibility has been established. There were no significant software development costs subject to capitalization during the three years ended December 31, 1995 or during the six months ended June 30, 1996. The Company believes that its future success depends on its ability to enhance its current services and products and to develop new services and products that address the needs of its customers. As a result, the Company has in the past and intends to continue to commit substantial resources to product development and programming. Over the past two years ended December 31, 1995 the Company expended approximately $24.9 million for product development and programming.

    The Company has offset the income tax benefit attributable to a portion of the Company's future income tax deductions with tax valuation allowances because of the Company's recent history of operating losses and an inability to project future taxable income with certainty. This treatment increased the Company's overall effective income tax rate in the years the deferred income tax valuation allowances were provided. Such valuation allowances, $5.0 million at December 31, 1995, have been and will continue to be released to income and therefore reduce the effective tax rate if and to the extent the Company is able to successfully achieve a recapitalization through the Offering and demonstrate a predictable pattern of profitablity.

    Despite its accumulated deficit, as of December 31, 1995, the Company's net operating loss carryforwards totaled only $0.3 million. This disparity is attributable to the lack of tax basis for certain past operating charges. Since inception, the Company has charged against earnings: (i) goodwill amortization related to acquired businesses in the amount of approximately $32.5 million,
(ii) purchased in-process research and development software projects of approximately $13.8 million and (iii) purchased software amortization of approximately $4.6 million. The Offering will not result in a change in control for income tax purposes that would limit the use of the net operating loss carryforwards. In addition, as of December 31, 1995, the Company had no research investment credit carryforwards.

RESULTS OF CONTINUING OPERATIONS AS A PERCENTAGE OF REVENUE

    The Company's results from continuing operations, as a percentage of revenue for the periods indicated, are set forth below:

                                                                                                    SIX MONTHS ENDED JUNE
                                                                     YEAR ENDED DECEMBER 31,                 30,
                                                                ----------------------------------  ----------------------
                                                                   1993        1994        1995        1995        1996
                                                                ----------  ----------  ----------  ----------  ----------
Revenues......................................................      100.0%      100.0%      100.0%      100.0%      100.0%
                                                                    -----       -----       -----       -----       -----
Expenses:
  Operating Expenses:
    Production and customer support...........................       29.5        27.3        27.9        28.9        24.5
    Commissions, royalties and license fees...................        2.1         7.8        10.1         9.8        10.5
    Selling, general and administrative.......................       44.7        36.4        31.4        31.3        30.1
    Depreciation and amortization.............................        4.2         9.1         8.3         8.6         6.3
    Product development and programming.......................        5.8        10.9        12.9        12.4        12.7
  Purchased research and development..........................      --           15.0       --          --          --
  Loss on lease termination...................................        7.4       --          --          --          --
  Litigation settlements......................................      --            1.9         3.9         7.9       --
                                                                    -----       -----       -----       -----       -----
Operating income (loss).......................................        6.3        (8.4)        5.5         1.1        15.9
Equity in loss of Joint Venture...............................       (7.0)       (0.7)      --          --          --
Interest expense..............................................      (13.5)       (8.5)       (5.0)       (5.5)       (3.1)
Other income (expense), net...................................       (0.6)        0.3         0.4         0.6         0.4
                                                                    -----       -----       -----       -----       -----
Income (loss) from continuing operations before income
 taxes........................................................      (14.8)      (17.2)        0.9        (3.8)       13.2
Income tax (provision) benefit................................        3.5         2.9         0.3        (1.8)      (2.6)
                                                                    -----       -----       -----       -----       -----
Income (loss) from continuing operations......................      (11.3)%     (14.3)%       1.1%       (2.0)%      10.6%
                                                                    -----       -----       -----       -----       -----
                                                                    -----       -----       -----       -----       -----

SIX MONTHS ENDED JUNE 30, 1996 COMPARED WITH SIX MONTHS ENDED JUNE 30, 1995

    REVENUES. Total revenues increased by $6.7 million, or 11.8%, due primarily to higher revenues from collision estimating software licensing, from EZNET and from ACCESS claims services which offset lower revenues from the Company's TOTAL LOSS services. Collision estimating software licensing revenue increased primarily because of an increase in the number of software licenses principally to collision repair facilities. This volume increase more than offset a reduction in prices caused by competitive pressures. The increase in EZNET revenue was due to additional EZNET network and recycled part locator transactions, both at a slightly higher average price per transaction. The increase in ACCESS claims services was due primarily to higher transaction volume. The decrease in TOTAL LOSS revenue resulted from a reduction in transaction volume offset in part by a higher average price per transaction.

    PRODUCTION AND CUSTOMER SUPPORT. Production and customer support decreased from $16.3 million, or 28.9% of revenues, to $15.5 million, or 24.5% of revenues, due primarily to the Company's efforts to reduce production costs.

    COMMISSIONS, ROYALTIES AND LICENSE FEES. Commissions, royalties and license fees increased from $5.6 million, or 9.8% of revenues, to $6.7 million, or 10.5% of revenues. The increase in such expenses as a percent of revenues was due primarily to higher revenues from the licensing of collision estimating software which generates both a sales commission and a data royalty.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative increased from $17.7 million, or 31.3% of revenues, to $19.0 million, or 30.1% of revenues. In the first half of 1996, the Company incurred a charge of approximately $0.9 million related to the severance of a former senior executive. During this same period, the Company did not incur certain operating expenditures and make certain investments that it would have made in the absence of the 1994 bank credit facility covenants. These actions substantially offset the recorded severance charge.

    PRODUCT DEVELOPMENT AND PROGRAMMING. Product development and programming increased from $7.0 million, or 12.4% of revenues, to $8.1 million, or 12.7% of revenues. The increase was due primarily to greater investment in product development and wage pressure associated with hiring and retaining software engineers.

    INTEREST EXPENSE AND INCOME TAXES. Interest expense declined from $3.1 million to $2.0 million, due primarily to lower average borrowings outstanding. The effective income tax rate for the 1996 period was 20.0%, resulting primarily from the release of certain deferred income tax valuation allowances. See Note 6 to the Consolidated Financial Statements.

1995 COMPARED WITH 1994

    REVENUES. Total revenues increased by $23.6 million, or 25.7%. The total revenue increase includes the effect of consolidating CCCDC for a full year in 1995, versus use of the equity method during the first quarter of 1994 when CCCDC recorded revenues of $11.4 million. Had CCCDC been consolidated for all of 1994, the 1995 over 1994 revenue increase would have been $13.3 million, or 13.0%. This increase in revenue was primarily attributable to higher revenues from collision estimating software licensing, from EZNET and from ACCESS claims services. Collision estimating software licensing revenue increased primarily because of an increase in the number of software licenses, particularly in the collision repair facility market. TOTAL LOSS valuation service revenues were down slightly, reflecting lower volume. In addition, sales of other products increased, reflecting new product introductions. The increase in EZNET revenues was due to additional EZNET network and recycled part locator transactions, with EZNET at a slightly higher average price per transaction. The increase in revenues for ACCESS claims services was due primarily to higher transaction volume.

    COMMISSIONS, ROYALTIES AND LICENSE FEES. Commissions, royalties and license fees increased from $7.2 million, or 7.8% of revenues, to $11.7 million, or 10.1% of revenues. This increase in such expenses as a percent of revenues was due primarily to a change in the mix of products sold, including higher revenues from the licensing of collision estimating software, which generates both a sales commission and a data royalty. The increase in revenue from licenses of collision estimating software resulted from higher volume together with the effect of consolidating CCCDC for all of 1995.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative increased from $33.4 million, or 36.4% of revenues, to $36.3 million, or 31.4% of revenues. This increase is attributable primarily to higher salaries and travel expense associated with the Company's sales force. The decline in expense as a percentage of revenue is due to the increase in revenues, including the effect on revenues of consolidating CCCDC for all of 1995, and the fixed nature of certain general and administrative expenses.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased from $8.3 million, or 9.1% of revenues, to $9.6 million, or 8.3% of revenues, due primarily to the acquisition of CCCDC, effective March 30, 1994. As a result of the acquisition, purchased software amortization, goodwill amortization and depreciation expense increased $0.7 million, $0.1 million and $1.1 million, respectively.

    PRODUCT DEVELOPMENT AND PROGRAMMING. Product development and programming increased from $10.1 million, or 10.9% of revenues, to $14.9 million, or 12.9% of revenues. The increase was due predominantly to greater investment in product development, relating in large part to the Company's PATHWAYS software, and wage pressure associated with hiring and retaining software engineers. The increase in these expenses as a percent of revenues also reflects the effect of consolidating CCCDC for all of 1995.

    PURCHASED RESEARCH AND DEVELOPMENT. In the CCCDC purchase price allocation, $13.8 million was assigned to in-process research and development projects. The amount assigned to in-process research and development software projects was charged against operating results at the time of the acquisition. See Note 4 to the Consolidated Financial Statements.

    INTEREST EXPENSE AND INCOME TAXES. Interest expense declined from $7.8 million to $5.8 million, due primarily to lower average borrowings outstanding, reflecting the Company's June 1994 recapitalization, including the White River transaction. The income tax benefit attributable to continuing operations declined from $2.7 million to $0.3 million, due primarily to improvements in results from continuing operations. See Note 6 to the Consolidated Financial Statements.

    LITIGATION SETTLEMENT. The litigation settlement charge of $4.5 million was recorded to provide for resolution of litigation involving a corporate publisher of used car valuation books. This matter was settled in April 1996, however, the original settlement charge was sufficient to provide for the ultimate settlement. In June 1994 litigation involving an independent corporate provider of guidebook data was settled. Under the settlement agreement the Company agreed to pay the provider $1.75 million. See Note 15 to the Consolidated Financial Statements.

1994 COMPARED WITH 1993

    REVENUES. Total revenues increased by $40.7 million, or 79.3%, due primarily to higher revenues from collision estimating software licensing and the effect of consolidating CCCDC for the last three quarters of 1994. CCCDC revenues for the last three quarters of 1994 totaled $39.3 million, of which $31.3 million was attributable to collision estimating software licensing. Increased volume in collision estimating software licensing was offset in part by continuing competitive price pressures. In addition, revenues from total loss valuation services increased, reflecting increased volume. Increased revenues from sales of other products also contributed to growth in revenues.

    PRODUCTION AND CUSTOMER SUPPORT. Production and customer support increased from $15.1 million, or 29.5% of revenues, to $25.1 million, or 27.3% of revenues. The increase in these expenses reflects principally the effect of consolidating CCCDC for the last three quarters of 1994.

    COMMISSIONS, ROYALTIES AND LICENSE FEES. Commissions, royalties and license fees increased from $1.1 million, or 2.1% of revenues, to $7.2 million, or 7.8% of revenues. This increase was due primarily to a change in the mix of products sold, including higher revenues from the licensing of collision estimating software and the effect of consolidating CCCDC. Collision estimating revenue generates both a sales commission and a data royalty.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative increased from $22.9 million, or 44.7% of revenues, to $33.4 million, or 36.4% of revenues, reflecting primarily the growth in the Company's revenues, including the effect of consolidating CCCDC revenues for the last three quarters of 1994.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased from $2.2 million, or 4.2% of revenues, to $8.3 million or 9.1% of revenues, due primarily to the acquisition of CCCDC, effective March 30, 1994. As a result of the acquisition, purchased software amortization, goodwill amortization and depreciation expense increased $2.0 million, $0.4 million and $3.4 million, respectively.

    PRODUCT DEVELOPMENT AND PROGRAMMING. Product development and programming increased from $3.0 million, or 5.8% of revenues, to $10.1 million, or 10.9% of revenues. The increase was due primarily to expenditures related to the Company's PATHWAYS product line, and wage pressure associated with retaining software engineers. This increase also reflected the effect of consolidating CCCDC during the last three quarters of 1994.

    PURCHASED RESEARCH AND DEVELOPMENT. In the CCCDC purchase price allocation, $13.8 million was assigned to in-process research and development projects. The amount assigned to in-process research and development software projects was charged against operating results at the time of the acquisition. See Note 4 to the Consolidated Financial Statements.

    LOSS ON LEASE TERMINATION. Loss on lease termination represents the present value of future minimum lease payments under the Company's prior corporate office lease and other related expenses.

    LITIGATION SETTLEMENT. In June 1994 the litigation involving an independent corporate provider of guidebook data was settled. Under the settlement agreement the Company agreed to pay the provider $1.75 million. See Note 15 to the Consolidated Financial Statements.

    EQUITY IN LOSS OF CCCDC. Equity in loss of CCCDC declined from $3.6 million to $0.6 million. This decrease reflects both the effect of consolidating CCCDC for the last three quarters of 1994 and improvements in results of operations of CCCDC.

    INTEREST EXPENSE AND INCOME TAXES. Interest expense increased from $6.9 million to $7.8 million, due primarily to higher average borrowings outstanding. This increase results primarily from interest expense attributable to contract funding operations by CCCDC which was consolidated for the last three quarters of 1994, offset in part by lower average borrowings reflecting the Company's June 1994 recapitalization, including the White River transaction. The income tax benefit attributable to continuing operations increased from $1.8 million to $2.7 million, due primarily to an increase in losses from continuing operations. See Note 6 to the Consolidated Financial Statements.

SELECTED QUARTERLY FINANCIAL RESULTS

    The following table sets forth unaudited consolidated statements of operations for the ten quarters ended June 30, 1996, as well as such data expressed as a percentage of the Company's total revenues for the periods indicated. These quarterly statements of operations have been prepared on a basis consistent with the audited financial statements contained elsewhere in this Prospectus. They include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the quarterly results of operations, when such results are read in conjunction with the audited financial statements and notes thereto appearing elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                               1994                                  1995                   1996
                                              --------------------------------------  -----------------------------------  -------
                                              FIRST (1)    SECOND    THIRD   FOURTH    FIRST   SECOND    THIRD    FOURTH    FIRST
                                              ---------   --------  -------  -------  -------  -------  -------  --------  -------
                                                                                 (IN THOUSANDS)
Revenues....................................   $13,344    $ 24,652  $26,712  $27,209  $28,012  $28,612  $28,817  $ 30,078  $31,369
Expenses:
  Operating expenses........................    13,056      23,148   24,036   23,854   25,106   26,401   26,394    26,796   27,031
  Purchased research and development (2)....        --      13,791       --       --       --       --       --        --       --
  Litigation settlements (3)................     1,750          --       --       --       --    4,500       --        --       --
                                              ---------   --------  -------  -------  -------  -------  -------  --------  -------
Operating income (loss).....................    (1,462)    (12,287)   2,676    3,355    2,906   (2,289)   2,423     3,282    4,338
Equity in loss of Joint Venture.............      (615)         --       --       --       --       --       --        --       --
Interest expense (4)........................    (1,855)     (2,499)  (1,778)  (1,698)  (1,610)  (1,500)  (1,422)   (1,277)  (1,032)
Other income (expense), net.................       373        (248)      11      180       82      251       68        81       53
                                              ---------   --------  -------  -------  -------  -------  -------  --------  -------
Income (loss) from continuing operations
 before income taxes........................    (3,559)    (15,034)     909    1,837    1,378   (3,538)   1,069     2,086    3,359
Income tax (provision) benefit..............       383       3,377     (318)    (754)    (511)   1,564     (243)     (519)    (775)
                                              ---------   --------  -------  -------  -------  -------  -------  --------  -------
Income (loss) from continuing operations....    (3,176)    (11,657)     591    1,083      867   (1,974)     826     1,567    2,584
Income (loss) from discontinued operations,
 net of income taxes........................    (1,427)     (1,214)   3,647       --       --       --       --        --       --
                                              ---------   --------  -------  -------  -------  -------  -------  --------  -------
Net income (loss)...........................    (4,603)    (12,871)   4,238    1,083      867   (1,974)     826     1,567    2,584
Dividends and accretion on mandatorily
 redeemable preferred stock.................        --        (106)    (698)    (714)    (715)    (740)    (765)     (783)    (793)
                                              ---------   --------  -------  -------  -------  -------  -------  --------  -------
Net income (loss) applicable to common
 stock......................................   $(4,603)   $(12,977) $ 3,540  $   369  $   152  $(2,714) $    61  $    784  $ 1,791
                                              ---------   --------  -------  -------  -------  -------  -------  --------  -------
                                              ---------   --------  -------  -------  -------  -------  -------  --------  -------


                                              SECOND
                                              -------

Revenues....................................  $31,956
Expenses:
  Operating expenses........................   26,241
  Purchased research and development (2)....       --
  Litigation settlements (3)................       --
                                              -------
Operating income (loss).....................    5,715
Equity in loss of Joint Venture.............       --
Interest expense (4)........................     (950)
Other income (expense), net.................      240
                                              -------
Income (loss) from continuing operations
 before income taxes........................    5,005
Income tax (provision) benefit..............     (898)
                                              -------
Income (loss) from continuing operations....    4,107
Income (loss) from discontinued operations,
 net of income taxes........................       --
                                              -------
Net income (loss)...........................    4,107
Dividends and accretion on mandatorily
 redeemable preferred stock.................     (811)
                                              -------
Net income (loss) applicable to common
 stock......................................  $ 3,296
                                              -------
                                              -------

- ------------------------------
(1) The Company accounted for its interest in the Joint Venture under the equity method of accounting prior to acquiring the remaining interest, effective March 30, 1994.

(2) See Note 4 to the Consolidated Financial Statements.

(3) See Note 15 to the Consolidated Financial Statements.

(4) Interest expense in the second quarter of 1994 includes loan origination points of $0.3 million related to the bridge loan used to acquire the Joint Venture interest.

                                                             1994                                      1995
                                         ---------------------------------------------   ---------------------------------
                                         FIRST(1)     SECOND       THIRD      FOURTH       FIRST      SECOND       THIRD
                                         ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                                         (IN PERCENTAGES)
Revenues...............................     100.0 %      100.0%      100.0%      100.0%      100.0%      100.0%      100.0%
Expenses:
  Operating expenses...................      97.8         93.9        90.0        87.7        89.6        92.3        91.6
  Purchased research and development
   (2).................................        --         55.9          --          --          --          --          --
  Litigation settlements (3)...........      13.1           --          --          --          --        15.7          --
                                         ---------   ---------   ---------   ---------   ---------   ---------   ---------
Operating income (loss)................     (11.0 )      (49.8)       10.0        12.3        10.4        (8.0)        8.4
Equity in loss of Joint Venture........      (4.6 )         --          --          --          --          --          --
Interest expense (4)...................     (13.9 )      (10.1)       (6.7)       (6.2)       (5.7)       (5.2)       (4.9)
Other income (expense), net............       2.8         (1.0)        0.0         0.7         0.3         0.9         0.2
                                         ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income (loss) from continuing
 operations before income taxes........     (26.7 )      (61.0)        3.4         6.8         4.9       (12.4)        3.7
Income tax (provision) benefit.........       2.9         13.7        (1.2)       (2.8)       (1.8)        5.5        (0.8)
                                         ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income (loss) from continuing
 operations............................     (23.8 )      (47.3)        2.2         4.0         3.1        (6.9)        2.9
Income (loss) from discontinued
 operations, net of income taxes.......     (10.7 )       (4.9)       13.7          --          --          --          --
                                         ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net income (loss)......................     (34.5 )      (52.2)       15.9         4.0         3.1        (6.9)        2.9
Dividends and accretion on mandatorily
 redeemable preferred stock............        --         (0.4)       (2.6)       (2.6)       (2.6)       (2.6)       (2.7)
                                         ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net income (loss) applicable to common
 stock.................................     (34.5 )%     (52.6)%      13.3%        1.4%        0.5%       (9.5)%       0.2%
                                         ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                         ---------   ---------   ---------   ---------   ---------   ---------   ---------

                                                             1996
                                                     ---------------------
                                          FOURTH       FIRST      SECOND
                                         ---------   ---------   ---------

Revenues...............................      100.0%      100.0%      100.0%
Expenses:
  Operating expenses...................       89.1        86.2        82.1
  Purchased research and development
   (2).................................         --          --          --
  Litigation settlements (3)...........         --          --          --
                                         ---------   ---------   ---------
Operating income (loss)................       10.9        13.8        17.9
Equity in loss of Joint Venture........         --          --          --
Interest expense (4)...................       (4.2)       (3.3)       (3.0)
Other income (expense), net............        0.3         0.2         0.7
                                         ---------   ---------   ---------
Income (loss) from continuing
 operations before income taxes........        6.9        10.7        15.6
Income tax (provision) benefit.........       (1.7)       (2.5)       (2.8)
                                         ---------   ---------   ---------
Income (loss) from continuing
 operations............................        5.2         8.2        12.8
Income (loss) from discontinued
 operations, net of income taxes.......         --          --          --
                                         ---------   ---------   ---------
Net income (loss)......................        5.2         8.2        12.8
Dividends and accretion on mandatorily
 redeemable preferred stock............       (2.6)       (2.5)       (2.5)
                                         ---------   ---------   ---------
Net income (loss) applicable to common
 stock.................................        2.6%        5.7%       10.3%
                                         ---------   ---------   ---------
                                         ---------   ---------   ---------

- ------------------------------
(1) The Company accounted for its interest in the Joint Venture under the equity method of accounting prior to acquiring the remaining interest, effective March 30, 1994.

(2) See Note 4 to the Consolidated Financial Statements.

(3) See Note 15 to the Consolidated Financial Statements.

(4) Interest expense in the second quarter of 1994 includes loan origination points of $0.3 million related to the bridge loan used to acquire the Joint Venture interest.

    The increase in quarterly operating expenses as a percentage of revenues over the last two quarters of 1995 versus the same quarters in 1994 is attributable primarily to an increase in systems development and programming and a change in mix of products sold. The decline in operating expenses as a percentage of revenues in the first half of 1996 versus the first half of 1995 is attributable to higher revenues and deferral of certain planned operating expenditures that the Company would have made in the absence of the 1994 bank credit facility covenants.

    The Company's revenues and operating results have fluctuated in the past and are expected to continue to fluctuate in the future, on both an annual and quarterly basis. This fluctuation is attributable to a number of factors, including, but not limited to: demand for the Company's products and services, including new and enhanced products and services, the mix of products and services sold, the hiring and compensation of employees, the timing of promotional expenditures and competitive conditions. Many of these factors are beyond the Company's control.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's principal liquidity requirements are for working capital to fund investments in equipment and software, and to repay indebtedness. For the six months ended June 30, 1996, net cash provided by operating activities was $8.7 million. This amount was net of $2.3 million of contract funding revenue amortization. The Company applied $1.8 million to purchase equipment and software and $6.4 million to reduce outstanding debt. For the year ended December 31, 1995, net cash provided by operating activities was $7.7 million. This amount was net of $10.1 million of net contract funding revenue amortization. The Company applied $3.0 million to purchase equipment and software and $7.1 million to reduce debt. For the year ended December 31, 1994, net cash provided by continuing operations was nominal, net of $8.0 million of net contract funding revenue amortization. Net cash proceeds from borrowing were $15.0 million. The Company applied cash from these sources to purchase $5.2 million of equipment and software. The Company's proceeds from the sale of discontinued operations, net of cash used by discontinued operations, was $1.6 million. In connection with the acquisition of the 50% joint venture interest in CCCDC that it did not previously own, the Company used $4.5 million in cash, net of cash acquired, and assumed liabilities in the amount of $22.4 million. For the year ended December 31, 1993, net cash provided by continuing operations was $6.0 million. The Company applied cash from continuing operations to principal payments of long-term debt of $4.5 million and the balance of $1.5 million to advances to the Joint Venture. The remainder of the Joint Venture advances were funded from available cash balances. The Company anticipates that its purchase of equipment and software will be approximately $6.1 million in 1996.

    CCC entered into a bank credit facility arrangement with Canadian Imperial Bank of Commerce as agent in June 1994 in connection with a recapitalization of the Company. The Company has guaranteed CCC's obligations under the 1994 credit facility, which is secured by a lien on CCC's assets and stock. The 1994 bank credit facility is structured as a $30 million term loan and a $10 million revolving credit facility. The interest rate under the 1994 bank credit facility is a base rate (approximating the prime rate) plus 1.5% or the Eurodollar rate plus 3.0%, as selected by the borrower. The Company is negotiating a new credit facility with Signet Bank to replace the 1994 bank credit facility. The new credit facility would provide CCC with the ability to borrow under a $20 million revolving line of credit and give CCC the option to borrow up to $15 million under a term loan, provided that the gross proceeds of this Offering are not less than $50 million nor greater than $70 million. The Company intends to use the proceeds of this borrowing to repay a portion of the 1994 credit facility. If the new credit facility is not consummated by CCC, the 1994 bank credit facility will remain in place. The Company will guarantee CCC's obligations under the new credit facility, which will be secured by a lien on CCC's assets and stock. The interest rate under the new bank credit facility is the prime rate from time to time in effect or the LIBOR rate plus 1.5%, as selected by CCC.

    In 1994 White River acquired $39.0 million of the Company's Redeemable Preferred Stock in connection with the Company's recapitalization. A portion of the Redeemable Preferred Stock will be redeemed from the proceeds of this Offering at its stated value plus accrued dividends.

    The Company continues to review various financing alternatives. The Company believes that cash flows from operations and available bank lines of credit will be sufficient to meet its liquidity needs in the next year. There can be no assurance, however, that the Company will be able to satisfy its liquidity needs in the future without engaging in financing activities beyond those described above. See "Risk Factors -- Financial Position; Negative Working Capital; Potential Financing Needs."

                                    BUSINESS

GENERAL

    The Company is a leading supplier of automobile claims information and processing, claims management software and value-added communication services. The Company's customers include each of the 50 largest U.S. automobile insurance companies, over 250 other automobile insurance companies and more than 8,500 collision repair facilities. The Company's technology-based services and products improve efficiency, manage costs and increase consumer satisfaction in the management of automobile claims and restoration. The Company believes that its core competencies include the efficient collection and processing of claims and automobile valuation and repair data, development of advanced client-server, object-oriented claims software products, management of a value-added communications network, understanding the workflow processes of automobile claims and marketing through a customer-oriented field sales and service organization.

    The Company's services and products automate the process of evaluating and settling both total loss and repairable automobile claims. The Company's TOTAL LOSS services and products provide insurance companies the ability to effect total loss settlements on the basis of market-specific vehicle values. The Company's collision estimating services and products provide insurance appraisers and collision repair facilities with up-to-date pricing, interactive decision support and computer-assisted logic to produce accurate collision repair estimates. Communication services offered by the Company connect insurers, appraisers and collision repair facilities, providing the information required to make appropriate and timely decisions. The Company also provides a wide variety of related services and products intended to facilitate the overall management of the automobile claims process. The Company's PATHWAYS workflow management software is designed to integrate each of the Company's product offerings on a common platform with a common graphical user interface, facilitating the learning of new applications while providing the Company's customers with a broader tool set for claims completion. The Company's services and products are an integrated solution that combines reliable information, advanced claims management software and value-added, secure communication systems to improve the efficiency of the automobile claims process.

    The Company markets its services and products to the key participants in the automobile claims industry, including over 400 insurance companies and approximately 20,000 to 25,000 collision repair facilities. The Company sells its services and products to insurance companies through a 125 person direct sales force. The Company contracts with 85 independent sales representatives to sell its products to collision repair facilities. Over half of the Company's revenue for 1995 was for services and products sold pursuant to contracts, which generally have a two to three year term. A substantial portion of the Company's remaining revenue represented sales to customers that have been doing business with the Company for at least ten years. The Company's services and products are sold either on a monthly subscription or a per transaction basis.

OVERVIEW OF THE AUTOMOBILE INSURANCE CLAIMS PROCESS

    Insurance premiums for U.S. private passenger automobiles totalled approximately $98 billion in 1994. The Company estimates that about 11 percent of automobile and light truck policy holders file claims each year on a total of approximately 20 million vehicles. In 1994 these claims resulted in payments totalling approximately $75 billion. Of this amount, approximately $35 billion was paid for automobile damage and loss claims, of which the Company estimates that $19 billion was paid to collision repair facilities, $13 billion was paid for total loss claims, and the remainder was paid for other comprehensive losses, for damage to other property and for settlement costs. These claims also resulted in payments for personal injuries of approximately $40 billion, including medical costs, lost wages, compensation for pain and suffering, attorney fees and settlement costs.

    Automobile claims generally involve three types of participants: automobile insurance companies, service providers such as collision repair facilities and attorneys, and consumers. The interaction among these parties in the processing of a claim is referred to in this Prospectus as the "automobile claims industry." The Company believes that the claims process has historically been inefficient and contentious for the participating parties due in part to the lack of independently verifiable claims data and inefficient communications networks.

    THE AUTOMOBILE INSURANCE INDUSTRY

    Of the approximately 400 companies offering private passenger automobile insurance in the United States, the twenty largest providers account for over 60% of all automobile insurance premiums. Insurance companies compete principally on the basis of price, marketing, consumer satisfaction and claims paying ability. State agencies closely regulate the product offerings, claims processes and the premium structure of insurance companies. In addition, the laws of many states require motorists to carry liability insurance at specified minimum levels.

    The automobile insurance industry is changing rapidly. The automobile insurance marketplace is experiencing price constraints as a result of increasing competition and regulatory activity. At the same time, policy holders are demanding ever higher levels of customer service. The growing complexity and sophistication of automobile design and engineering is increasing the actual repair cost (referred to in the industry as "severity") of collision claims. In addition, the personal injury component of automobile insurance claims is rising in part as a result of the increasing frequency of, and magnitude of, claims involving alleged bodily injury, including soft-tissue claims. Competitive pressures and resistance by policy holders and regulators to premium increases are causing insurance companies to focus on managing costs.

    The Company believes that the insurance industry's focus on cost management has been accompanied by an increasing recognition that it is easier and more cost effective to retain an existing policy holder than to lure a new customer away from a competitor. Dissatisfaction with the claims handling process is a frequently cited cause of policy non-renewal.

    THE COLLISION REPAIR INDUSTRY

    The collision repair industry, which historically has been extremely fragmented, is consolidating. Approximately 63,500 collision repair facilities were listed in telephone book advertisements in 1995, down from 71,000 such listings in 1992. Most collision repair facilities are owner-operated, single-location businesses which focus on a local market. The Company estimates that 20,000 to 25,000 collision repair facilities have annual revenues in excess of $300,000. These facilities tend to be larger, better capitalized and increasingly rely on professional and sophisticated management who are adopting new technology and wholesale marketing techniques to compete.

    The costs to operate a collision repair facility have risen substantially over the past decade. Modern automobile designs coupled with extensive environmental regulations are forcing repair facilities to make significant capital investments in increasingly sophisticated equipment and better training. At the same time, insurance companies are looking to collision repair facilities to assist in cost containment.

    Of the approximately $22 billion in total revenue earned by U.S. collision repair facilities in 1995, $19 billion, or 86%, was paid by insurance companies. Because so much of their revenue is derived from insurers, collision repair facility owners are increasingly shifting their marketing efforts from consumer-oriented advertising to wholesale marketing and insurance company referrals. For example, many collision repair facilities are seeking to capitalize on insurance industry-driven trends such as the growth in direct repair programs. A direct repair program, or DRP, allows an insured whose automobile is involved in a collision to have the repair performed within a pre-screened network of approved repair facilities. In order to participate in DRPs with major insurance companies, collision repair facilities must meet minimum standards for equipment, training and facilities. To ensure continued satisfaction at both the referring insurance company and consumer level, collision repair facilities must seek ways to improve productivity and optimize the workflow of the automobile repair process. In order to achieve these goals, collision repair facilities are making substantial investments in capital equipment and computer technology.

    THE AUTOMOBILE CLAIMS PROCESS

    Insurance companies generally handle automobile physical damage claims in one of three ways: through in-house staff appraisals, through direct repair programs and through independent adjustments.

    STAFF APPRAISAL. The insurance industry employs staff appraisers and claims representatives who, the Company estimates, handle 70% to 75% of all automobile claims. The estimates are based on the Company's claims experience, as well as interviews with its large insurance customers. Staff appraisers handle a broad range of claims tasks, including appraisal, claims supplements, police reporting, total loss files, salvage processing and settlement payments. Based on the Company's internal estimates, staff appraisers typically handle twelve or more claims per day when in a drive-in facility and three to five claims per day when in the field. The Company believes that approximately 90% of insurance company staff appraisers use collision estimating software to prepare collision repair estimates. Based on the Company's experience with its insurance customers, the Company estimates that the cost of a staff appraisal ranges from $50 to $65 and that the average severity of a staff-appraised claim in 1995 was $1,990.

    DIRECT REPAIR PROGRAMS. Sixteen of the top twenty automobile insurers, including each of the five largest, offer a direct repair program. Based on the Company's interviews with its insurance customers, the Company estimates that 8% to 12% of all automobile claims are handled through a DRP, the fastest-growing method for handling automobile claims. The Company believes that DRPs present significant opportunities to both insurance companies and collision repair facilities to increase the satisfaction of their customers. Surveys demonstrate that DRPs result in higher consumer satisfaction than either of the other claims handling methods. In addition, by eliminating several days from the claims process, insurers utilizing DRPs reduce replacement rental car expense and eliminate the costs associated with dispatching an adjuster to appraise each vehicle. An automated DRP ensures accurate estimates, facilitates the use of alternate replacement parts and increases the productivity of auditors and reinspectors. The Company estimates that adjusters who formerly completed only three to five estimates per day under a staff appraisal program can review 20 to 25 claims per day under a DRP. Participating collision repair facilities gain volume and efficiency and reduce disputes with consumers and insurance companies. Based on the Company's experience with its insurance customers, the Company believes that the cost of a DRP appraisal ranges from $10 to $15 and that the average severity of a DRP-appraised claim in 1995 was $2,030.

    INDEPENDENT ADJUSTMENT. Based on the Company's interviews with its insurance customers, the Company estimates that independent claims adjusters handle 15% to 22% of all automobile claims. Independent adjusters offer their appraisal skills to a variety of insurance companies in a specific geographic location. Insurers typically outsource claims to independent adjusters where their market coverage does not justify hiring local staff or when the volume of work exceeds local capacity. The Company estimates that fewer than 10% of independent adjusters use automated collision estimating systems. The absence of automation, coupled with the lack of management reports and efficient inspection processes among independent adjusters, typically results in both the highest average severity per claim and the highest average claims handling expense. Based on the Company's experience with its insurance customers, the Company estimates that the cost of an independent appraisal ranges from $70 to $95 and that the average severity of an independently-appraised claim in 1995 was $2,320.

    NEEDS AND OPPORTUNITIES IN THE AUTOMOBILE CLAIMS PROCESS

    The Company believes trends in the automobile insurance industry create several identifiable needs. First, automobile insurers need to increase consumer satisfaction through faster, more efficient claims handling procedures. Second, insurance companies need to improve working relationships with their primary service providers through the exchange of auditable data and improved communication. Third, insurers need to integrate emerging technologies into their legacy mainframe hardware and software systems. Finally, smaller insurance companies need to become cost competitive with the major insurers by adopting solutions which provide benefits of economies of scale.

    Trends in the collision repair industry also present collision repair facilities with several needs and opportunities. First, repair facilities need to secure a steady supply of customers through efficient marketing and greater connectivity to insurance companies. Second, repair facilities need to improve their operating efficiency, business management and repair processing through affordable information and decision making tools.

    The Company believes there is also a need and market opportunity for improved management of bodily injury claims, the largest component of automobile claims settlement. In 1994 the cost of the 8.3 million claims for personal injuries totalled approximately $40 billion. These claims resulted in approximately 1.6 million lawsuits, of which 640,000 involved claims for soft tissue damage.

    The Company believes that improvements in the automobile claims process will require that participants have ready access to data, decision making tools and efficient communications. As a result, there is a need for integrated, efficient solutions in the appraisal, repair and settlement processes which will speed repairs, assure consumer satisfaction and save money.

THE CCC SOLUTION

    The Company's services and products are an integrated solution that combines proprietary information, advanced claims management software and value-added, secure communication systems to improve the efficiency of the automobile claims process. The Company's customers use its services and products to improve efficiency, control costs and increase consumer satisfaction in the handling of automobile claims. Connecting people, processes and information, the Company's technology-based services and products facilitate decision making among more than 300 insurance companies, more than 8,500 collision repair facilities and a wide range of business partners in the claims settlement process, including approximately 4,000 automobile dealers, 100 independent appraisal companies, parts suppliers, rental car agencies, fraud prevention agencies, salvage pools and recyclers. The Company's services and products aid claims industry participants in satisfying the consumer wherever settlement takes place, however the workflow is designed and whoever is managing the task. The Company provides these benefits through:

    - efficient collection and processing of proprietary claims data

    - advanced   client-server   architecture   and   object-oriented   software
      applications

    - value-added communications through its flexible network

    - comprehensive knowledge of workflow processes in the automobile claims industry

    - an aggressive market-driven field sales and service organization

    INSURANCE INDUSTRY SOLUTIONS

    The Company offers innovative solutions that provide insurance companies with decision control information and workflow tools to manage the process of adjusting and settling total losses and repairable collision claims. These solutions reduce claims costs, streamline claims processing and increase consumer satisfaction. The Company believes it is the leading provider of computerized claims-handling data and software to the insurance company total loss valuation and automobile physical damage collision estimating markets.

    The Company's solutions automate each of the three major claims handling methods. To improve the staff appraisal process, the Company offers workflow management software which allows the insurance company to integrate any or all of the Company's specific claims management applications with the insurer's own legacy applications. To improve the direct repair process, the Company offers a suite of software and communication tools that automate the fastest-growing claims handling methodology and provide insurers management control of their DRPs. To improve the outsourced appraisal process, the Company offers an alternative to independent adjusters which automates the assignment, collision estimate and management of the entire claims and restoration process.

    COLLISION REPAIR INDUSTRY SOLUTIONS

    The Company offers the collision repair industry a value-added, secure communications network which connects insurance companies and collision repair facilities in a cooperative and efficient partnership to satisfy consumer needs. The Company believes that its communication services and collision estimating software permit its customers to increase business flow, improve decision making, and increase operating efficiency. The process-control applications in the Company's network, which processed more than $2 billion in repairable automobile claims in 1995, improves and streamlines the automobile repair process. The Company also offers modular collision repair facility management software applications which enhance productivity and improve asset utilization.

THE CCC STRATEGY

    The Company's objective is to enhance its position as a leading provider of business solutions to the automobile claims industry by pursuing the following business strategies:

    GROW AND LEVERAGE INSTALLED USER BASE. The Company intends to enhance its leadership in the physical damage segment of the automobile insurance industry. The Company plans to increase market share by integrating new and existing applications into its workflow management software and by the continued emphasis on proactive field service and customer support.

    The Company also intends to grow its presence in the collision repair industry by continuing to develop service and product offerings tailored to the needs of collision repair facilities. Specifically, the Company plans to enhance and expand its connectivity tools to facilitate the collision repair process and to grow the volume of repairs settled through both insurance company DRPs and through the Company's own claims management programs.

    FOCUS ON LEADING INSURANCE COMPANIES. The Company believes that the leading automobile insurance carriers drive new product innovation and influence the buying decisions of participants in the claims process. Therefore the Company focuses resources on twenty of the leading automobile insurance carriers, which account for over 60% of total automobile insurance premiums and which have different needs from those of smaller insurers. The Company believes that the extent to which its services and products are widely accepted among the leading insurance companies will grow the Company's network of collision repair facility customers, which in turn will enhance the Company's relationships with other insurance companies.

    CAPITALIZE ON TECHNOLOGY LEADERSHIP. The Company has made a substantial investment during the past two years in the development of an object-oriented software framework which includes several hundred reusable business and system objects. The PATHWAYS application suite is built on this framework. The Company intends to maintain its technology leadership in the claims adjustment and collision repair markets by continuing the evolution of its released applications into object-oriented software modules and by maintaining the quality and independence of its proprietary databases.

    OFFER ALTERNATIVE TO INDEPENDENT ADJUSTER CLAIMS PROCESS. The Company believes that independent claims adjustment, which carries the highest severity and loss adjustment costs, presents a significant opportunity for an outsourced claims management solution. The Company intends to offer its appraisal and restoration management outsourcing solution as an alternative to independent adjustment to insurers seeking higher levels of consumer satisfaction, together with process and severity benefits.

    BROADEN SCOPE OF CLAIMS MANAGEMENT SOLUTIONS. The Company intends to capitalize on its strong network of insurance company relationships, proprietary databases and technology tools by expanding the scope of its services to other areas of the automotive claims industry, including the processing and management of litigation alleging bodily injury arising from automobile collisions.

    OFFER TOTAL OUTSOURCING SOLUTION. The Company intends to use its claims process management tools, together with the Company's growing network of service providers, to create an outsourced claims solution for insurance companies. The Company intends to offer its total outsourcing solution to small insurers which lack the size and scale to process claims efficiently.

SERVICES AND PRODUCTS

    The Company's services and products are organized into the following product families: Insurance, Collision Repair and Other. The Company's services and products are integrated for use with one another across multiple platforms. The Company's services and products are designed for ease of use by the thousands of people involved in the automobile claims process on a daily basis. Approximately 70% of the Company's consolidated revenue for 1995 was from the sale of services and products to insurance companies with the remainder sold to collision repair facilities and other customers. Sales of total loss and related services and products accounted for 38.2%, and sales of collision estimating services and products accounted for 43.0%, of the Company's consolidated 1995 revenue.

  SERVICES AND
    PRODUCTS              DESCRIPTION               TARGET MARKET                  BENEFITS
                                   INSURANCE SERVICES AND PRODUCTS

TOTAL LOSS (1980)  - Local market, passenger                             - Independent valuation with
                   and light truck valuation                             speed of automation, more
                     based on inspected local                              accurate values, fraud
                     market dealer inventory                               protection and regulatory
                                                                           compliance
COMMERCIAL/        - Local market, vehicle     -Physical damage claims
RECREATIONAL       valuation of heavy           departments
VEHICLE VALUATION   equipment, small marine
(1985)              craft, mobile homes and
                    motor cycles
COMPUTERIZED       - Replacement rental car                              - Consolidates rental
AUTOMOBILE RENTAL    reservation, management                             providers for volume contract
SYSTEM (1994)        and billing system                                    negotiation, controls
                                                                           unauthorized rental
                                                                           extension and
                                                                           consolidates/audits billing

ACCESS (1995)      - Outsourced appraisal and  - Insurance companies     - Fast, economical
                   vehicle restoration         with heavy independent    appraisal/repair process with
                     management services         appraiser usage           high customer satisfaction
                     utilizing a network of
                     Company-certified,
                     fully-equipped repair
                     facilities
PATHWAYS WORKFLOW  - Integration software for                            - Rapid learning and
MANAGER (1996)     a variety of claims                                   introduction of new
                     applications, with a                                  applications; more
                     workflow orientation to                               efficient claims processing
                     assist in managing all
                     aspects of a field
                     appraiser's duties
PATHWAYS           - Windows-based collision   - Insurance field         - Accurate estimates based on
COLLISION            estimating software         appraisers              better decisions
ESTIMATING (1996)    using P-page logic which                            -Increases and eases the
Upgrade:             provides up-to-date                                 selection of more economical
RECYCLED PART        pricing; interactive                                 recycled/salvaged parts
VALUATION            decision support;
                     automated forms
                   -Provides statistically
                   valid, local market
                    pricing of available
                    recycled parts that can
                    be automatically inserted
                    into an estimate

GUIDEPOST (1996)   - Executive information     - Physical damage claims  - Management information
                     system                      departments

ACCLAIM (1996)     - Outsourced soft-tissue    - Bodily injury claims    -Lower legal and indemnity
                   litigation defense            departments              costs
                    management

  SERVICES AND
    PRODUCTS              DESCRIPTION               TARGET MARKET                  BENEFITS
                          INSURANCE & COLLISION REPAIR SERVICES AND PRODUCTS
EZEST (1991)       - Interactive PC-based      - Insurance field         - Provides a complete,
                   collision estimating        appraisers and collision  professional estimate.
                     software using P-page       repair facilities         Automatically defaults to
                     logic which provides                                  agreed-upon estimating
Upgrade:             up-to-date pricing,                                   guidelines when used in
                     marketing letters and                                 conjunction with EZNet
                     interactive decision
                     support

RECYCLED PART      - Provides statistically    - Insurance field         - Increases and eases the
VALUATION (1993)   valid, local market           appraisers              selection of more economical
                     pricing of available                                  recycled/salvage parts
                     recycled parts that can
                     be automatically
                     inserted into an
                     estimate

EZFOCUS (1996)     - Software based, digital   - Insurance companies     - Economical documentation of
                   imaging system              and collision repair      vehicle damage that speeds
                                                 facilities                repair approval, increases
                                                                           process control and reduces
                                                                           reinspections

EZNET (1992)       -A value-added              -Insurance companies      -Process control and
                   communications network to   utilizing automated       management information
                    send claim assignment       staff appraisers and
Upgrades:           information and retrieve    DRPs and collision
                    completed file data         repair facilities

ELECTRONIC         -A file-by-file electronic  -Insurance companies      -Real-time exception
APPRAISAL REVIEW   audit of DRP estimates      utilizing DRP networks    reporting to target
(1993)                                                                    re-inspections and improve
                                                                          management control of DRP
                                                                          networks
RECYCLED PART      -Location of all available  -Insurance companies      -Increases and eases the
LOCATION (1994)    recycled parts for a        utilizing DRP networks    selection of more economical
                    particular vehicle in a                               recycled/salvaged parts
                    local market
                                COLLISION REPAIR SERVICES AND PRODUCTS

EZWORKS (1996)     - Job costing, job                                    - Improves workflow,
                   scheduling, accounting and                            increases financial control,
                     payroll software                                      labor efficiency and asset
                                                                           utilization
PATHWAYS WORK      - Integration software for  - Collision repair        - Rapid learning and
FLOW MANAGER       a variety of applications,    facilities              introduction of new
(expected late       with a workflow                                       applications; more
1996)                orientation                                           efficient management
                                                                           process
PATHWAYS           - Windows-based collision                             - Provides a complete,
COLLISION            estimating software                                 professional estimate.
ESTIMATING--COLLISION   using P-page logic which                           Automatically defaults to
REPAIR (expected     provides up-to-date                                   agreed-upon estimating
late 1996)           pricing marketing                                     guidelines when used in
                     letters capability and                                conjunction with EZNet
                     interactive decision
                     support
                                     OTHER SERVICES AND PRODUCTS
AUTOSEARCH (1981)  - Used vehicle location     - Consumers               - Fast location of
                   and pricing service                                     replacement vehicle
CONSUMER PRODUCTS  - Local market passenger                              - Market data for use in
(1989)             and light truck valuation                             buying or selling a new or
                                                                           used car
DEALER             - Advertising for car       - New/used car dealers    - Highly targeted advertising
SERVICES--TAIL     dealers to consumers
(1990)               recently involved in a
                     total loss

    TOTAL LOSS SERVICE. The Company's TOTAL LOSS service provides insurance companies the ability to effect total loss settlements on the basis of market-specific values based upon physically inspected used car inventories. The Company believes that its up-to-date vehicle database, which contains detailed information about millions of vehicles physically inventoried on over 4,000 dealer lots, or recently advertised, is the most comprehensive in North America. The Company uses its proprietary database and valuation software to provide insurance companies with independent, current, local, market-values and vehicle identification data. Each total loss valuation includes a vehicle identification search under VINGUARD, the Company's vehicle identification number fraud protection program which matches current claims against the Company's database of 15.5 million previously totaled or stolen vehicles. The Company processes about 1.5 million TOTAL LOSS claims per year.

    EZEST COLLISION ESTIMATING. EZEST was the first stand-alone, PC-based collision estimating system utilizing P-page logic to automate the process of eliminating repair activity overlaps and automating all included operations and ancillary repair work in preparing an estimate. EZEST provides automobile insurers with fast and reliable estimates at a low cost. EZEST runs on any IBM-compatible laptop or desktop computer and contains all nine volumes of the Motor Crash Estimating Guide and other data necessary to build a quality estimate. The Company licenses the Motor Crash Estimating Guide data from a subsidiary of The Hearst Corporation. A unique feature of EZEST is its recycled part valuation upgrade which will display and can automatically insert into the estimate a predicted price of those recycled or salvage automotive parts statistically known to be available in the local market in which the estimate is written. Approximately two-thirds of EZEST'S insurance users have purchased this upgrade. The EZEST software, Motor Crash Estimating Guide database and other associated databases are updated via a monthly CD-ROM. EZEST is sold on a monthly subscription basis to both insurers and collision repair facilities
under   multi-year  contracts.  The  Company   has  approximately  13,000  units
installed.

    EZNET COMMUNICATIONS NETWORK. EZNET connects insurers with their appraisers and repair network partners. EZNET'S process management capabilities provide the information required to make appropriate and timely decisions, regardless of location or settlement process. EZNET is used principally for the complete electronic communication of work files and estimates to staff appraisers or DRP partners and for the receipt of auditable estimate data. EZNET is the only secure communications network tailored to provide value-added automated communication service to participants in the automobile physical damage claim process, including: mailboxing, library, messaging, intelligent routing, assignment tracking and third party gateways. A unique feature of EZNET is the electronic appraisal review feature which provides real-time exception reporting to target re-inspections and improves management control of DRP networks. EZNET also facilitates the management of car rental and salvage disposition. EZNET processes approximately 400,000 automobile physical damage claims each month. EZNET is sold both on a per transaction basis and on a monthly subscription basis.

    PATHWAYS APPRAISER WORKSTATION SOFTWARE. In April 1996, the Company began delivery of PATHWAYS, its Windows-based appraiser workstation software designed to better serve the overall workflow needs of insurance field staffs. PATHWAYS offers a common, graphical user interface across all applications which organizes claims in tabbed, electronic workfiles and reduces the time required to learn or develop new software functions or applications. PATHWAYS includes a workflow manager which assists users in managing all aspects of their day-to-day activities, including receipt of new assignments, communication of completed activity, electronic file notes and reports as well as the automatic logging of key events in the claims process. The Company intends to integrate all of its existing field applications into this platform and develop all future field applications on PATHWAYS. PATHWAYS is fully integrated with the Company's value-added communications network, allowing adjusters to operate in the field, and thereby reduce office and other expenses. The initial PATHWAYS application is PATHWAYS COLLISION ESTIMATING which provides all of the functionality of the EZEST product while adding the functionality of total loss and settlement processing, claim payment, salvage disposal and custom electronic forms. The Company believes that the PATHWAYS system can reduce the field handled automobile claims process by about one day. The Company currently has 140 installations. PATHWAYS is sold on a monthly subscription basis under multi-year contracts.

    ACCESS CLAIMS SERVICES. ACCESS is an outsourced vehicle appraisal and restoration management service. Insurance companies use ACCESS to appraise and settle claims without hiring either additional staff or independent appraisers. ACCESS uses a network of Company certified, fully equipped repair facilities and the

Company's claims management tools to provide fast, low cost claims settlement with high customer satisfaction. In addition, the Company provides reinspection and restoration management staff for quality assurance. ACCESS is sold on a per claim basis under multi-year agreements. The Company is currently processing 5,000 ACCESS claims per month.

    EZFOCUS DIGITAL IMAGING. The EZFOCUS computerized digital photo imaging system allows automobile insurers and collision repairers to visually document vehicle damage and electronically communicate the image. This reduces claims cycle time while eliminating film cost and saving travel and overnight delivery expense.

    GUIDEPOST DECISION SUPPORT. The Company recently added GUIDEPOST, an executive information and data navigation software package to its tool set. GUIDEPOST allows managers to electronically evaluate results, format reports, drill down for subject or personnel review and compare performance to industry and regional indices. GUIDEPOST is offered on a monthly CD and development for network delivery is underway. While introduced as an element of the Company's suite of electronic DRP and collision estimating tools, GUIDEPOST will be made available for all the Company's products, extending the integration of a multi-channel claims process.

    ACCLAIM LITIGATION MANAGEMENT. ACCLAIM is an outsourcing service offered to insurance companies for the processing and management of defined soft-tissue bodily injury claims. ACCLAIM uses the Company's licensed case management software and information management tools in connection with a national network of lawyers to defend and dispose of lawsuits filed against insureds. ACCLAIM services are sold to insurance companies on a fixed fee, per claim basis. ACCLAIM is currently in pilot program status.

CUSTOMERS

    The Company's business is based on establishing close long-term relationships with the two primary users of the Company's services: automobile insurance companies and collision repair facilities. Over 300 automobile insurance carriers, including each of the top 50 insurance companies in the United States, are customers of the Company. Most of the Company's insurance customers are large, well capitalized businesses. State Farm, the Company's largest customer, accounted for 12.4%, 16.1% and 27.1% of the Company's total
revenues   for  the  three  years  ended  December  31,  1995,  1994  and  1993, respectively.

    Since first entering the collision repair market in 1992, the Company has secured over 8,500 collision repair facility customers. The Company has collision repair customers in all 50 states and in most major metropolitan markets. Many of these customers use the Company's services and products as a means to participate in insurance DRP programs, thereby making the use of the Company's services and products important to the customer's business growth.

    Over half of the Company's revenue for 1995 was for services and products sold pursuant to contracts, which generally have a two to three year term. A substantial portion of the Company's remaining revenue represented sales to customers that have been doing business with the Company for at least ten years. The Company's services and products are sold either on a monthly subscription or a per transaction basis.

SALES AND MARKETING

    The Company utilizes four different sales organizations to market and sell its services and products.

    STRATEGIC CLIENT DIVISION. The Strategic Client Division comprises 34 national account managers ("NAMs") and 31 client service managers ("CSMs") who focus on the Company's overall relationships with the home and regional offices of twenty leading insurance companies. NAMs are experienced sales professionals charged with meeting customers' business needs with a consultative approach. NAMs are responsible for home office relationships through which most major and all company-wide contracts are signed and renewed. The CSMs were recruited from a variety of major consulting firms with backgrounds in workflow/process management and business systems analysis. The CSMs play a critical role in reviewing customer business practices to benchmark current operations and to identify opportunities for improvement. This serves the dual role of assisting customers in the operation of their businesses, while concretely validating the value of the Company's services and products when they are implemented. CSMs often work closely with customer MIS staffs to assure smooth implementation of more technically complicated and customized service offerings.

    NATIONAL SALES GROUP. The 26 national sales account managers in the National Sales group market the Company's services and products to the home offices of large and medium-sized insurance companies outside of the top 20 ranking. Managers in the National Sales group typically call on the president or claims vice president and director of management information services of the customer. The sales cycle for transactions in this division is normally shorter than in the Strategic Client Division. Most ACCESS sales are made in the National Sales division.

    CLAIMS OFFICE ACCOUNT EXECUTIVES. A total of 78 claims office account executives are deployed geographically with responsibility for individual claims offices of all of the Company's insurance company clients. These employees are charged with on-going field training and support for the Company's transaction-based businesses. The Company believes that its field service organization is a competitive strength as its account executives assist claim managers with the training of high turnover personnel, program result analysis and problem resolution.

    COLLISION REPAIR REPRESENTATIVES. The Company contracts with 85 independent sales representatives to sell its products to collision repair facilities across the country. These representatives are assigned geographic territories and often employ sub-reps to increase presence in particular areas. The Company's representatives are charged with calling on the approximately 20,000 to 25,000 targeted repair facilities with annual revenue over $300,000. The representatives are highly experienced within the collision repair industry and typically assist customers in dealing with a variety of business issues. The Company also employs 5 sales managers who manage the sales representatives.

    The Company's marketing efforts for the automobile insurance market are conducted through three principal means. The Company believes that most claims executives and managers learn about new technologies and solutions through sales personnel, so the majority of the Company's insurance marketing dollars is devoted to developing professional collateral materials for use by the sales force. The Company sponsors an annual industry conference for senior claims industry executives. The Company's senior managers are frequent speakers at industry gatherings and are frequent authors of articles published in industry and national print media.

    The Company's marketing efforts for the automobile repair market are conducted through participation in national and regional trade shows, lead generating direct marketing programs, collateral materials and trade advertising.

TRAINING AND SUPPORT

    Field appraisers, claim representatives and collision repair facility owners are dependent upon the Company's tools and information to make proper decisions at the right time for high consumer satisfaction and managed restoration costs. The Company believes its customer support is a competitive advantage in the marketplace. The Company addresses its customer service needs through a customer support staff which provides centralized hotline telephone support and field implementation and training. The Company's support staff consists of individuals with technical knowledge and experience relating not only to application software, operating systems and network communications but also to the new and used car automobile markets and collision repair. As of May 31, 1996, the Company had 165 employees engaged in field and central customer support.

    In addition to its customer support staff, the Company maintains the industry's largest staff of professional field trainers who implement every new sale. The Company's collision estimating support staff can diagnose most software issues over the telephone and has the ability to download an appraiser's entire hard drive telephonically if the problem proves significant. The Company's total loss support staff can make modifications to claims, provide regulatory information or additional backup for a valuation to facilitate settlement. The Company routinely analyzes call type to modify products or training and, whenever necessary, will dispatch a field representative to provide process assistance.

TECHNOLOGY

    Underlying each of the Company's principal services and products are value-added databases which customers access using workflow-oriented software and the Company's value-added communications network.

    TOTAL LOSS SERVICES AND PRODUCTS. The Company's proprietary database of valuation data used in connection with its TOTAL LOSS services and products is built through the Company's own data collection network. This network includes detailed used car inventory and sales data from 4,000 automobile dealers in 192 metropolitan areas throughout the United States and Canada, as well as data from local newspaper advertisements and prior transactions. The database includes more than 15 million prior valuations, including theft data. The Company maintains its total loss database on a mainframe computer which customers directly access using the Company's proprietary communications network or by telephone or facsimile.

    PATHWAYS ENVIRONMENT. Over the past two years, the Company has built and completed class libraries consisting of approximately 1,000 business and system objects that serve as the foundation of its PATHWAYS product line. These objects were designed with a work flow orientation and are used in a framework to manage databases, maintain model persistence, create electronic workfiles, and facilitate communications. These elements are used in conjunction with a common graphical user interface for all applications. This approach is intended to offer many advantages to the Company's customers, including ease of integration of complementary systems and legacy applications. In addition, the graphical user interface and object-oriented foundation of these services and products is designed to enable faster introduction of additional application modules with greater product quality assurance as well as easy integration with customer-developed software applications. It is the Company's intent to build all new products within this framework and to migrate existing products to it. The Company believes this environment provides a competitive development advantage.

    COLLISION ESTIMATING SERVICES AND PRODUCTS. The Company offers its collision estimating services and products through a personal computer-based, open systems approach using its object-oriented design. The Company's principal database for its collision estimating products is the Motor Crash Estimating Guide published by a subsidiary of The Hearst Corporation. The Company licenses this database under an agreement that grants to the Company a license to publish the database electronically. This agreement includes the exclusive license for P-page logic, the integral component of collision estimating software.

    EZNET COMMUNICATIONS NETWORK. The Company's communications network, EZNET, transmits and processes both staff and direct repair claims data. EZNET'S Transport Layer provides reliable, secure data transmission. EZNET'S Workflow Layer routes claims information and status updates to multiple recipients according to insurance company preference and provides storage through network mailboxes maintained by the Company. EZNET supports all major communications protocols, including X25, SNA, ISDN and TCP/IP, as well as industry standards such as CIECA.

PRODUCT DEVELOPMENT AND PROGRAMMING

    The Company recognizes that its ability to maintain and grow its position in the claims industry is dependent upon expansion of its products and services. Investments in development are therefore critical to obtaining new customers and renewals from existing customers. The Company's product development and programming efforts principally consist of software development, development of enhanced communication protocols and custom user interfaces, and database design and enhancement. The Company employs approximately 160 people in its product development organization. This group is comprised of database analysts, software engineers, business systems analysts, product managers and quality assurance employees responsible for client systems, server systems, data warehousing and distribution systems. Product engineering activities focus on improving speed to market of new products, services, and enhancements, adding new business functions without affecting existing services and products, and reducing development costs. The Company uses its class library of objects, knowledge of its clients' workflows and its automated testing tools to deliver quality workflow-oriented solutions to the marketplace quickly. These efforts provide a significant competitive advantage to the Company in the development of new services and products. The Company develops products in close collaboration with its clients based on specific needs. The Company's total product development and programming expense was $3.0 million, $10.1 million and $14.9 million for the twelve months ended December 31, 1993, 1994 and 1995, respectively.

INTELLECTUAL PROPERTY

    The Company relies primarily on a combination of contracts, intellectual property laws, confidentiality agreements and software security measures to protect its proprietary technology. The Company distributes its products under written license agreements, which grant end-users a license to use the Company's services and products and which contain various provisions intended to protect the Company's ownership and confidentiality of the underlying technology. The Company also requires all of its employees and other parties with access to its confidential information to execute agreements prohibiting the unauthorized use or disclosure of the Company's technology.

    The Company has trademarked virtually all of its services and products. These marks are used by the Company in the advertising and marketing of the Company's services and products. EZEST and CCC are well-known marks within the automobile insurance and collision repair industries. The Company has patents for its collision estimation product pertaining to the comparison and analysis of the "repair or replace" and the "new or used" parts decisions. While the total loss calculation process is not patented, the methodology and processes are trade secrets of the Company and are essential to the Company's total loss business. Despite these precautions, the Company believes that existing laws provide only limited protection for the Company's technology and that it may be possible for a third party to misappropriate the Company's technology or to independently develop similar technology.

    Certain data used in the Company's services and products is licensed from third parties for which they receive royalties. The Company does not believe that the Company's services and products are significantly dependent upon licensed data, other than the Motor Crash Estimating Guide data, because the Company believes it can find alternative sources for such data. The Company does not believe that it has access to an alternative database that would provide comparable information. Any interruption of the Company's access to the Motor Crash Estimating Guide data could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company is not engaged in any material disputes with other parties with respect to the ownership or use of the Company's proprietary technology. However, the Company has been involved previously in intellectual property litigation, the resolution of which resulted in substantial payments by the Company. There can be no assurance that other parties will not assert technology infringement claims against the Company in the future. The litigation of such a claim may involve significant expense and management time. In addition, if any such claim were successful, the Company could be required to pay monetary damages and may also be required to either refrain from distributing the infringing product or obtain a license from the party asserting the claim (which license may not be available on commercially reasonable terms).

COMPETITION

    The market for the Company's products is highly competitive. The Company competes primarily on product differentiation, customer service and price. The Company's principal competitors are small divisions of two well capitalized, multinational firms, ADP and Thomson. ADP offers both a PC-based collision estimating system and a total loss product to the insurance industry. It offers a different collision estimating system and a hardware-based digital imaging system to the collision repair industry. Thomson publishes crash guides for both the insurance and automobile collision repair industries and markets collision estimating, shop management and imaging products. In addition, there are several very small, collision estimating programs sold into the market which do not use P-page logic. The Company has experienced steady competitive price pressure, particularly in the collision estimating market, over the past few years and expects that trend to continue. The strength of this trend may cause the Company to alter its mix of services, features and prices.

    The Company intends to address competitive price pressures by providing high quality, feature enhanced products and services to its clients. The Compay intends to continue to develop user friendly claims products and services incorporating its comprehensive proprietary inventory of data. The Company expects that the PATHWAYS workflow manager will provide the necessary position with its insurance customers to effectively compete against competitive price pressures.

    At times, insurance companies have entered into agreements with service providers (including ADP, Thomson and CCC) wherein the agreement provides, in part, that the insurance company will either use the product or service of that vendor on an exclusive basis or designate the vendor as a preferred provider of that product or service. If it is an exclusive agreement, the insurance company mandates that collision repair facilities, independent appraisers and regional offices use the particular product or service. If the vendor is a preferred provider, the collision repair facilities, appraisers and regional offices, are encouraged to use the preferred product, but may still choose another vendor's product or service. Additionally, some insurance companies mandate that all products be tested and approved at the companies' national level before regional levels can purchase such products. The benefits of being an endorsed product or on the approved list of an insurance company include immediate customer availability and a head start over competitors who may not be so approved. With respect to those insurance companies that have endorsed ADP or Thomson, but not CCC, the Company will be at a competitive disadvantage.

    In connection with the Company's strategy to provide outsourced claims processing services, the Company will compete with other third-party service providers, some of whom may have more capital and greater resources than the Company.

    The Company currently processes the vast majority of insurer-to-collision repair facility repair assignment and estimate retrieval for DRPs through its EZNET communications network. The Company believes there is a wide range of prospective competitors in this service area, many of which have greater resources than the Company.

EMPLOYEES

    As of May 31, 1996, the Company had 878 full-time employees of whom 192 were employed in sales and marketing functions, 164 were employed in customer support functions, 165 in product development and quality assurance functions, 208 in operations and 95 in finance and administration. The Company regularly seeks to identify skilled software engineers and other potential employee candidates, and has found that competition for personnel in the software industry is intense. The Company believes its ability to recruit and retain highly skilled technical and other management personnel will be critical to execute its business plans. The Company's employees are not represented by any collective bargaining agreement or organization. The Company believes that its relationships with its employees are good.

FACILITIES

    The Company's corporate headquarters are located in Chicago, Illinois where the Company leases approximately 125,000 square feet of a multi-tenant facility under a lease expiring in November, 2008. The Company also leases approximately 30,000 square feet in Glendora, California where a satellite development center is housed, under a lease expiring in April, 1999. The Company believes that its existing facilities and additional or alternative space available to it are adequate to meet its requirements for the foreseeable future.

LEGAL PROCEEDINGS

    There are no pending legal proceedings other than routine litigation arising in the ordinary course of business. The Company does not believe that the results of such litigation, even if the outcome were unfavorable to the Company, would have a material adverse effect on its financial position.

GLOSSARY OF TERMS

    BUSINESS AND SYSTEM OBJECT LIBRARIES -- Objects are reuseable pieces of software that perform specific programming functions. Business objects perform business tasks such as check writing, transfer of customer information, etc. System objects perform computer tasks such as opening a file, adding data to a particular field, etc. Objects are stored or housed in libraries.

    CIECA -- The Collision Industry Electronic Commerce Association is a group of information companies, repair facility owners and insurance company management information systems professionals. CIECA's role is to promote data communication standards for electronic commerce between collision repair facilities and insurance companies.

    DATA NAVIGATION  SOFTWARE   -- Software  written to  facilitate  organizing,
selecting, viewing, finding or analyzing a portion of a larger volume of electronic data or information.

    DATA WAREHOUSING -- The function of storing vast amounts of electronic data or information that can be accessed by software.

    DIRECT REPAIR PROGRAM (DRP) -- An automobile insurance settlement process whereby an insurer offers a consumer the option of bringing their vehicle directly to a particular repair facility who will fix the car and bill the insurer directly, without the involvement or need of an insurance adjuster.

    GRAPHICAL USER INTERFACE -- The type of screen used for computer programs that relies on pictures and images, in addition to character-based text.

    LEGACY APPLICATIONS    --  Pre-existing  computer  systems,  dated  in  both
technology and functionality.

    OBJECT ORIENTED SOFTWARE -- Software written with pieces of reuseable software that perform specific programming functions. Business objects perform business tasks such as check writing, transfer of customer information, etc. System objects perform computer tasks such as opening a file, adding data to a particular field, etc.

    P-PAGE LOGIC -- Crash estimating guides contain procedure pages, known as p-pages, that detail the steps involved in repairing various parts of a damaged vehicle depending on where and how extensive the damage is. When automated in software form, they are often referred to as computer assisted P-page logic.

    SEVERITY -- An insurance term of art referring to actual cost of fixing a vehicle, replacing a vehicle, medical bills or legal fees that do not include the administrative expenses of settling the claim.

    SOFT TISSUE CLAIM   -- A  claim arising  from a non-verifiable  injury to  a
person's soft tissue (muscles, skin, nervous system).

    SOFTWARE PLATFORM -- A term used to describe the underlying design of a computer system that links together various processing applications.

    TRANSPORT LAYER -- A term used to describe the collection of functions in a data network that includes the movement of information as opposed to a workflow layer, which refers to the management of information.

    WORKFLOW MANAGEMENT SOFTWARE -- Computer programs written to facilitate the defined steps of a particular process.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth certain information with respect to the executive officers and directors of the Company:

           NAME                  AGE                                         POSITION
- ---------------------------      ---      -------------------------------------------------------------------------------
David M. Phillips                    57   Chairman, President and Chief Executive Officer
J. Laurence Costin, Jr.              55   Vice Chairman
Githesh Ramamurthy                   35   Chief Technology Officer and President--Strategic Client Division
John Buckner                         50   President--Sales and Services Division
Blaine R. Ornburg                    50   Executive Vice President--New Market Development
Leonard L. Ciarrocchi                43   Executive Vice President--Chief Financial Officer
Donald J. Hallagan                   37   Vice President--Controller
Gerald P. Kenney                     44   Vice President, Secretary and General Counsel
John J. Byrne(1)                     64   Director
Morgan Davis(1)                      45   Director
Thomas L. Kempner(1)                 69   Director
Gordon S. Macklin(1)                 68   Director
Robert T. Marto(1)                   50   Director
Michael R. Stanfield(1)              46   Director

- ------------------------
(1) Member of Audit Committee and Compensation Committee.

    DAVID M. PHILLIPS has served as Chairman, President and Chief Executive Officer since founding the Company in 1983. Prior to joining the Company, Mr. Phillips served in a number of capacities at Citicorp including Senior Vice President from 1975 to 1982. During his tenure he was controller of the operating group; he was responsible for Citicard implementation; he led a team that developed a national consumer strategy; and implemented the credit card portion of the consumer strategy increasing the consumer card holders from approximately 200,000 to over 10 million. Subsequently, he was responsible for the Latin American Consumer Businesses that included banks; life insurance companies; finance companies and credit cards. Mr. Phillips previously served as Director of Special Markets and Division Controller at Polaroid Corporation.

    J. LAURENCE COSTIN, JR. joined the Company in February 1983 as Executive Vice President responsible for the Company's sales and client field service organization. He currently serves as Vice Chairman, a position he has held since May 1993. Prior to joining the Company, Mr. Costin was Senior Vice President and General Manager for the Midwest region of Seligman & Latz, Inc., a Fortune 500 company which managed department store concessions.

    GITHESH RAMAMURTHY joined the Company in July 1992 as Executive Vice President-Product Engineering and Chief Technology Officer. In January 1996, he assumed the position of President-Strategic Client Division while retaining the position of Chief Technology Officer. Prior to joining the Company, Mr. Ramamurthy was a founding member of Sales Technologies, Inc., a field sales automation software company. Sales Technologies sold to a long list of Fortune 100 clients in the United States and Europe before it was acquired by Dun & Bradstreet in 1989. Mr. Ramamurthy directed product development activities for that company.

    JOHN BUCKNER joined the Company in January 1994 as Senior Vice President-AutoBody Division. Mr. Buckner was promoted to Executive Vice President-Sales and Services Division and currently serves as President-Sales and Services Division. Prior to joining the Company, Mr. Buckner was Vice
President and General Manager of U.S. Automotive Operations at Sun Electric Corporation. Previously, Mr. Buckner held a variety of senior sales and new market development positions at Reynolds & Reynolds.

    BLAINE R.  ORNBURG  joined the  Company  in  April 1995  as  Executive  Vice
President-New Market Development. In January 1996, he assumed the additional responsibilities of Acting Chief Financial Officer, a position he held until June, 1996. Prior to joining the Company, Mr. Ornburg served as Senior Vice President of First Data Corporation. Mr. Ornburg joined First Data Corporation upon its purchase of Anasazi, Inc., a software and networking company Mr. Ornburg founded in 1987. Previously, Mr. Ornburg was Vice President-Point of Transaction Systems for VISA International.

    LEONARD L. CIARROCCHI joined the Company in June 1996 as Executive Vice President and Chief Financial Officer. Prior to joining the Company, Mr. Ciarrocchi was Vice President and Treasurer of White River Corporation from 1993 to 1996 and Manager of Finance of Fund American Enterprises, Inc. from 1991 to 1993. Mr. Ciarrocchi was Manager of Finance for Fund American Enterprises Holdings, Inc. ("Fund American") from 1989 to 1991.

    DONALD J. HALLAGAN joined the Company in August 1993 as Controller and was promoted to Vice President--Controller in June 1996. Prior to joining the Company he spent two years as Controller for Pollenex Corporation and two years on the corporate staff of Santa Fe Pacific Corporation as Assistant Controller. Previously, Mr. Hallagan served eight years on the professional staff of Price Waterhouse LLP.

    GERALD P. KENNEY joined the Company in March 1995 as Vice President, Secretary and General Counsel. Prior to joining the Company, he served eleven years as General Counsel for NEC Technologies Inc. Mr. Kenney's primary areas of concentration are intellectual property law, sales and distribution and other matters relating to the high-tech and information industries. He is the past chair of the Electronic Industries Association (EIA), Government Affairs Counsel and former member of the Board of Directors of the Consumer Electronics Group of EIA.

    JOHN J. BYRNE has served as a Director of the Company since 1994. Mr. Byrne has been Chairman of the Board of Directors and Chief Executive Officer of Fund American since 1985 and President of Fund American since 1990. Mr. Byrne has also been Chairman of the Board of Directors and a director of Financial Security Assurance Holdings Ltd. since May 1994. From 1989 through 1990, Mr. Byrne was Chairman of the Board of Directors of Fireman's Fund Insurance Company. Prior to joining Fireman's Fund Insurance Company, Mr. Byrne was Chairman and Chief Executive Officer of GEICO Corporation from 1976 to 1985. Mr. Byrne is an advisory director of Lehman Brothers Holdings, Inc.

    MORGAN DAVIS has served as a Director of the Company since 1995. He has also served since 1995 as the President and Chief Executive Officer of White Mountains Insurance Company, a wholly owned subsidiary of Fund American. From 1992 to 1994, Mr. Davis was self-employed as a private investor in a number of entrepreneurial enterprises. From 1987 to 1992, he served as President of Fireman's Fund Commercial Insurance. Mr. Davis is currently a Director of White Mountain Holdings and Valley Insurance Group.

    THOMAS L. KEMPNER has served as a Director of the Company since 1983. Since 1979 he has served as Chairman and Chief Executive Officer of Loeb Holding Corporation, an investment banking, registered broker/ dealer and registered investment advisory firm. He also serves as a director of the following companies: Alcide Corporation; The Arlen Corporation; Energy Research Corporation; IGENE BioTechnology, Inc.; Intermagnetics General Corporation; Northwest Airlines, Inc.; and Silent Radio, Inc.

    GORDON S. MACKLIN has served as a Director of the Company since 1994. Mr. Macklin has been Chairman of White River Corporation since 1993. From 1987 to 1992, he was Chairman of Hambrecht & Quist, LLC. Mr. Macklin served as President of The National Association of Securities Dealers, Inc. from 1970 to 1987, and was formerly a partner and Member of the Executive Committee of McDonald & Company, an investment banking firm, from 1950 to 1970. Mr. Macklin is a director, trustee, or managing general partner, as the case may be, of 53 of the investment companies in the Franklin/Templeton Group, and a Director of Fund American, MCI Communications Corporation, Fusion Systems Corp., MedImmune, Inc., Source One Mortgage Services Corp. and Shoppers Express Inc.

    ROBERT T. MARTO has served as a Director of the Company since 1994. He currently serves as President and Chief Executive Officer of White River Corporation. From 1990 to 1993, he was President of Fund American Enterprises, Inc., and an Executive Vice President and Chief Financial Officer of Fund American. From 1977 to

1989, he held executive officer positions with Fireman's Fund Corporation and Fireman's Fund Life Insurance Company. Mr. Marto is also a director of Vicorp Restaurants, Inc., White River Corporation and Zurich Reinsurance Centre, Inc.

    MICHAEL R. STANFIELD has served as a Director of the Company since 1995. He has been Managing Director of Loeb Partners Corporation since 1993. From 1990 to 1993, Mr. Stanfield was self-employed as an independent consultant.

    For their services as directors, the members of the Board of Directors who are not employees of the Company, White River or affiliates of White River (other than Mr. Byrne) are paid $5,000 per meeting. All directors are reimbursed for reasonable expenses associated with their attendance at meetings of the Board of Directors. All directors are elected by the stockholders at the annual meeting and serve as directors until the next annual meeting.

    All of the directors were elected pursuant to provisions of the Stockholders Agreement. Pursuant to this agreement, Messrs. Phillips, Kempner and Stanfield were designated directors by the Management Stockholders, Messrs. Marto and Macklin were designated directors by White River and Messrs. Byrne and Davis were nominated by White River subject to the approval of the Management Stockholders. See "Principal Stockholders--Stockholders Agreement."

EMPLOYMENT AGREEMENTS

    The Company has entered into employment agreements with each of Mr. Buckner, Mr. Ramamurthy, Mr. Ornburg, Mr. Ciarrocchi and Mr. Costin. Mr. Buckner's employment agreement provides for an annual salary of $250,000 plus bonus, and terminates April 30, 2001. Mr. Ramamurthy's employment agreement provides for an annual salary of $275,000 plus bonus and terminates June 30, 2001. Mr. Ornburg's employment agreement provides for an annual salary of $200,000 plus bonus and terminates June 30, 2001. Mr. Ciarrocchi's employment agreement provides for an annual salary of $200,000 plus bonus and terminates June 30, 2001. Mr. Costin's employment agreement provides for an annual salary of $230,000 and terminates April 30, 1999. Messrs. Buckner's, Ramamurthy's, Ciarrocchi's and Ornburg's employment agreements each contain a non-compete and a change of control provision and are subject to board of directors' ratification.

OTHER SIGNIFICANT MANAGEMENT PERSONNEL

             NAME                   AGE                                        POSITION
- ------------------------------      ---      ----------------------------------------------------------------------------
Stephen E. Applebaum..........          51   Senior Vice President--ACCLAIM Litigation Management
Samuel B. Barash..............          58   Executive Vice President--New Product Development
Nancy T. Borghesi.............          48   Senior Vice President--Consulting Services
Michael J. D'Onofrio..........          39   Vice President--Treasurer
William R. Geen...............          43   Senior Vice President--Total Loss Operations
T. Scott Leisher..............          37   Senior Vice President--Strategic Accounts
Rick L. Mansel................          43   Senior Vice President--Product Management
Martin G. McGrath.............          38   Senior Vice President--Marketing and Planning
Jack Rozint...................          41   Senior Vice President--ACCESS Claims Services
Richard L. Rumple.............          41   Senior Vice President--Product Engineering

    STEPHEN E. APPLEBAUM joined the Company in July 1987 as Vice President-Business Development, was promoted to Senior Vice President-Business Development, and currently serves as Senior Vice President-- ACCLAIM Litigation Management, a position he has held since October 1994. Prior to joining the Company, Mr. Applebaum was a management consultant and venture capitalist in Toronto, Canada.

    SAMUEL B. BARASH joined the Company in August 1985 as Chief Operating Officer and served in that capacity until 1987. Since that time, he has served as Executive Vice President of New Product Development. Prior to joining the Company, Mr. Barash was President of Diversified Food Services, a national food service provider within the retail industry.

    NANCY T. BORGHESI joined the Company in January 1986 as Vice President-Systems. She became Vice President-Product Engineering and currently serves as Senior Vice President-Consulting Services, a position she has held since March 1995. Prior to joining the Company, Ms. Borghesi was a Systems and Business Process Consultant for Arthur Young & Co.

    MICHAEL J. D'ONOFRIO joined the Company in November 1992 as Treasurer and was promoted to Vice President--Treasurer in June 1996. Prior to joining the Company he spent six years as Group Manager of Claims Processing for Central States Health and Welfare and Pension Funds. Mr. D'Onofrio previously served four years on the professional staff of Arthur Young & Co.

    WILLIAM R. GEEN joined the Company in March 1981 as Director of Operations. He was promoted to Vice President--Dealer Services and currently serves as Senior Vice President--Total Loss Operations, a position he has held since August 1989. Prior to joining the Company, Mr. Geen worked seven years in the retail auto industry.

    T. SCOTT LEISHER began his career with the Company in January 1986 as an Account Executive. He advanced through the sales ranks of the Company as a Region Manager, Group Vice President-East Zone and Group Vice President-National Accounts. Mr. Leisher currently serves as Senior Vice President-Strategic Accounts, a position he has held since February 1995.

    RICK L. MANSEL joined the Company in April 1995 as Senior Vice President-Product Management. Prior to joining the Company he was Manager of Worldwide Market Development for SSA, a financial and manufacturing systems software company. Mr. Mansel previously served as Director of North American Operations for Wang Laboratories.

    MARTIN G. MCGRATH joined the Company in September 1992 as Director-New Business Development. He was promoted to Vice President-Product Management and currently serves as Senior Vice President-Marketing and Planning, a position he has held since February 1995. Prior to joining the Company, Mr. McGrath was General Manager of AT&T's Network Management Services Group.

    JACK ROZINT joined the Company in April 1992 as Director-Product Planning for the AutoBody Division. He was promoted to Vice President-AutoBody Sales and Marketing and currently serves as Senior Vice President-ACCESS Claims Services, a position he has held since October 1994. Prior to joining the Company, Mr. Rozint was Director of Software Development at Akzo Systems Inc., a division of Akzo Nobel.

    RICHARD L. RUMPLE joined the Company in July 1990 as Manager-Product Engineering. He was promoted to Vice President-Product Engineering and currently serves as Senior Vice President-Product Engineering, a position he has held since October 1995. Prior to joining the Company, Mr. Rumple served as Manager of Distribution Systems at Baxter Healthcare.

EXECUTIVE COMPENSATION

    The following table sets forth certain information regarding the compensation paid during 1995 to the Company's Chief Executive Officer and the other four most highly compensated executive officers (collectively, the "Named Executive Officers") whose total salary and bonus in 1995 exceeded $100,000:

                           SUMMARY COMPENSATION TABLE

                                                                                                  LONG-TERM
                                                                                                 COMPENSATION
                                                                                             --------------------
                                                                                                 COMMON STOCK
                                                                              OTHER ANNUAL        UNDERLYING
           NAME AND PRINCIPAL POSITION(1)                SALARY      BONUS    COMPENSATION        OPTIONS(2)
- -----------------------------------------------------  ----------  ---------  -------------  --------------------
David M. Phillips....................................  $  448,008     --           --                 --
Chairman, President and Chief
 Executive Officer
J. Laurence Costin, Jr...............................     259,031  $  75,000       --                 --
Vice Chairman
Githesh Ramamurthy...................................     231,180     --           --                133,600
Chief Technology Officer and President-- Strategic
 Client Division
John Buckner.........................................     208,340     31,625       --                104,000
President--Sales and Services Division
Blaine R. Ornburg....................................     131,046     --        $  50,000             80,000
Executive Vice President--New Market Development

- ------------------------------
(1) This table excludes Edward J. Cheskis, former President--Claims Service Division, whose 1995 salary, bonus and other compensation was $273,292, $45,142 and $0, respectively.

(2) Represents the number of shares of Common Stock issuable upon exercise of options granted pursuant to the Stock Option Plan.

    The following tables set forth certain information regarding options/stock appreciation rights granted to the Named Executive Officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                       POTENTIAL REALIZABLE
                                                             INDIVIDUAL GRANTS                           VALUE AT ASSUMED
                                       --------------------------------------------------------------    ANNUAL RATES OF
                                          NUMBER OF     PERCENT OF TOTAL                                   STOCK PRICE
                                         SECURITIES       OPTIONS/ SARS                                  APPRECIATION FOR
                                         UNDERLYING        GRANTED TO       EXERCISE OR                  OPTION TERM (1)
                                        OPTIONS/SARS      EMPLOYEES IN      BASE PRICE    EXPIRATION   --------------------
                NAME                     GRANTED (#)       FISCAL YEAR       ($/SHARE)       DATE        5%($)     10%($)
- -------------------------------------  ---------------  -----------------  -------------  -----------  ---------  ---------
David M. Phillips....................        --                --               --            --          --         --
Chairman, President and Chief
 Executive Officer
J. Laurence Costin, Jr...............        --                --               --            --          --         --
Vice Chairman
Githesh Ramamurthy...................        73,600              5.9         $    1.75        2/1/00   $  35,590  $  78,630
Chief Technology Officer and
 President--                                 60,000              4.8             4.375      12/12/00      72,520    160,260
Strategic Client Division
John Buckner.........................        20,000              1.6              1.75        2/1/00       9,670     21,370
President--Sales and Services
 Division                                    24,000              1.9             2.125       6/28/00      14,090     31,140
                                             60,000              4.8             4.375      12/12/00      72,520    160,260
Blaine R. Ornburg....................        80,000              6.4              1.75       4/17/00      38,680     85,470
Executive Vice President--New Market
 Development

- ------------------------------

(1) The potential realizable value is calculated based on the term of the option at its time of grant (5 years) and is calculated by assuming that the stock price on the date of grant as determined by the Board of Directors appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated price. The 5% and 10% assumed rates of appreciation are derived from the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Common Stock price.

 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR OPTION VALUES

                                                                                          VALUE OF UNEXERCISED
                                                               NUMBER OF SECURITIES       IN-THE-MONEY OPTIONS
                                                              UNDERLYING UNEXERCISED         AT FY-END ($)
                           SHARES ACQUIRED   VALUE REALIZED    OPTIONS AT FY-END (#)   EXERCISABLE/UNEXERCISABLE
          NAME             ON EXERCISE (#)        ($)         EXERCISABLE/UNEXERCISABLE            (1)
- -------------------------  ---------------  ----------------  -----------------------  --------------------------
David M. Phillips........
Chairman, President and
 Chief Executive Officer         --                --                   --                         --
J. Laurence Costin,
 Jr......................
Vice Chairman                    --                --                  134,176/57,584         $1,291,444/$554,246
Githesh Ramamurthy.......
Chief Technology Officer
 and President--Strategic
 Client Division                 --                --                 138,880/168,320       $1,295,200/$1,454,000
John Buckner.............
President--Sales and
 Services Division               --                --                   27,200/92,800           $220,700/$728,800
Blaine R. Ornburg........
Executive Vice
 President-- New Market
 Development                     --                --                   16,000/64,000           $148,000/$592,000

- ------------------------------

(1) At an assumed offering price of the Common Stock of $11 per share, minus the exercise price, multiplied by the number of shares underlying the option.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Each member of the Board of Directors (except David M. Phillips) served as a member of the Compensation Committee of the Company in 1995. The Company has entered into certain transactions with the Loeb Entities, of which Thomas L. Kempner is an affiliate, and with White River, of which Messrs. Byrne, Macklin and Marto are affiliates. For further discussion of such transactions, see "Certain Transactions."

    The Compensation Committee has established salary and bonus levels for the executive officers of the Company, including the Chief Executive Officer, based on a combination of objective and subjective criteria. With respect to salary levels, such levels are set subsequent to the Committee's determination of the executive officer's contribution, progress and development. Bonuses, which may be up to 50% of an officer's salary, are awarded based on profit growth of the Company (calculated using an EBIT formula) and based on the subjective criteria used in establishing salary levels.

STOCK OPTION PLAN

    The Stock Option Plan was adopted by the Board of Directors in 1988 and was most recently amended in November 1994 in order to advance the interests of the Company by affording key executives and employees an opportunity to acquire a proprietary interest in the Company and thus to stimulate increased personal interest in such persons in the success and future growth of the Company. The Stock Option Plan is administered by the Compensation Committee of the Board of Directors. Pursuant to stock option agreements executed in connection with the Stock Option Plan, Messrs. Ramamurthy, Buckner, Ornburg and Costin, were granted stock options (the "Options") to purchase shares of Common Stock of the Company pursuant to the terms set forth in the various stock option agreements. A total of 2,777,920 shares of Common Stock have been reserved for issuance pursuant to all options issued under the Stock Option Plan. The Options are exercisable at per share prices ranging from $1.38 to $11.20. The Options are exercisable annually in 20% increments beginning on the date of issuance. Messrs. Ramamurthy, Buckner, Ornburg and Costin have been granted Options to purchase 307,200, 170,000, 130,000 and 191,760 shares of Common Stock, respectively. The Options may be exercised solely by the grantees, or in the case of such grantee's death or incapacity, by the grantee's executors, administrators, guardians or other legal representatives and are not assignable or transferable by such grantee.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth the number and percentage (if more than 1%) of the outstanding shares of Common Stock owned beneficially as of the date of the Offering by (i) each director of the Company, (ii) each Named Executive Officer, (iii) all directors and executive officers as a group, and (iv) each person who, to the knowledge of the Company, beneficially owned more than 5% of the Common Stock as of the date of this Prospectus.

                                                                    BENEFICIAL OWNERSHIP         BENEFICIAL OWNERSHIP
                                                                       OF COMMON STOCK              OF COMMON STOCK
                                                                  PRIOR TO THE OFFERING (1)     AFTER THE OFFERING (1)
                                                                 ---------------------------  ---------------------------
                                                                    NO. OF        PERCENT        NO. OF        PERCENT
NAME OF BENEFICIAL OWNER                                            SHARES        OF CLASS       SHARES        OF CLASS
- ---------------------------------------------------------------  -------------  ------------  -------------  ------------
David M. Phillips(2)...........................................        927,760         5.6          927,760         4.2
J. Laurence Costin, Jr.(3).....................................        185,728         1.0          185,728       *
Blaine R. Ornburg(4)...........................................         54,000       *               54,000       *
Githesh Ramamurthy(5)..........................................        233,600         1.4          233,600         1.1
John Buckner(6)................................................         60,920       *               60,920       *
John J. Byrne(7)...............................................             --          --               --          --
Morgan Davis(8)................................................             --          --               --          --
Thomas L. Kempner(9)...........................................      3,724,674        22.6        3,724,674        17.0
Gordon S. Macklin(10)..........................................      8,584,564        51.9        8,584,564        39.0
Robert T. Marto(11)............................................      8,584,564        51.9        8,584,564        39.0
Michael R. Stanfield(12).......................................             --          --               --          --
Loeb Entities(13)..............................................      3,457,315        21.0        3,457,315        15.7
61 Broadway
24th Floor
New York, New York 10006
White River Ventures, Inc......................................      8,584,564        51.9        8,584,564        39.0
777 Westchester Ave.
Suite 201
White Plains, New York 10604

All directors and executive officers as a group (11 persons)...     13,088,558        80.1       13,088,558        59.5

- ------------------------------
*   Less than one percent of the outstanding Common Stock.
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.
(2) Includes 400,000 shares of Common Stock held by Ruth Ann Phillips, Mr. Phillips' wife. Mr. Phillips is a director of the Company and his address is 444 Merchandise Mart, Chicago, Illinois 60654.
(3) Includes 164,528 shares of Common Stock issuable upon exercise of outstanding options which are exercisable within 60 days of August 1, 1996.
(4) Includes 26,000 shares of Common Stock issuable upon exercise of outstanding options which are exercisable within 60 days of August 1, 1996.
(5) Includes 173,600 shares of Common Stock issuable upon exercise of outstanding options which are exercisable within 60 days of August 1, 1996.
(6) Includes 49,200 shares of Common Stock issuable upon exercise of outstanding options which are exercisable within 60 days of August 1, 1996.
(7) Mr. Byrne is a director of the Company.
(8) Mr. Davis is a director of the Company.

(9) Includes 3,457,315 shares of Common Stock held by the Loeb Entities. Mr. Kempner, a director of the Company, is the managing general partner or the general partner of the general partner of each of the Loeb Entities. Mr. Kempner disclaims beneficial ownership of the shares held by the Loeb Entities, except to the extent of his pecuniary interests therein. Also includes 267,360 shares of Common Stock issuable upon exercise of outstanding options which are exercisable within 60 days of August 1, 1996.
(10) Includes 8,584,564 shares of Common Stock held by White River. Mr. Macklin, a director of the Company, is Chairman of the Board of Directors of White River and disclaims beneficial ownership of the shares held by White River, except to the extent of his pecuniary interests therein.
(11) Includes 8,584,564 shares of Common Stock held by White River. Mr. Marto, a director of the Company, is President and Chief Executive Officer of White River and disclaims beneficial ownership of the shares held by White River, except to the extent of his pecuniary interests therein.
(12) Mr. Stanfield is a director of the Company.
(13) Includes Loeb Investors Co. XV, Loeb Investors Co. XIII and Loeb Investors Co. 108.

STOCKHOLDERS AGREEMENT

    David M. Phillips and the Loeb Entities, of which Thomas L. Kempner is an affiliate (collectively, the "Management Stockholders"), White River and the Company have entered into a Stockholders Agreement dated June 16, 1994, pursuant to which the Management Stockholders and White River have agreed to certain provisions regarding the corporate governance of the Company, including the election of directors. The Stockholders Agreement terminates upon the first to occur of (i) the written agreement of the parties, (ii) the liquidation or dissolution of the Company, (iii) the Redemption Date (as defined below) or (iv) June 16, 1999.

    After completion of the Offering, White River and its affiliates will hold 1,589 shares of Series C Preferred Stock and 10,794 shares of Series D Preferred Stock. From the date of the closing of the Offering until the first day on which there are no shares of Series C, or Series D, or Series E Preferred Stock outstanding (the "Redemption Date"), the following provisions are in effect, among others:

    The Management Stockholders and White River shall take all actions necessary to cause the nomination and election to the board of directors of (i) a number of persons (which shall not be less than two) designated by White River which the board of directors determines to be appropriate taking into account the aggregate voting power and economic interest of White River and its affiliates in the Company and (ii) three persons designated by a majority of shares of Common Stock held by the Management Stockholders. The number of directors shall be seven while the Stockholders Agreement is in effect. The Management Stockholders and White River shall act to cause vacancies on the board of directors to be filled by successors designated by the stockholder group that designated the prior incumbent and shall not act to remove a director without the consent of the stockholder group that designated such director except after consultation with such stockholder group and after a determination that the director to be removed has breached his fiduciary duties to the Company.

    In addition, the Management Stockholders and White River have agreed that, prior to the voluntary resignation from the board of directors, disability or death of David M. Phillips, a majority of the directors designated by the Management Stockholders shall be delegated, to the extent permitted by applicable law, the authority of the board to determine the timing, price and other terms of certain business combinations where the consideration to be received is cash, cash equivalents or publicly traded securities, subject to the fiduciary duties of the directors not designated by the Management Stockholders and subject to the receipt of a fairness opinion from one of a list of specified investment banks (which includes Hambrecht & Quist and Lazard Freres). Following the voluntary resignation from the board of directors, death or disability of David M. Phillips, the Management Stockholders and White River have agreed to cause the directors respectively elected by them to approve certain business combinations recommended by the other party, subject to receipt of a fairness opinion and subject to the fiduciary duties of such directors.

    The Management Stockholders and White River have also agreed that a majority of the directors designated by the Management Stockholders shall be delegated, to the extent permitted by applicable law and subject to the fiduciary duties of the other directors, the authority of the board of directors with respect to the timing, price, and other terms of each offering of Common Stock subsequent to the Offering, provided, however, that the Company shall not consummate any such subsequent offering (i) unless the Company can demonstrate to the reasonable satisfaction of White River that after giving effect to such subsequent offering the Company would have funds legally available to redeem shares of the Redeemable Preferred Stock in accordance with its terms and (ii) without the unanimous approval of the members of the board of directors in the event that David M. Phillips shall voluntarily resign from the board of directors, die, or become disabled.

    Pursuant to the Stockholders Agreement, the directors elected by the Management Stockholders have been delegated the authority of the board to determine the timing, price and other terms of this Offering, subject to the fiduciary duties of the other members of the board of directors not designated by the Management Stockholders provided that the Company has been required to demonstrate to the reasonable satisfaction of White River that after giving effect to the Offering, the Company will have funds legally available to redeem shares of the Redeemable Preferred Stock in accordance with its terms.

                              CERTAIN TRANSACTIONS

    In connection with a reorganization agreement (the "Reorganization Agreement") dated as of June 16, 1994, White River contributed to the Company all of its right, title and interest in, to and under (i) the Company's 12% Subordinated Notes due October 31, 1996, (ii) the Company's 12% Subordinated Payment-in-Kind Notes due October 31, 1996, (iii) the Company's 12% Junior Subordinated Payment-in-Kind Notes due October 31, 1996 and (iv) the Company's Series A, Series B, and Series C Warrants. White River had previously acquired all of such notes and warrants from the holders thereof for net cash consideration of $39 million. Pursuant to the Reorganization Agreement, the Company issued White River 5,000 shares of the Series C Preferred Stock, 34,000 shares of the Series D Preferred Stock, and 7,050,340 shares of the Common Stock. The Company and White River also entered into certain other agreements, including the Stockholders Agreement. See "Principal Stockholders" and "Description of Capital Stock". White River also entered into a registration rights agreement providing White River up to two demand registrations after June 16, 1999.

    In July 1993, a subsidiary of the Company, Phone Base Systems, Inc. ("Phone Base") repaid Mr. Phillips and the Loeb Entities (of which Mr. Kempner is an affiliate) a total of $1.65 million that had been previously loaned to Phone Base by them. Phone Base continued thereafter to experience liquidity problems, and Mr. Phillips and the Loeb Entities advanced a further $1.5 million to Phone Base, which has not been repaid. White River also advanced $150,000 to Phone Base. All of these advances were secured by a royalty participation agreement with Phone Base. White River also loaned Phone Base $200,000 represented by a promissory note bearing interest at the rate of 9% per annum. In May 1994, White River purchased for $550,000 from Sprint Communications L.P. ("Sprint") all of Sprint's right, title and interest in a purchase agreement between Sprint and Phone Base relating to certain telecommunications equipment supplied to Phone Base by Sprint. In late 1994, White River transferred to the Company all of its right, title and interest in the Sprint purchase agreement, the royalty participation agreement, and the $200,000 promissory note for $900,000 in cash plus interest at the rate of 9% per annum.

    In November 1994, a subsidiary of the Company transferred for $500 all of the stock of Phone Base to Loeb Investors Co. 119 ("Loeb 119") of which Mr. Kempner is an affiliate. In addition, the Company transferred to Loeb 119 all of its right, title and interest in certain obligations of Phone Base to the Company. In consideration of these transfers, Loeb 119 paid the Company $124,500 in cash and a subsidiary of Phone Base issued an installment note in the principal amount of $550,000. As of the date of this Prospectus, $222,000 in principal amount remains outstanding with respect to the promissory note.

    In March 1994, White River acquired from a third party a 50% joint venture interest in CCCDC for a purchase price of $6.8 million. In connection therewith, White River entered into a call agreement with the Company pursuant to which the Company had the right to purchase the joint venture interest from White River at its cost plus interest at the rate of 9% per annum. The Company exercised its right to purchase in 1994 for an aggregate price of $6.9 million in cash.

    During 1993 and 1994, the Loeb Entities, which own 21.0% of the shares of Common Stock prior to the Offering and with which Mr. Kempner is affiliated, purchased certain contracts from CCCDC at prices determined by discounting the anticipated cash flow from these contracts. The gross proceeds and related discount values for contracts purchased in 1993 were $5.2 million and $0.7 million, respectively, and for contracts purchased in 1994 were $0.9 million and $0.2 million, respectively. In addition, the Loeb Entities advanced $3.1 million of the bridge loan proceeds used to acquire the remaining interest in CCCDC, effective March 30, 1994. See
Note 4 to the Consolidated Financial Statements.


    The Company has agreed to reimburse White River for the reasonable legal costs and expenses incurred by White River in connection with the Offering.


                          DESCRIPTION OF CAPITAL STOCK

    As of the date of this Prospectus, the authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, par value $.10 per share of which 22,026,800 shares shall be outstanding following the Offering, and 100,000 shares of Preferred Stock, $1.00 par value per share (the "Preferred Stock") of which 12,870 shares shall be outstanding immediately following the Offering. Of the Preferred Stock, 5,000 shares have been designated as Series C Cumulative Redeemable Preferred Stock, par value $1.00 per share (the "Series C Preferred Stock"), 34,000 shares have been designated as Series D Cumulative Redeemable Preferred Stock, par value $1.00 per share (the "Series D Preferred Stock"), and 500 shares have been designated as Series E Cumulative Redeemable Preferred Stock, par value $1.00 per share (the "Series E Preferred Stock"). The following summary of the Company's capital stock is qualified in its entirety by reference to the Company's Amended and Restated Certificate of Incorporation and Bylaws, each of which is filed as an exhibit to the registration statement of which this Prospectus is a part.

COMMON STOCK

    The holders of Common Stock are entitled to one vote for each share on all matters voted upon by stockholders, including the election of directors. The holders of a majority of the outstanding Common Stock have agreed to certain provisions regarding corporate governance, including the election of directors, in the Stockholders Agreement, which will remain in effect after the completion of the Offering. See "Principal Stockholders--Stockholders Agreement."

    Subject to the rights of any then outstanding shares of Preferred Stock, the holders of the Common Stock are entitled to such dividends as may be declared in the discretion of the Board of Directors out of funds legally available therefor. See "Dividend Policy." Holders of Common Stock are entitled to share ratably in the net assets of the Company upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of the Preferred Stock then outstanding. The holders of Common Stock have no preemptive rights to purchase shares of stock in the Company. Shares of Common Stock are not subject to any redemption provisions and are not convertible into any other securities of the Company. All outstanding shares of Common Stock are, and the shares of Common Stock to be issued by the Company pursuant to the Offering will be, upon payment therefor, fully paid and non-assessable.

PREFERRED STOCK

    The Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more classes or series. Subject to the provisions of the Company's Amended and Restated Certificate of Incorporation and limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the Preferred Stock, in each case without any further action or vote by the stockholders. The Company has no current plans to issue any additional shares of Preferred Stock of any class or series.

    One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. The issuance of shares of the Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock or may otherwise adversely affect the market price of the Common Stock.

THE REDEEMABLE PREFERRED STOCK

    In June 1994, the Company issued 5,000 shares of the Series C Preferred Stock and 34,000 shares of the Series D Preferred Stock to White River. The terms of the Series C Preferred Stock and the Series D Preferred Stock are generally the same, except as provided below in "Redemption" and "Series C Default Rights." Each share of the Redeemable Preferred Stock has a stated value of $1,000.

    DIVIDENDS. On the first dividend payment date (defined as November 30, February 28, May 31, and August 31 of each year) following June 16, 1998 (the fourth anniversary of the original issue date), the holders of shares of the Redeemable Preferred Stock shall be entitled to receive cash dividends, when and as declared, at the dividend rate applicable from time to time as set forth below, PROVIDED, HOWEVER, in the event the Company fails to redeem shares of the Redeemable Preferred Stock as required following the consummation of the Company's initial public offering of Common Stock, dividends shall be payable commencing on the first dividend payment date following the 90th day following the consummation of such initial public offering. Dividends on parity stock must be declared to be paid either in full or else PRO RATA among all shares of parity stock issued and outstanding. While any shares of Redeemable Preferred Stock are outstanding, no dividends or distributions may be declared or paid with respect to any stock (including the Common Stock) junior to the Redeemable Preferred Stock, nor may any junior stock or parity stock (other than the Series E Preferred Stock) be redeemed, purchased, or otherwise acquired for consideration by the Company.

    Dividends accrue from June 16, 1994 (the original issue date). The dividend rate is applicable to the stated value of each outstanding share of the Redeemable Preferred Stock. The dividend rate is 2.75% per annum from the original issue date to and including the earlier of the date of consummation of this Offering or June 16, 1998, and shall be 8.0% per annum thereafter, subject to the following adjustments: (i) if the Company makes the required redemptions of the Redeemable Preferred Stock from the proceeds of this Offering, then the dividend rate shall be 0% from the date of the consummation of this Offering to June 16, 1998; and (ii) if prior to the date of mandatory redemption of the Redeemable Preferred Stock, the Company makes a good faith offer to purchase all or any of the Redeemable Preferred Stock at a price equal to the stated value plus accrued but unpaid dividends to and including the date set for repurchase, and the holders of shares of Redeemable Preferred Stock refuse such offer with respect to any shares subject to such offer, then the applicable dividend rate with respect to such shares of the Redeemable Preferred Stock shall, after the date fixed for repurchase, be the lesser of 1% per annum and the rate applicable to such shares pursuant to clause (i) above.

    REDEMPTION. Unless earlier redeemed pursuant to the redemption provisions described below, the Redeemable Preferred Stock shall be redeemed on June 16, 1999 at the stated value plus all accrued and unpaid dividends to (and including) the redemption date. Redemptions are to be made PRO RATA between the Series C, Series D and Series E Preferred Stock and any other parity stock.

    Concurrently with the consummation of an initial public offering of Common Stock having proceeds to the Company in excess of $40,000,000, the Company is obligated to redeem the lesser of (i) the number of shares of Redeemable
Preferred Stock then outstanding or (ii) the number of shares of Redeemable Preferred having an aggregate stated value plus accrued but unpaid dividends equal to 50% of the net proceeds to the Company from the initial public offering of Common Stock. Similar provisions apply if the Company is required to make loan payments from the proceeds or if the Company fails to make the required redemptions.

    The Company also may  be required to redeem  the Redeemable Preferred  Stock
(i) in the event that the Company or a subsidiary fails to pay any principal or interest on indebtedness when due or during an applicable grace period or (ii) in the event that notice of acceleration of the maturity or required prepayment and demand for payment is received, in either case with respect to indebtedness in an aggregate amount in excess of $500,000. In such event, the holders of a majority of the then outstanding Series C Preferred Stock shall have the sole discretion to determine the action to be taken on behalf of the Company with respect to such indebtedness.

    For so long as White River or its affiliates own any shares of the Series C Preferred Stock, the Company may not engage in certain business combinations unless all of the shares of the Series C Preferred Stock have been redeemed.

    VOTING. Except as described below in "Series C Default Rights" and except as required by the Delaware General Corporation Law, none of the holders of issued and outstanding Redeemable Preferred Stock shall have voting rights, PROVIDED, HOWEVER, that the affirmative vote of the holders of at least 66 2/3% of each series of the Redeemable Preferred Stock, voting separately as a class, shall be necessary (i) to authorize, create or increase the authorized or issued number of shares of, or issue any shares of any class or series of parity stock or senior stock or (ii) amend, alter or repeal any of the provisions of the Certificate of Incorporation of the Company or the applicable certificate of designations that would materially and adversely affect any right, preference, privilege or voting power of the respective series of Redeemable Preferred Stock or the holders thereof. In the event of an issuance of shares of Series E Preferred Stock in exchange for shares of Series D Preferred Stock as described in "The Series E Preferred Stock" below, shares of the Series E Preferred Stock would have the voting rights described below.

    SERIES C DEFAULT RIGHTS. So long as White River or its affiliates beneficially own at least 50% of the issued and outstanding Series C Preferred Stock, if the Company shall fail (i) to discharge its obligation to redeem shares of Series C Preferred Stock (a "Redemption Default") or (ii) to declare and pay in full the dividends on the Series C Preferred Stock within 90 days after the Company is required to do so (a "Dividend Default") the number of directors shall be increased by the number of directors necessary to constitute a majority of the directors of the Company, and the holders of the Series C Preferred Stock, voting separately as a class, shall be entitled to elect directors to fill such newly created directorships. In the case of a Redemption Default, such directors and voting rights shall continue until White River and its affiliates shall cease to own at least 50% of the shares of issued and outstanding Series C Preferred Stock. In the case of a Dividend Default, such additional directors and voting rights shall continue until such time as the Dividend Default no longer exists. Neither a Redemption Default nor a Dividend Default has occurred to date. If the number of directors cannot be increased as provided above, the Company shall take all actions necessary to implement the intent of these provisions, including causing the resignation of directors to create vacancies to be filled by the action of the holders of the outstanding Series C Preferred Stock.

THE SERIES E PREFERRED STOCK

    The Company and White River have entered into the White River Agreement that provides that the Company, within three days following receipt of written notification from White River to the effect that the number of shares of Common Stock owned by White River represents less than a majority of the issued and outstanding shares of Common Stock, will issue to White River 500 shares of the Series E Preferred Stock in exchange for 500 Shares of the Series D Preferred Stock. The White River Agreement was entered into in connection with the recapitalization of the Company in 1994 and to help ensure that White River Corporation avoid registration as an investment company under the Investment Company Act of 1940. White River has informed the Company of its present intention to exchange 500 shares of Series D Preferred Stock for 500 shares of Series E Preferred Stock sometime after the consummation of the Offering. When properly notified in writing of such request, the Company will issue, within three business days, such 500 shares of Series E Preferred Stock to White River.

    The terms of the Series E Preferred Stock and the Series D Preferred Stock are generally the same, except that outstanding shares of the Series E Preferred Stock carry certain voting rights if they are beneficially owned by White River or any of its affiliates. In such circumstances, White River and its affiliates that own any shares of Series E Preferred Stock shall be entitled to vote together with the holders of Common Stock and all other securities entitled to vote on all matters voted on by holders of Common Stock. The number of votes which each share of Series E Preferred Stock may cast is determined according to a formula, the effect of which is to cause White River and its affiliates, through their ownership of shares of Series E Preferred Stock, to have 51% of the votes to be cast on any matter to be voted upon by the holders of the Common Stock for so long as all of the shares of Series E Preferred Stock are issued, outstanding and held by White River and its affiliates. Therefore, for so long as all of the outstanding shares of the Series E Preferred Stock were held by White River or its affiliates, White River would be able to control 51% of the votes cast with respect to any matter to be voted upon by holders of the Common Stock regardless of the actual number of shares of Common Stock held by White River. To the extent White River also owns shares of Common Stock, such Series E Preferred Stock will only provide an additional voting percentage that, when added together with the vote from White River's shares of Common Stock, will provide White River with a maximum of 51% of the votes.

    Pursuant to the terms of the Certificate of Designations for the Series E Preferred Stock, the voting power of the outstanding shares of Series E Preferred Stock is reduced according to a formula to the extent that outstanding shares of Series E Preferred Stock are either redeemed by the Company or no longer owned by White River and its affiliates. If White River and its affiliates were to continue to hold 39.0% of the outstanding shares of Common Stock, the Series E Preferred Stock voting power combined with the voting power of the Common Stock held by White River would be less than a majority when 393 (or 78.6%) of the 500 shares of Series E Preferred Stock had been so redeemed or are no longer so owned. The outstanding shares, if any, of Series E Preferred Stock are redeemable pro rata with the outstanding shares of Series C and Series D Preferred Stock and other parity stock, if any.

SPECIAL PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

    The Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware Law or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above.

    The Bylaws provide that the Company will indemnify its directors and officers to the fullest extent permissible under the Delaware Law. These indemnification provisions require the Company to indemnify such persons against certain liabilities and expenses to which they may become subject by reason of their service as a director or officer of the Company. The provision also set forth certain procedures, including the advancement of expenses, that apply in the event of a claim for indemnification.

    DELAWARE ANTI-TAKEOVER LAW. The Company will not be subject to the provisions of Section 203 of the Delaware Law ("Section 203"). Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or an affiliate, or associate of such person, who is an interested stockholder for a period of three years from the date that such person became an interested stockholder.

    A corporation  may, at  its  option, exclude  itself  from the  coverage  of
Section 203 by amending its certificate of incorporation or bylaws, by action of its stockholders to exempt itself from coverage, provided that such bylaw or certificate of incorporation amendment shall not become effective until twelve months after the date it is adopted. In its amended and restated Certificate of Incorporation to be filed upon the completion of this Offering, the Company will exclude itself from the coverage of Section 203.

TRANSFER AGENT AND REGISTRAR

    The Company's transfer agent and registrar for the Common Stock is Harris Trust and Savings Bank.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this Offering, there has been no market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time. Several of the Company's principal stockholders hold a significant portion of the Company's outstanding Common Stock, including White River which holds 8,584,564 shares representing 39.0% of the outstanding shares of the Common Stock after the Offering (37.6% if the Underwriters' over-allotment option is exercised in full) and a decision by one or more of these stockholders to sell their shares could adversely affect the market price of the Common Stock. The Stockholders Agreement provides that in connection with a public offering subsequent to this Offering the Management Stockholders may not sell more than a number of shares of Common Stock which exceeds either 10% of the then total number of shares of Common Stock outstanding or 50% of the total shares of Common Stock then being offered without the written consent of the White River Stockholders.

    Upon completion of this Offering, the Company will have outstanding 22,026,800 shares of Common Stock (22,851,800 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, the shares sold in this offering will be freely tradeable without restriction under the Securities Act, unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. Of the remaining 16,526,800 shares, 808,000 shares which are not held by affiliates and not subject to the lock-up agreements described below will also be freely tradeable under the federal securities laws.

    The remaining 15,718,800 shares held by existing stockholders will be "restricted securities" as that term is defined in Rule 144 under the Securities Act ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, which is summarized below. Sales of the Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock.

    Holders of 14,911,500 shares of Common Stock of the Company have entered into contractual lock-up agreements providing that they will not sell, contract to sell or grant any option to purchase or otherwise dispose of the shares of Common Stock owned by them or that could be purchased by them through the exercise of options to purchase Common Stock of the Company for 180 days after the effective date of this Prospectus without the prior written consent of
Hambrecht & Quist LLC. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rule 144, shares subject to lock-up agreements will not be saleable until the agreements expire. In addition, a total of 5,962,885 shares are subject to right of first refusal agreements with the Company.

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years (including the holding period of any prior owner except an affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (approximately 220,300 shares immediately after this Offering), or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

    Shortly after this Offering, the Company intends to file a registration statement on Form S-8 under the Securities Act covering shares of Common Stock reserved for issuance under the Company's Stock Option Plan. Based on the number of shares reserved for issuance, such registration statement would cover approximately 2,777,900 shares. Such registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, unless such shares are subject to vesting restrictions with the Company or the lock-up agreements described above.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, through their Representatives, Hambrecht & Quist LLC, Lazard Freres & Co. LLC, and Raymond James & Associates, Inc., have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock:

                                                                                      NUMBER
NAME                                                                                OF SHARES
- ----------------------------------------------------------------------------------  ----------
Hambrecht & Quist LLC.............................................................
Lazard Freres & Co. LLC ..........................................................
Raymond James & Associates, Inc...................................................

                                                                                    ----------
Total.............................................................................
                                                                                    ----------
                                                                                    ----------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

    The Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $ per share. The Underwriters may allow and such dealers may reallow a concession not in excess of $ per share to certain other dealers. The Underwriters have informed the Company that they do not intend to confirm sales to any accounts over which they exercise discretionary authority. After the initial public offering of the shares, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

    The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 825,000 additional shares of Common Stock at the initial public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby.

    The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

    The Company and certain stockholders, including all of the Company's executive officers and directors, who own in the aggregate 14,911,500 shares of Common Stock, have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options, rights or warrants to acquire shares of Common Stock, or securities exchangeable for or convertible into shares of Common Stock during the 180-day period commencing on the date of this Prospectus, except that the Company may grant additional options under its Stock Option Plan, provided that, without the prior written consent of Hambrecht & Quist LLC, such additional options shall not be exercisable during such period.

    Two entities affiliated with Hambrecht & Quist LLC, H&Q CCC Investors L.P. ("Investors L.P.") and H&Q London Ventures (together with Investors L.P., the "Hambrecht & Quist Stockholders") are stockholders of the Company. The Hambrecht & Quist Stockholders currently hold 1,462 shares of Redeemable Preferred Stock (3.8% of the total outstanding Redeemable Preferred Stock) and 264,407 shares of Common Stock (1.4% of the total outstanding Common Stock). The Hambrecht & Quist Stockholders acquired these shares in June 1994 contemporaneously with the investment in the Company by White River. The predecessor of Hambrecht & Quist LLC acted as financial advisor to the Company in connection with that transaction and received a fee of $1.8 million. A portion of the shares of Redeemable Preferred Stock held by the Hambrecht & Quist Stockholders will be redeemed from the proceeds of the Offering on the same terms as will those of White River. Further, a Managing Director of Lazard Freres & Co. LLC, one of the Representatives, is the son of a member of the Company's Board of Directors and beneficially owns indirectly 45,778 shares of Common Stock of the Company.

    Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiation among the Company and the Representatives. Pursuant to the terms of the Stockholders Agreement Messrs. Kempner, Phillips and Stanfield have been delegated authority of the board of directors of the Company to negotiate the timing, price and other terms of this Offering. See "Principal Stockholders -- Stockholders Agreement." Among the factors to be considered in determining the initial public offering price are prevailing market and economic conditions, revenues and earnings of the Company, market valuations of other companies engaged in activities similar to the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, the Company's management and other factors deemed relevant. The estimated initial public offering price range set forth on the cover of this Prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

    The validity of the shares of securities offered hereby will be passed upon for the Company by Winston & Strawn, Chicago, Illinois. Certain matters will be passed upon for the Underwriters by Heller Ehrman White & McAuliffe, San Francisco, California.

                                    EXPERTS

    The consolidated financial statements of the Company and its subsidiaries at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been audited by Price Waterhouse LLP, independent public accountants, and are included in reliance upon the report of Price Waterhouse LLP given on their authority as experts in accounting and auditing. The financial statements of CCCDC for the year in the period ended December 31, 1993 included in this Prospectus have been audited by Price Waterhouse LLP, independent public accountants, and are included in reliance upon the report of Price Waterhouse LLP, given on their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission"), a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contracts or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected by anyone without charge at the Commission's principal office in Washington, D.C., and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W. Washington, D.C. 20549, upon payment of certain fees prescribed by the Commission. The Commission maintains an internet world wide web site that contains reports, proxy and information reports and other materials that are filed through the Commission's Electronic Data Gathering, Analysis and Retrieval System. The site can be accessed at http:\\www.sec.gov.

    The Company intends to distribute to the holders of its shares of Common Stock annual reports containing consolidated financial statements audited by independent accountants and quarterly reports containing unaudited consolidated financial information for the first three quarters of each year.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

              CCC INFORMATION SERVICES GROUP INC. AND SUBSIDIARIES

                                                                                                           PAGE(S)
                                                                                                      -----------------
Report of Independent Accountants...................................................................            F-2
Consolidated Financial Statements:
  Consolidated Statement of Operations..............................................................            F-3
  Consolidated Balance Sheet........................................................................            F-4
  Consolidated Statement of Cash Flows..............................................................            F-5
  Consolidated Statement of Stockholders' Deficit...................................................            F-6
  Notes to Consolidated Financial Statements........................................................     F-7 to F-19

                            CCC DEVELOPMENT COMPANY

                                                                                                         PAGE(S)
                                                                                                    -----------------
Report of Independent Accountants.................................................................           F-20
Financial Statements:
  Statement of Operations.........................................................................           F-21
  Statement of Cash Flows.........................................................................           F-22
  Statement of Partners' Deficit..................................................................           F-23
  Notes to Financial Statements...................................................................       F-24-25

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of CCC Information Services Group Inc.

    In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of CCC Information Services Group Inc. (formerly known as InfoVest Corporation) (a subsidiary of White River Ventures, Inc.) and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
January 30, 1996, except for Note 17
which is as of August 13, 1996
Chicago, Illinois

              CCC INFORMATION SERVICES GROUP INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                 (IN THOUSANDS)


                                                                                               SIX MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,             JUNE 30,
                                                           --------------------------------  --------------------
                                                             1993       1994        1995       1995       1996
                                                           ---------  ---------  ----------  ---------  ---------
                                                                                             (UNAUDITED)
Revenues.................................................  $  51,264  $  91,917  $  115,519  $  56,624  $  63,325
Expenses:
  Production and customer support........................     15,108     25,123      32,261     16,346     15,520
  Commissions, royalties and license fees................      1,091      7,153      11,720      5,559      6,660
  Selling, general and administrative....................     22,908     33,426      36,279     17,730     19,043
  Depreciation and amortization..........................      2,158      8,331       9,572      4,854      3,972
  Product development and programming....................      2,968     10,061      14,865      7,018      8,077
  Purchased research and development.....................         --     13,791          --         --         --
  Loss on lease termination..............................      3,802         --          --         --         --
  Litigation settlements.................................         --      1,750       4,500      4,500         --
                                                           ---------  ---------  ----------  ---------  ---------
Operating income (loss)..................................      3,229     (7,718)      6,322        617     10,053
Equity in loss of Joint Venture..........................     (3,564)      (615)         --         --         --
Interest expense.........................................     (6,945)    (7,830)     (5,809)    (3,110)    (1,982)
Other income (expense), net..............................       (311)       316         482        334        293
                                                           ---------  ---------  ----------  ---------  ---------
Income (loss) from continuing operations before income
 taxes...................................................     (7,591)   (15,847)        995     (2,159)     8,364
Income tax (provision) benefit...........................      1,817      2,688         291      1,052     (1,673)
                                                           ---------  ---------  ----------  ---------  ---------
Income (loss) from continuing operations.................     (5,774)   (13,159)      1,286     (1,107)     6,691
Income (loss) from discontinued operations, net of income
 taxes...................................................     (4,357)     1,006          --         --         --
                                                           ---------  ---------  ----------  ---------  ---------
Net income (loss)........................................    (10,131)   (12,153)      1,286     (1,107)     6,691
Dividends and accretion on mandatorily redeemable
 preferred stock.........................................         --     (1,518)     (3,003)    (1,455)    (1,604)
                                                           ---------  ---------  ----------  ---------  ---------
Net income (loss) applicable to common stock.............  $ (10,131) $ (13,671) $   (1,717) $  (2,562) $   5,087
                                                           ---------  ---------  ----------  ---------  ---------
                                                           ---------  ---------  ----------  ---------  ---------
Income (loss) per common and common equivalent share
 from:
  Continuing operations..................................  $   (0.61) $   (0.99) $     0.08  $   (0.06) $    0.38
  Discontinued operations................................      (0.47)      0.07          --         --         --
  Dividends and accretion on mandatorily redeemable
   preferred stock.......................................         --      (0.11)      (0.18)     (0.09)     (0.09)
                                                           ---------  ---------  ----------  ---------  ---------
Net income (loss) applicable to common stock.............  $   (1.08) $   (1.03) $    (0.10) $   (0.15) $    0.29
                                                           ---------  ---------  ----------  ---------  ---------
                                                           ---------  ---------  ----------  ---------  ---------
Weighted average common and common equivalent shares
 outstanding.............................................      9,392     13,237      17,025     16,617     17,593
                                                           ---------  ---------  ----------  ---------  ---------
                                                           ---------  ---------  ----------  ---------  ---------


  The accompanying notes are an integral part of these consolidated financial statements.

              CCC INFORMATION SERVICES GROUP INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                 (IN THOUSANDS)

                                     ASSETS

                                                                                    DECEMBER 31,
                                                                                --------------------
                                                                                  1994       1995
                                                                                ---------  ---------   JUNE 30,
                                                                                                         1996
                                                                                                      -----------
                                                                                                      (UNAUDITED)
Cash..........................................................................  $   5,702  $   3,895   $   4,690
Accounts receivable, net......................................................      8,627      9,899      11,210
Income taxes receivable.......................................................        118      1,079          --
Other current assets..........................................................      3,686      2,877       3,288
                                                                                ---------  ---------  -----------
    Total current assets......................................................     18,133     17,750      19,188
Equipment and purchased software, net of accumulated depreciation of $16,958,
 $23,695 and $20,312 (unaudited) at December 31, 1994 and 1995 and June 30,
 1996, respectively...........................................................     11,750      7,310       6,884
Goodwill, net of accumulated amortization of $7,331, $7,548 and $8,220
 (unaudited) at December 31, 1994 and 1995 and June 30, 1996, respectively....     13,921     12,575      11,902
Deferred income taxes.........................................................      5,468      3,810       4,556
Other assets..................................................................      2,960      2,648       2,079
                                                                                ---------  ---------  -----------
    Total Assets..............................................................  $  52,232  $  44,093   $  44,609
                                                                                ---------  ---------  -----------
                                                                                ---------  ---------  -----------

                               LIABILITIES, MANDATORILY REDEEMABLE PREFERRED STOCK
                                            AND STOCKHOLDERS' DEFICIT
Accounts payable and accrued expenses.........................................  $  13,749  $  18,656   $  16,377
Accrued interest..............................................................        709        996         879
Income taxes payable..........................................................         --         --       2,577
Current portion of long-term debt.............................................      5,340      7,660       8,151
Deferred revenues.............................................................      3,751      5,063       4,482
Current portion of contract funding...........................................     10,133      3,328       1,205
                                                                                ---------  ---------  -----------
    Total current liabilities.................................................     33,682     35,703      33,671
Long-term debt................................................................     35,753     27,220      21,386
Contract funding..............................................................      3,430        135          --
Deferred revenue..............................................................         --        597       1,813
Other liabilities.............................................................      2,974      2,733       3,135
Commitments and contingencies (Note 14)
                                                                                ---------  ---------  -----------
    Total liabilities.........................................................     75,839     66,388      60,005
                                                                                ---------  ---------  -----------
Mandatorily redeemable preferred stock ($1.00 par value, 100,000 shares
 authorized, 39,000 designated and outstanding for all periods presented).....     31,122     34,125      35,729
                                                                                ---------  ---------  -----------
Common stock ($0.10 par value, 30,000,000 shares authorized for all periods presented, 16,297,200, 16,316,400 and 16,526,800 (unaudited) shares issued and outstanding at December 31, 1994 and 1995 and June 30, 1996,
 respectively)................................................................      1,630      1,632       1,653
Additional paid-in capital....................................................     11,655     11,679      12,370
Accumulated deficit...........................................................    (67,802)   (69,519)    (64,962)
Treasury stock, at cost.......................................................       (212)      (212)       (186)
                                                                                ---------  ---------  -----------
    Total stockholders' deficit...............................................    (54,729)   (56,420)    (51,125)
                                                                                ---------  ---------  -----------
      Total Liabilities, Mandatorily Redeemable Preferred Stock and
       Stockholders' Deficit..................................................  $  52,232  $  44,093   $  44,609
                                                                                ---------  ---------  -----------
                                                                                ---------  ---------  -----------

  The accompanying notes are an integral part of these consolidated financial statements.

              CCC INFORMATION SERVICES GROUP INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                                  SIX MONTHS ENDED
                                                                   YEAR ENDED DECEMBER 31,            JUNE 30,
                                                               -------------------------------  --------------------
                                                                 1993       1994       1995       1995       1996
                                                               ---------  ---------  ---------  ---------  ---------
                                                                                                    (UNAUDITED)
Operating Activities:
  Net income (loss)..........................................  $ (10,131) $ (12,153) $   1,286  $  (1,107) $   6,691
  Adjustments to reconcile net income (loss) to net cash
   provided by (used for) operating activities:
    Loss (income) from discontinued operations, net of income
     taxes...................................................      4,357     (1,006)        --         --         --
    Purchased research and development.......................         --     13,791         --         --         --
    Equity in loss of Joint Venture..........................      3,564        615         --         --         --
    Depreciation and amortization of equipment and purchased
     software................................................        710      6,770      8,154      4,089      3,281
    Amortization of goodwill.................................      1,165      1,380      1,346        673        672
    Deferred income taxes....................................      1,278     (2,885)     1,659      2,683       (746)
    Contract funding proceeds................................         --      4,995        149        157         --
    Contract funding revenue amortization....................         --    (12,989)   (10,249)    (6,594)    (2,258)
    Other, net...............................................        118        560        559        240        264
    Changes in:
      Accounts receivable, net...............................     (1,489)       185     (1,272)      (906)    (1,310)
      Other current assets...................................        347        853        339        128       (411)
      Other assets...........................................        (67)       (21)      (149)        55       (191)
      Accounts payable and accrued expenses..................      3,792     (1,904)     4,907      4,065     (2,277)
      Accrued interest.......................................      3,689      1,135        287         18       (117)
      Current income taxes...................................     (5,567)      (827)      (961)    (3,264)     3,662
      Deferred revenues......................................        (77)       971      1,312        875        635
      Other liabilities......................................      4,286        547        356         89        851
                                                               ---------  ---------  ---------  ---------  ---------
Net cash provided by (used for) operating activities:
  Continuing operations......................................      5,975         17      7,723      1,201      8,746
  Discontinued operations, net...............................        488     (4,169)        --         --         --
                                                               ---------  ---------  ---------  ---------  ---------
Net cash provided by (used for) operating activities.........      6,463     (4,152)     7,723      1,201      8,746
                                                               ---------  ---------  ---------  ---------  ---------
Investing Activities:
  Purchases of equipment and software........................       (875)    (5,220)    (3,003)    (1,245)    (1,827)
  Acquisition of Joint Venture, net of cash acquired.........         --     (4,519)        --         --         --
  Purchase of Faneuil ISG stock..............................         --       (530)        --         --         --
  Proceeds from sale of discontinued operations, net of
   expenses..................................................         --      5,728        500        500         --
  Other, net.................................................        198       (643)        48        176         24
                                                               ---------  ---------  ---------  ---------  ---------
Net cash used for investing activities.......................       (677)    (5,184)    (2,455)      (569)    (1,803)
                                                               ---------  ---------  ---------  ---------  ---------
Financing Activities:
  Principal payments on long-term debt.......................     (4,539)   (15,842)   (11,101)    (3,456)   (16,181)
  Proceeds from issuance of long-term debt...................         --     30,793      4,000      2,000      9,750
  Proceeds from issuance of common stock.....................          2          1         26          1        283
  Payment of equity and debt issue costs.....................         --     (1,802)        --         --         --
  Advances (to) from Joint Venture, net......................     (4,635)     1,511         --         --         --
  Other, net.................................................          5          2         --         (1)        --
                                                               ---------  ---------  ---------  ---------  ---------
Net cash provided by (used for) financing activities.........     (9,167)    14,663     (7,075)    (1,456)    (6,148)
                                                               ---------  ---------  ---------  ---------  ---------
Net increase (decrease) in cash..............................     (3,381)     5,327     (1,807)      (824)       795
Cash:
  Beginning of period........................................      3,756        375      5,702      5,702      3,895
                                                               ---------  ---------  ---------  ---------  ---------
  End of period..............................................  $     375  $   5,702  $   3,895  $   4,878  $   4,690
                                                               ---------  ---------  ---------  ---------  ---------
                                                               ---------  ---------  ---------  ---------  ---------

  The accompanying notes are an integral part of these consolidated financial statements.

              CCC INFORMATION SERVICES GROUP INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT

                    (IN THOUSANDS, EXCEPT NUMBER OF SHARES)

                                     OUTSTANDING
                                    COMMON STOCK                                       TREASURY STOCK
                               -----------------------  ADDITIONAL                 ----------------------     TOTAL
                                NUMBER OF                 PAID-IN    ACCUMULATED    NUMBER OF              STOCKHOLDERS'
                                  SHARES     PAR VALUE    CAPITAL      DEFICIT       SHARES       COST       DEFICIT
                               ------------  ---------  -----------  ------------  -----------  ---------  ------------
December 31, 1992............     9,244,640  $     925   $      --    $  (44,000)     111,920   $    (212)  $  (43,287)
Stock options exercised......         1,080         --           2            --           --          --            2
Net loss.....................            --         --          --       (10,131)          --          --      (10,131)
                               ------------  ---------  -----------  ------------  -----------  ---------  ------------
December 31, 1993............     9,245,720        925           2       (54,131)     111,920        (212)     (53,416)
Stock issuance...............     7,050,840        705      11,652            --           --          --       12,357
Preferred stock accretion....            --         --          --          (936)          --          --         (936)
Preferred stock dividends
 accrued.....................            --         --          --          (582)          --          --         (582)
Stock options exercised......           640         --           1            --           --          --            1
Net loss.....................            --         --          --       (12,153)          --          --      (12,153)
                               ------------  ---------  -----------  ------------  -----------  ---------  ------------
December 31, 1994............    16,297,200      1,630      11,655       (67,802)     111,920        (212)     (54,729)
Preferred stock accretion....            --         --          --        (1,931)          --          --       (1,931)
Preferred stock dividends
 accrued.....................            --         --          --        (1,072)          --          --       (1,072)
Stock options exercised......        19,200          2          24            --           --          --           26
Net income...................            --         --          --         1,286           --          --        1,286
                               ------------  ---------  -----------  ------------  -----------  ---------  ------------
December 31, 1995............    16,316,400      1,632      11,679       (69,519)     111,920        (212)     (56,420)
Preferred stock accretion
 (unaudited).................            --         --          --        (1,069)          --          --       (1,069)
Preferred stock dividends
 accrued (unaudited).........            --         --          --          (535)          --          --         (535)
Stock options exercised
 (unaudited).................       196,800         20         263            --           --          --          283
Treasury stock issuance
 (unaudited).................        13,600          1          21            --      (13,600)         26           48
Investment security
 distribution (unaudited)....            --         --          --          (530)          --          --         (530)
Other (unaudited)............            --         --         407            --           --          --          407
Net income (unaudited).......            --         --          --         6,691           --          --        6,691
                               ------------  ---------  -----------  ------------  -----------  ---------  ------------
June 30, 1996 (unaudited)....    16,526,800  $   1,653   $  12,370    $  (64,962)      98,320   $    (186)  $  (51,125)
                               ------------  ---------  -----------  ------------  -----------  ---------  ------------
                               ------------  ---------  -----------  ------------  -----------  ---------  ------------

  The accompanying notes are an integral part of these consolidated financial statements.

              CCC INFORMATION SERVICES GROUP INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- DESCRIPTION OF BUSINESSES AND ORGANIZATION
    CCC Information Services Group Inc. (Company) (formerly known as InfoVest Corporation), through its wholly owned subsidiary CCC Information Services Inc.
(CCC), is a leading supplier of automobile claims information and processing, claims management software and value-added communication services. The Company's technology-based services and products enable more than 300 automobile insurance company customers and more than 8,500 collision repair facility customers to improve efficiency, manage costs and increase consumer satisfaction in the management of automobile claims and restoration.

    After the disposition of certain subsidiaries, as described in Note 5, and through April 30, 1995, the Company consisted of two primary operating entities:
CCC and CCC Development Company (Joint Venture). The Company acquired its former partner's 50% interest in the Joint Venture, through the acquisition of UCOP, Inc. (UCOP), effective March 30, 1994. As a result of this acquisition, in combination with its original 50% interest in the Joint Venture, the Company acquired a 100% equity ownership interest in the Joint Venture. Prior to its acquisition of UCOP, the Company accounted for its 50% interest in the Joint Venture under the equity method. CCC also operates a subsidiary in Canada, CCC of Canada, Ltd. (CCC Canada).

    As of December 31, 1995, White River Ventures, Inc. (White River) held approximately 52% of the total outstanding common stock of the Company. White River is a wholly owned subsidiary of White River Corporation.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are currently wholly owned.

REVENUE RECOGNITION

    Revenues are recognized as services are provided. Of total Company revenues in the years 1993, 1994 and 1995, 88%, 79% and 70%, respectively, were attributable to revenues from insurance companies. In addition, revenues attributable to one national multi-line insurance company in the years 1993, 1994 and 1995 totaled $13.9, $14.8 and $14.3 million, respectively.

ACCOUNTS RECEIVABLE

    Accounts receivable as presented in the accompanying consolidated balance sheet are net of reserves for customer credits and doubtful accounts. As of December 31, 1994 and 1995, and June 30, 1996, reserves of $0.9 million, $1.5 million, and $1.5 million (unaudited), respectively, have been applied as a reduction of accounts receivable. Of total accounts receivable, net of reserves, at December 31, 1994 and 1995, $6.9 million and $8.4 million, respectively, were due from insurance companies.

INTERNAL SOFTWARE DEVELOPMENT COSTS

    Research and development expenses, principally the design and development of software products, are expensed as incurred. Software costs, if material, are capitalized when sufficient evidence exists that technological feasibility has been established. Technological feasibility is established upon completion of both a product design and a working model, and confirmation of the model's consistency with the design through detailed testing. For the years 1993, 1994 and 1995, research and development expenses of approximately $1.5 million, $2.8 million and $3.5 million, respectively, are reflected in the accompanying consolidated statement of operations. There were no significant software development costs subject to capitalization during the three years ended December 31, 1995.

EQUIPMENT AND PURCHASED SOFTWARE

    Equipment is stated at cost, net of accumulated depreciation. Depreciation of equipment is provided on a straight-line basis over estimated useful lives ranging from 2 to 15 years.

              CCC INFORMATION SERVICES GROUP INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Purchased software to be marketed is stated at cost and amortized in proportion to anticipated future revenues or on a straight-line basis over the estimated economic life of the purchased software, whichever provides the greater rate of amortization. In 1994 and 1995, amortization of purchased software to be marketed was $2.0 million and $2.6 million, respectively.

GOODWILL

    The excess of purchase price paid over the estimated fair value of identifiable tangible and intangible net assets of acquired businesses is capitalized and amortized on a straight-line basis over periods of 7 or 20 years. Goodwill is periodically reviewed to determine recoverability by comparing its carrying value to expected undiscounted future cash flows.

DEBT ISSUE COSTS

    Debt issues costs are capitalized and amortized over the life of CCC's commercial bank debt. As of December 31, 1994 and 1995, deferred debt issue costs, net of accumulated amortization, of $1.7 million and $1.3 million, respectively, were included in other assets.

CONTRACT FUNDING

    Future revenue streams under certain end-user collision estimating contracts (Contracts) have been discounted and sold to various investors. Cash proceeds from a sold Contract equals the Contract's future revenue stream, discounted at an annual rate of approximately 14%, less, for certain Contracts, investor reserves for customer nonperformance under the Contracts. Sales proceeds, which are remitted directly to the investors in these Contracts, and related interest expense are recognized in the accompanying consolidated statement of operations as revenue and interest expense, respectively, over the life of the Contract.

PER SHARE INFORMATION

    Earnings per share are based on the weighted average number of shares of common stock outstanding and common stock equivalents using the treasury stock method for stock options in accordance with Staff Accounting Bulletin No. 83 of the Securities and Exchange Commission.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    As of December 31, 1995, the carrying amount of the Company's financial instruments approximates their estimated fair value based upon market prices for the same or similar type of financial instruments.

PERVASIVENESS OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

    The interim consolidated financial statements presented as of and for the six months ended June 30, 1996 and 1995 are unaudited. With respect to the unaudited interim consolidated financial statements, the Company is of the opinion that all material adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the Company's interim results of operations and financial condition, have been included. The results of operations for the six months ended June 30, 1996 and 1995 should not be regarded as necessarily indicative of the results of operations for any future period.

NEW ACCOUNTING PRONOUNCEMENTS

    The Company adopted Statement of Financial Accounting Standard (SFAS) No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" in the first quarter of 1996. This

              CCC INFORMATION SERVICES GROUP INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Statement establishes a new standard for accounting for the impairment of long-lived assets and certain identifiable intangibles. The adoption of SFAS No. 121 was not material to the Company's financial position or results of operations (unaudited).

    The Financial Accounting Standards Board has also issued SFAS No. 123, "Accounting for Stock-Based Compensation," which became effective January 1, 1996. This Statement establishes an alternative to the Company's current method of accounting for compensation associated with stock issued to employees. Management does not intend to adopt the alternative method allowed by SFAS No.
123. Accordingly, adoption of this Statement will only require additional financial statement footnote disclosures to describe the Company's stock-based compensation.

NOTE 3 -- NONCASH INVESTING AND FINANCING ACTIVITIES
    The Company directly charges accumulated deficit for preferred stock accretion and preferred stock dividends accrued. During 1993, 1994 and 1995, these amounts totaled $0.0 million, $1.5 million and $3.0 million, respectively.

    In addition to amounts reported as purchases of equipment in the consolidated statement of cash flows, the Company has directly financed certain noncash capital expenditures. During 1993, 1994 and 1995, these noncash capital expenditures totaled $0.5 million, $0.4 million and $0.9 million, respectively.

    In June 1994, as part of a reorganization and recapitalization of the Company, debt and equity issue costs of $1.1 million and $0.5 million, respectively, were paid on behalf of the Company by its commercial bank. See Notes 11 and 12.

NOTE 4 -- ACQUISITION OF PARTNER'S INTEREST IN JOINT VENTURE
    On March 30, 1994, White River acquired the stock of UCOP. Also on March 30, 1994, the Company entered into a Call Agreement with White River to purchase the stock of UCOP from White River within 180 days. On May 31, 1994, using cash generated through a commercial bank bridge loan, the Company completed the acquisition of UCOP's interest in the Joint Venture by purchasing the stock of UCOP from White River for $6.9 million.

    As of the date of its acquisition, UCOP's only business was its 50% investment in the Joint Venture. The purchase price of $6.9 million, plus liabilities assumed of $22.4 million, have been allocated to the estimated fair value of tangible and intangible assets acquired. In the purchase price allocation, $5.2 million was assigned to purchased software, $13.8 million was assigned to in-process research and development software projects, $6.6 million was assigned to acquired tangible assets and the balance of $3.7 million was assigned to goodwill. The amount assigned to in-process research and development was charged against operating results at the time of the acquisition.

              CCC INFORMATION SERVICES GROUP INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 4 -- ACQUISITION OF PARTNER'S INTEREST IN JOINT VENTURE (CONTINUED)
    Pro forma information, as if the acquisition of UCOP had occurred on January 1, 1994, is as follows:

                                                                                                           PRO
                                                                                              ACTUAL      FORMA
                                                                                               1994        1994
                                                                                            ----------  ----------
Revenues                                                                                    $   91,917  $  102,181
Operating expenses
  Production and customer support.........................................................      25,123      27,062
  Commissions, royalties and license fees.................................................       7,153       8,938
  Selling, general and administrative.....................................................      33,426      37,638
  Depreciation and amortization...........................................................       8,331      10,198
  Product development and programming.....................................................      10,061      11,222
  Purchased research and development......................................................      13,791          --
  Litigation settlements..................................................................       1,750       1,750
                                                                                            ----------  ----------
Operating income (loss)...................................................................      (7,718)      5,373
Equity in loss of Joint Venture...........................................................        (615)         --
Interest expense..........................................................................      (7,830)     (8,549)
Other income, net.........................................................................         316          16
                                                                                            ----------  ----------
Loss from continuing operations before income taxes.......................................     (15,847)     (3,160)
Income tax (provision) benefit............................................................       2,688        (823)
                                                                                            ----------  ----------
Income (loss) from continuing operations..................................................  $  (13,159) $   (3,983)
                                                                                            ----------  ----------
                                                                                            ----------  ----------

    The pro forma statement of operations above reflects: (a) additional first quarter 1994 depreciation and goodwill amortization of $0.8 million arising from the acquisition, (b) elimination of the charge for purchased research and development of $13.8 million, (c) elimination of interest expense of $0.3 million related to the bridge loan used to acquire UCOP and (d) adjustment of income taxes attributable to the pro forma adjustments. The above pro forma information is not necessarily indicative of what actual results would have been had the acquisition, in fact, occurred on January 1, 1994.

NOTE 5 -- DISCONTINUED OPERATIONS
    On August 25, 1994, the Company sold (a) the net operating assets of Credit Card Service Corporation, which had previously been accounted for as a discontinued operation and (b) all the capital stock of Original Research II Corporation (ORC), GIS Information Systems, Inc. (GIS) and Equitel Corporation. Net cash proceeds from the sale of these businesses totaled $6.2 million. In conjunction with the sale, the Company acquired, for $530 thousand, a 4.5% common equity interest in Faneuil ISG, a Canadian Corporation that will conduct the future operations of these businesses. As of December 31, 1995, this investment is carried at cost as a component of other assets. Final cash proceeds from the sale of $500 thousand were received from escrow in March of 1995. On June 6, 1996, the Board of Directors of the Company approved a distribution of the Faneuil ISG investment to stockholders. In November 1994, the Company completed the planned sale of its investment in Phone Base Systems Inc. Both the gain and cash proceeds from the sale were not material.

              CCC INFORMATION SERVICES GROUP INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5 -- DISCONTINUED OPERATIONS (CONTINUED)
    Revenues and income from discontinued operations were as follows:

                                                                                     1993       1994
                                                                                   ---------  ---------
                                                                                      (IN THOUSANDS)
Revenues.........................................................................  $  36,171  $  25,137
                                                                                   ---------  ---------
                                                                                   ---------  ---------
Loss before income taxes.........................................................  $  (5,115) $  (5,171)
Income tax benefit...............................................................        758      2,536
                                                                                   ---------  ---------
Loss from operations.............................................................     (4,357)    (2,635)
                                                                                   ---------  ---------
Gain on sale.....................................................................         --      4,650
Income tax provision.............................................................         --     (1,009)
                                                                                   ---------  ---------
Net gain on sale.................................................................         --      3,641
                                                                                   ---------  ---------
  Income (loss) from discontinued operations.....................................  $  (4,357) $   1,006
                                                                                   ---------  ---------
                                                                                   ---------  ---------

NOTE 6 -- INCOME TAX BENEFIT
    Income taxes applicable to continuing operations consisted of the following (provision) benefit:

                                                                              1993       1994       1995
                                                                            ---------  ---------  ---------
                                                                                    (IN THOUSANDS)
Current:
  Federal.................................................................  $   2,686  $    (193) $   1,792
  State...................................................................        435         73        134
  International...........................................................        (26)       (77)        24
                                                                            ---------  ---------  ---------
    Total current.........................................................      3,095       (197)     1,950
                                                                            ---------  ---------  ---------
Deferred:
  Federal.................................................................     (1,090)     1,910     (1,668)
  State...................................................................       (188)       975          9
                                                                            ---------  ---------  ---------
  Total deferred..........................................................     (1,278)     2,885     (1,659)
                                                                            ---------  ---------  ---------
  Total income tax benefit................................................  $   1,817  $   2,688  $     291
                                                                            ---------  ---------  ---------
                                                                            ---------  ---------  ---------

    The Company's effective income tax rate applicable to continuing operations differs from the federal statutory rate as follows:

                                                            1993                    1994                    1995
                                                   ----------------------  ----------------------  ----------------------
                                                                               (IN THOUSANDS)
Federal income (tax) benefit at statutory rate...  $   2,581       34.0%   $   5,388       34.0%   $    (338)     (34.0)%
State and local taxes, net of federal benefit and
 before deferred tax valuation allowances........        216        2.8          960        6.1           60        6.0
International taxes..............................       (162)      (2.1)        (132)      (0.8)          12        1.2
Goodwill amortization............................       (186)      (2.5)        (337)      (2.1)        (494)     (49.6)
Change in valuation allowance....................       (471)      (6.2)      (2,630)     (16.6)       1,260      126.6
Non deductible expenses..........................       (118)      (1.6)         (48)       (--)        (242)     (24.3)
Other, net.......................................        (43)      (0.5)        (513)      (3.6)          33        3.3
                                                   ---------        ---    ---------      -----    ---------  -----------
Income tax benefit...............................  $   1,817       23.9%   $   2,688       17.0%   $     291       29.2%
                                                   ---------        ---    ---------      -----    ---------  -----------
                                                   ---------        ---    ---------      -----    ---------  -----------

    During 1993 and 1994, the Company made income tax payments, net of refunds, of $2.5 million and $1.6 million, respectively. During 1995, the Company received income tax refunds, net of payments, of $1.0 million.

              CCC INFORMATION SERVICES GROUP INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 -- INCOME TAX BENEFIT (CONTINUED)
    The approximate income tax effect of each type of temporary difference giving rise to deferred income tax assets and deferred income tax liabilities were as follows:

                                                                                         DECEMBER 31,
                                                                                     --------------------
                                                                                       1994       1995
                                                                                     ---------  ---------
                                                                                        (IN THOUSANDS)
Deferred income tax assets:
  Deferred revenue.................................................................  $   6,563  $   2,394
  Litigation settlement............................................................        439      1,145
  Accrued compensation.............................................................        654      1,127
  Depreciation and amortization....................................................        487        990
  Rent.............................................................................        385        980
  Bad debt expense.................................................................        396        568
  Lease termination................................................................        960        440
  Long-term receivable.............................................................      1,003        150
  Net operating loss carryforward..................................................      1,293        110
  Other, net.......................................................................      1,652      1,121
                                                                                     ---------  ---------
  Subtotal.........................................................................     13,832      9,025
  Valuation allowance..............................................................     (6,223)    (4,963)
                                                                                     ---------  ---------
Total deferred income tax asset....................................................      7,609      4,062
                                                                                     ---------  ---------
Deferred income tax liabilities:
  Purchased software...............................................................     (1,552)      (252)
  Other, net.......................................................................       (589)        --
                                                                                     ---------  ---------
Total deferred income tax liability................................................     (2,141)      (252)
                                                                                     ---------  ---------
  Net deferred income tax asset....................................................  $   5,468  $   3,810
                                                                                     ---------  ---------
                                                                                     ---------  ---------

    The Company has established deferred income tax asset valuation allowances because of its history of operating losses and an inability to project future taxable income with certainty. Such valuation allowances will be released to income if and to the extent the Company is able to successfully achieve a recapitalization and demonstrate a predictable pattern of profitability.

    Net operating loss carryforwards totaled $322 thousand as of December 31, 1995. These net operating loss carryforwards expire in 2005.

    Prior  to the current calendar year, the Company's fiscal year-end was April
30. The Internal Revenue Service (IRS) is currently examining the Company's income tax returns for fiscal years 1992 through 1994. All Company income tax returns for fiscal years prior to 1992 are closed to further examination by the IRS.

              CCC INFORMATION SERVICES GROUP INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 -- OTHER CURRENT ASSETS
    Other current assets consisted of the following:

                                                                                           DECEMBER 31,
                                                                                       --------------------
                                                                                         1994       1995
                                                                                       ---------  ---------
                                                                                          (IN THOUSANDS)
Prepaid data royalties...............................................................  $   1,026  $   1,138
Computer inventory...................................................................        456        522
Prepaid equipment maintenance........................................................        748        444
Escrow receivable....................................................................        500         --
Prepaid commissions..................................................................        315        259
Unremitted contract funding proceeds.................................................        321        141
Other, net...........................................................................        320        373
                                                                                       ---------  ---------
  Total..............................................................................  $   3,686  $   2,877
                                                                                       ---------  ---------
                                                                                       ---------  ---------

    Unremitted contract funding proceeds represents investor reserves for nonperformance under certain contracts that the Company believes will exceed actual losses.

NOTE 8 -- EQUIPMENT AND PURCHASED SOFTWARE
    Equipment and purchased software consisted of the following:

                                                                                       DECEMBER 31,
                                                                                   --------------------
                                                                                     1994       1995
                                                                                   ---------  ---------
                                                                                      (IN THOUSANDS)
Computer equipment...............................................................  $  16,674  $  19,997
Purchased software, licenses and databases.......................................      9,377      8,007
Furniture and other equipment....................................................      2,612      2,814
Leasehold improvements...........................................................         45        187
                                                                                   ---------  ---------
  Total, gross...................................................................     28,708     31,005
Less accumulated depreciation....................................................    (16,958)   (23,695)
                                                                                   ---------  ---------
  Total, net.....................................................................  $  11,750  $   7,310
                                                                                   ---------  ---------
                                                                                   ---------  ---------

    Purchased software, licenses and databases includes software of $5.2 million acquired through the acquisition of its former partner's interest in the Joint Venture. As of December 31, 1994 and 1995, this acquired software had a net asset value of $3.3 million and $0.7 million, respectively.

    As of December 31, 1994 and 1995, computer equipment, net of accumulated depreciation, that is on lease to certain customers under operating leases of $4.1 million and $2.5 million, respectively, is included in computer equipment. Future minimum rentals under noncancelable customer leases aggregate approximately $2.0 million and $0.6 million in years 1996 and 1997, respectively.

    Furniture and other equipment includes equipment under capital leases as follows:

                                                                                             DECEMBER 31,
                                                                                         --------------------
                                                                                           1994       1995
                                                                                         ---------  ---------
                                                                                            (IN THOUSANDS)
Capital leases.........................................................................  $     588  $     574
Less accumulated depreciation..........................................................       (137)      (240)
                                                                                         ---------  ---------
  Total, net...........................................................................  $     451  $     334
                                                                                         ---------  ---------
                                                                                         ---------  ---------

              CCC INFORMATION SERVICES GROUP INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 9 -- GOODWILL
    Goodwill consisted of the following:

                                                                                        DECEMBER 31,
                                                                                    --------------------
                                                                           LIFE       1994       1995
                                                                         ---------  ---------  ---------
                                                                                       (IN THOUSANDS)
CCC acquisition (1988).................................................   20 years  $  16,458  $  16,458
UCOP acquisition (1994)................................................    7 years      3,665      3,665
CCC Canada acquisition (1991)..........................................    3 years      1,129         --
                                                                                    ---------  ---------
  Total, gross.........................................................                21,252     20,123
Less accumulated amortization..........................................                (7,331)    (7,548)
                                                                                    ---------  ---------
  Total, net...........................................................             $  13,921  $  12,575
                                                                                    ---------  ---------
                                                                                    ---------  ---------

NOTE 10 -- ACCOUNTS PAYABLE AND ACCRUED EXPENSES
    Accounts payable and accrued expenses consisted of the following:

                                                                                        DECEMBER 31,
                                                                                    --------------------
                                                                                      1994       1995
                                                                                    ---------  ---------
                                                                                       (IN THOUSANDS)
Accounts payable..................................................................  $   3,757  $   5,464
Litigation settlement.............................................................         --      2,956
Compensation......................................................................      3,433      2,799
Professional fees.................................................................      1,369      2,586
Sales tax.........................................................................      1,910      1,501
Lease termination.................................................................      1,061      1,136
Commissions.......................................................................        704      1,015
Health insurance..................................................................        752        957
Other, net........................................................................        763        242
                                                                                    ---------  ---------
  Total...........................................................................  $  13,749  $  18,656
                                                                                    ---------  ---------
                                                                                    ---------  ---------

NOTE 11 -- LONG-TERM DEBT
    Term loan and revolving credit facility interest is based on either of two interest rates selected periodically by the Company: a base rate plus 1.5% or the Eurodollar Rate plus 3.0%. The base rate must be the highest of three alternative rates that all generally approximate prime rate. The average interest rate in effect during the years ended December 31, 1994 and 1995 for the term loan and revolving credit facility was 8.3% and 8.4%, and 9.15% and 9.03%, respectively. Through a separate transaction, interest on the term loan has been capped at 12% through May 1996. The timing of interest payments on both the term loan and revolving credit facility vary depending on the applicable interest rate selected by the Company. Generally, however, interest payments are made quarterly. In addition, the Company pays an annual bank agent's fee of $50 thousand and a commitment fee of 0.5% on any unused portion of the revolving credit facility. The term loan is repayable in installments through 1999. The revolving credit facility is reduced to $5 million in 1998 and terminates in 1999.

    The loans are secured by the stock and assets of CCC. In addition, the Company has guaranteed CCC's performance under the loan agreement. Effective April 29, 1995, the loan agreement was amended to adjust certain restrictive covenants. Under the amended agreement, CCC must, among other things, maintain quarterly debt service and interest coverage ratios, limit its capital expenditures. In addition, the Company is prohibited from: (a) declaring cash dividends, (b) incurring nonpermitted indebtedness and (c) making nonpermitted investments. In addition, CCC may not absorb more than $1.5 million of corporate expenses allocated from its parent. Beginning in 1997, CCC would be permitted to declare cash dividends in an amount

              CCC INFORMATION SERVICES GROUP INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 11 -- LONG-TERM DEBT (CONTINUED)
sufficient for the  Company to pay  the preferred stock  dividends described  in
Note 12 below. Under the term loan, a mandatory principal repayment is required in an amount equal to: (a) 50% of net proceeds from an initial public offering of Company common stock (IPO) or (b) excess cash as defined under the loan agreement.

    Long-term debt consisted of the following:

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1994       1995
                                                                          ---------  ---------
                                                                             (IN THOUSANDS)
Senior bank term loan...................................................  $  30,000  $  25,500
Senior bank revolving credit facility...................................      9,500      8,000
Equipment financing obligations.........................................      1,137        985
Capital lease obligations...............................................        456        395
                                                                          ---------  ---------
  Total debt............................................................     41,093     34,880
Due within one year.....................................................     (5,340)    (7,660)
                                                                          ---------  ---------
Due after one year......................................................  $  35,753  $  27,220
                                                                          ---------  ---------
                                                                          ---------  ---------

    Aggregate minimum principal repayments of long-term debt in each of the five years subsequent to December 31, 1995 are as follows:

(In thousands)
1996...............................................................  $   7,660
1997...............................................................      7,341
1998...............................................................     12,379
1999...............................................................      7,500
2000...............................................................         --
                                                                     ---------
Total..............................................................  $  34,880
                                                                     ---------
                                                                     ---------

    The Company made cash interest payments of $1.7 million, $3.3 million and $4.1 million during the year ended December 31, 1993, 1994 and 1995.

NOTE 12 -- MANDATORILY REDEEMABLE PREFERRED STOCK
    On June 16, 1994, pursuant to a reorganization and recapitalization, the Company issued: (a) 5,000 shares of its preferred stock, par value $1.00, designated as Series C Cumulative Redeemable Preferred Stock (Series C Preferred Stock), (b) 34,000 shares of its preferred stock, par value $1.00, designated as Series D Cumulative Redeemable Preferred Stock (Series D Preferred Stock) and
(c) 176,271 shares of its common stock, par value $0.10, to White River in exchange for the Company's subordinated debt and Series A, B and C warrants acquired from the original subordinated debtholders by White River on April 15, 1994. At the date of exchange, the subordinated debt consisted of a principal balance of $41.7 million and accrued interest of $2.7 million. In recording the exchange, $3.9 million and $25.7 million were assigned to the Series C and Series D Preferred Stock, respectively. The balance of $14.8 million, less certain transaction costs of $2.4 million, was assigned to common stock and credited to paid-in capital. During the years ended December 31, 1994 and 1995 and the six months ended June 30, 1996, the original discount on the Series C and Series D Preferred Stock accreted $0.9 million, $1.9 million and $1.1 million (unaudited), respectively, and dividends of $0.6 million, $1.1 million and $0.5 million (unaudited), respectively, were accrued.

    The Series C  Preferred Stock  and Series D  Preferred Stock  (collectively,
Preferred Stock) have a stated value of $1 thousand per share and accrue cumulative dividends at a rate of 2.75% annually through the earlier of: (a) an IPO of the Company's common stock or (b) June 16, 1998. If the Company completes an IPO before June 16, 1998 and redeems Preferred Stock in accordance with its terms, Preferred Stock dividends from the

              CCC INFORMATION SERVICES GROUP INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 12 -- MANDATORILY REDEEMABLE PREFERRED STOCK (CONTINUED)
IPO through June 16, 1998 would be eliminated. If the Company fails to redeem Preferred Stock in accordance with its terms, the Preferred Stock dividend rate would increase to 8%. No dividends are payable in cash until the earlier of (a) June 16, 1998 or (b) the failure of the Company to meet the prescribed redemption obligations following consummation of an IPO. The Preferred Stock is mandatorily redeemable, at stated value plus accrued dividends, on June 16, 1999.

NOTE 13 -- STOCK OPTION PLAN
    In May 1988, the Company's Board of Directors adopted a nonqualified stock option plan. Under the plan, as amended in 1992, options may be granted at a per share price of not less than the greater of $55 or the fair market value as of the date of grant, as determined by the Compensation Committee of the Board of Directors (Committee). Options are generally exercisable within 5 years from the date of grant, subject to vesting schedules determined at the discretion of the Committee. In general, however, option grants vest over 4 years. As a result of the Company's June 1994 reorganization and recapitalization, under an agreement with White River, the number of incremental options that may be granted under the plan subsequent to June 16, 1994 has been limited to 3% of outstanding stock on June 16, 1994 or 488,880 shares.

              CCC INFORMATION SERVICES GROUP INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 13 -- STOCK OPTION PLAN (CONTINUED)
    Option activity during 1993, 1994, 1995 and six months ended June 30, 1996 is summarized below.

                                                                                                         WEIGHTED
                                                                                                          AVERAGE
                                                                                              SHARES       PRICE
                                                                                            ----------  -----------
TOTAL OPTIONS:
  Outstanding as of December 31, 1992.....................................................   1,455,320   $    1.92
  Granted.................................................................................     977,360        1.38
  Exercised...............................................................................      (1,080)       1.38
  Surrendered or terminated...............................................................    (119,147)       6.25
                                                                                            ----------
  Outstanding as of December 31, 1993.....................................................   2,312,453        1.46
  Granted.................................................................................     269,680        1.38
  Exercised...............................................................................        (640)       1.38
  Surrendered or terminated...............................................................    (388,414)       1.75
                                                                                            ----------
  Outstanding as of December 31, 1994.....................................................   2,193,079        1.40
  Granted.................................................................................   1,247,521        2.64
  Exercised...............................................................................     (19,200)       1.38
  Surrendered or terminated...............................................................    (465,360)       1.39
                                                                                            ----------
  Outstanding as of December 31, 1995.....................................................   2,956,040        1.93
                                                                                            ----------
                                                                                            ----------
  Granted (unaudited).....................................................................     210,800       11.20
  Exercised (unaudited)...................................................................    (196,800)       1.44
  Surrendered or terminated (unaudited)...................................................    (390,280)       2.44
                                                                                            ----------
  Outstanding as of June 30, 1996 (unaudited).............................................   2,579,760        2.64
                                                                                            ----------
                                                                                            ----------
VESTED OPTIONS:
  Outstanding as of December 31, 1992.....................................................     982,501   $    1.94
  Vested..................................................................................     345,208        1.40
  Exercised...............................................................................      (1,080)       1.38
  Surrendered or terminated...............................................................    (100,027)       7.18
                                                                                            ----------
  Outstanding as of December 31, 1993.....................................................   1,226,602        1.46
  Vested..................................................................................     507,395        1.39
  Exercised...............................................................................        (640)       1.38
  Surrendered or terminated...............................................................     (90,054)       2.90
                                                                                            ----------
  Outstanding as of December 31, 1994.....................................................   1,643,303        1.43
  Vested..................................................................................     463,936        2.06
  Exercised...............................................................................     (19,200)       1.38
  Surrendered or terminated...............................................................    (393,040)       1.38
                                                                                            ----------
  Outstanding as of December 31, 1995.....................................................   1,694,999        1.60
  Vested (unaudited)......................................................................     173,768        4.02
  Exercised (unaudited)...................................................................    (196,800)       1.44
  Surrendered or terminated (unaudited)...................................................     (73,120)       2.47
                                                                                            ----------
  Outstanding as of June 30, 1996 (unaudited).............................................   1,598,847        1.85
                                                                                            ----------
                                                                                            ----------

              CCC INFORMATION SERVICES GROUP INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 14 -- COMMITMENTS AND CONTINGENCIES
    The Company leases facilities, computers, telecommunications and office equipment under the terms of noncancelable operating lease agreements which expire at various dates through 2008. As of December 31, 1995, future minimum cash lease payments were as follows:

(In thousands)
1996.......................................................  $   2,802
1997.......................................................      2,045
1998.......................................................      2,469
1999.......................................................      2,933
2000.......................................................      2,234
Thereafter.................................................     18,532
                                                             ---------
    Total..................................................  $  31,015
                                                             ---------
                                                             ---------

    During 1993, 1994 and 1995, operating lease expense was $2.3 million, $3.2 million and $2.9 million, respectively.

    In conjunction with the sale of the Faneuil Group, CCC entered into a contract with GIS, under which GIS is to provide certain computer services to CCC through June 1999 at approximately market rates. The contract prescribes that CCC make minimum payments to GIS through June 1997 and provides an option under which CCC can elect to extend the contract for certain services through June 1999. As of December 31, 1995, future minimum payments due GIS under the contract were as follows:

(In thousands)
1996........................................................  $   2,546
1997........................................................      1,073
                                                              ---------
    Total...................................................  $   3,619
                                                              ---------
                                                              ---------

    During 1994 and 1995, CCC incurred charges from GIS for computer services of $3.7 million and $3.2 million, respectively.

    CCC has guaranteed the payment of certain ORC lease obligations. As of December 31, 1995, future ORC lease payments guaranteed by CCC total $448 thousand in 1996. The Company does not expect to sustain any loss as a result of these guarantees.

NOTE 15 -- LEGAL PROCEEDINGS
    On June 10, 1994, the litigation involving an independent corporate provider of guidebook data was settled. In this matter, the plaintiff alleged copyright infringement, among other things. Under the settlement agreement CCC has paid the plaintiff $1.75 million. The parties also entered into a five year agreement under which CCC is licensing the guidebook data at market rates. The settlement charge is reported under litigation settlements in the accompanying consolidated statement of operations for the year ended December 31, 1994.

    In April 1995, the Company recorded a litigation settlement charge of $4.5 million in connection with the litigation involving an independent corporate publisher of used car valuation books. In December 1995, substantive settlement discussions were held. As a result of those discussions, the parties conditionally agreed to a settlement structure that would resolve all outstanding disputes.

    All conditions precedent to the settlement agreement were satisfied in 1996. As a result, all issues arising out of the litigation between the parties have been fully and completely settled and each civil action had been dismissed with prejudice. The settlement amount approximated the settlement charge previously recorded. In conjunction with the settlement agreement, the Company received a three year license to the publisher's used car valuation book data at market rates (unaudited).

              CCC INFORMATION SERVICES GROUP INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 15 -- LEGAL PROCEEDINGS (CONTINUED)
    The Company is a party to various other legal proceedings in the ordinary course of business. The Company believes that the ultimate resolution of these other matters will not have a material effect on the Company's financial position.

NOTE 16 -- RELATED PARTY TRANSACTIONS
    Prior to the June 1994 recapitalization, certain Joint Venture Contracts were discounted and sold to a major stockholder of the Company. As of December 31, 1994 and 1995, $2.0 million and $0.6 million was payable by Company customers to the stockholder. The discount rate applied to these Contracts was approximately the same as the rate applied to Contracts purchased by unrelated entities.

    During May and June 1994, under two separate note agreements, a major stockholder of the Company loaned Phone Base a total of $375 thousand. The notes bear interest at 16% and are secured by Phone Base accounts receivable. Subsequently, Phone Base repaid the stockholder $87 thousand in principal plus accrued interest. On July 1, 1994, the Company purchased this stockholder's rights under these notes for a purchase price of $288 thousand.

    During June 1993, Phone Base entered into a royalty agreement with a third-party computer system manufacturer under which Phone Base is to receive royalties from sales of computer systems incorporating certain Phone Base software technology. Subsequently, two Company directors, one of whom is also a Company officer, and White River collectively purchased from Phone Base $1.6 million of participation interests in these royalties. The royalty participation interests entitle the parties to 64% of all future royalties paid to Phone Base under the agreement. To date, no royalties have been paid to Phone Base. On
August 26, 1994, the Company acquired the White River royalty participation interest of $150 thousand at face value plus accrued interest at 9% through the date of purchase.

    On May 5, 1994, under an unsecured promissory note, White River loaned $200 thousand to Phone Base. The note is due upon demand and bears interest at 9%. On August 26, 1994, the Company purchased the Phone Base indebtedness from White River at face value plus accrued interest at 9% through the date of purchase.

    On May 9, 1994, White River executed an assumption agreement under which it purchased from a third-party creditor $6.5 million of Phone Base indebtedness for a purchase price of $550 thousand. On August 26, 1994, the Company purchased White River's interest under the assumption agreement for $550 thousand plus accrued interest at 9% through the date of purchase.

    In November 1994, Phone Base was sold to a major stockholder of the Company. On August 25, 1994, the Faneuil Group was sold to an investor group that included a former Company director and certain former Company employees. See
Note 5 -- Discontinued Operations.

NOTE 17 -- SUBSEQUENT EVENTS
    On July 22, 1996, the Company's Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company's common stock. In addition, on July 22, 1996, the Company's Board of Directors authorized a 40 for 1 split of the common stock of the Company, which was effective August 13, 1996. All per share and stock option information has been restated to reflect the split.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Partners of CCC Development Company

    In our opinion, the accompanying statement of operations, of partners' deficit and of cash flows present fairly, in all material respects, the financial position of CCC Development Company for the year in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
July 22, 1996
Chicago, Illinois

                            CCC DEVELOPMENT COMPANY
                            STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)

                                                                                            YEAR
                                                                                            ENDED
                                                                                        DECEMBER 31,
                                                                                            1993
                                                                                        -------------    QUARTER
                                                                                                          ENDED
                                                                                                        MARCH 29,
                                                                                                          1994
                                                                                                       -----------
                                                                                                       (UNAUDITED)
Revenues..............................................................................    $  34,087     $  11,358
Expenses:
  Production and customer support.....................................................        7,723         1,939
  Commissions, royalties and license fees.............................................        9,305         2,879
  Selling, general and administrative.................................................       12,577         4,212
  Depreciation and amortization.......................................................        4,738         1,084
  Product development and programming.................................................        3,753         1,161
                                                                                        -------------  -----------
Operating income (loss)...............................................................       (4,009)           83
Interest expense......................................................................       (3,239)       (1,013)
Other income (expense), net...........................................................          120          (300)
                                                                                        -------------  -----------
Net loss..............................................................................    $  (7,128)    $  (1,230)
                                                                                        -------------  -----------
                                                                                        -------------  -----------

   The accompanying notes are an integral part of these financial statemments

                            CCC DEVELOPMENT COMPANY

                            STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                         YEAR ENDED
                                                                                        DECEMBER 31,
                                                                                            1993
                                                                                        -------------    QUARTER
                                                                                                       ENDED MARCH
                                                                                                        29, 1994
                                                                                                       -----------
                                                                                                       (UNAUDITED)
Operating Activities:
  Net loss............................................................................   $    (7,128)   $  (1,230)
  Adjustments to reconcile net loss to net cash provided by operating activities:
    Depreciation and amortization of equipment and purchased software.................         5,278        1,655
    Contract funding proceeds.........................................................        19,543        6,197
    Contract funding revenue amortization.............................................       (15,034)      (4,964)
    Other, net........................................................................          (718)         337
    Changes in:
      Accounts receivable, net........................................................           546          501
      Other current assets............................................................        (2,280)         102
      Other assets....................................................................            --          (31)
      Accounts payable and accrued expenses...........................................         1,736         (638)
      Accrued interest................................................................           (77)          --
      Deferred revenues...............................................................         1,134        1,233
                                                                                        -------------  -----------
Net cash provided by operating activities.............................................         3,000        3,162
                                                                                        -------------  -----------
Investing Activities:
  Purchases of equipment and software.................................................        (4,812)      (1,544)
                                                                                        -------------  -----------
Net cash used for investing activities................................................        (4,812)      (1,544)
                                                                                        -------------  -----------
Financing Activities:
  Principal payments on long-term debt................................................        (1,070)        (230)
  Advances (to) from the Company......................................................         4,268         (608)
                                                                                        -------------  -----------
Net cash provided by (used for) financing activities..................................         3,198         (838)
                                                                                        -------------  -----------
Net increase in cash..................................................................         1,386          780
Cash:
  Beginning of period.................................................................            40        1,426
                                                                                        -------------  -----------
  End of period.......................................................................   $     1,426    $   2,206
                                                                                        -------------  -----------
                                                                                        -------------  -----------

   The accompanying notes are an integral part of these financial statements.

                            CCC DEVELOPMENT COMPANY

                         STATEMENT OF PARTNERS' DEFICIT

                                 (IN THOUSANDS)

                                                                                                             TOTAL
                                                                                 PARTNERS'   ACCUMULATED   PARTNERS'
                                                                                  CAPITAL      DEFICIT      DEFICIT
                                                                                -----------  ------------  ---------
December 31, 1992.............................................................   $   2,000    $  (19,726)  $ (17,726)
Net loss......................................................................          --        (7,128)     (7,128)
                                                                                -----------  ------------  ---------
December 31, 1993.............................................................       2,000       (26,854)    (24,854)
Net loss (unaudited)..........................................................          --        (1,230)     (1,230)
                                                                                -----------  ------------  ---------
March 29, 1994 (unaudited)....................................................   $   2,000    $  (28,084)  $ (26,084)
                                                                                -----------  ------------  ---------
                                                                                -----------  ------------  ---------

   The accompanying notes are an integral part of these financial statements.

                            CCC DEVELOPMENT COMPANY
          (AN EQUITY INVESTEE OF CCC INFORMATION SERVICES GROUP INC.)
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION AND DESCRIPTION OF BUSINESS
    In September 1989, CCC Information Services Group Inc. (Company) (formerly InfoVest Corporation), through a wholly owned subsidiary, and UCOP Inc. (UCOP), an unrelated corporation, formed CCC Development Company (CCCDC or Joint Venture), a partnership whose purpose was to develop a personal computer based collision repair estimating system for automobiles. In November 1990, the Company and UCOP executed a Joint Venture and Distribution Agreement, under which both partners established their 50% interests in the Joint Venture.

    As a result of a series of transactions involving White River Ventures, Inc. (White River), the Company acquired its former partner's 50% interest in CCCDC, through the acquisition of UCOP, Inc. (UCOP), effective March 30, 1994. These transactions are more fully described in Note 4 below. As a result of this acquisition, in combination with its original 50% interest in CCCDC, the Company acquired a 100% equity ownership interest in CCCDC and succeeded to all of CCCDC's former operations and directly assumed all of CCCDC's assets and liabilities.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

    Revenues are recognized as services are provided. Of total Joint Venture revenues in 1993, and the quarter ended March 29, 1994, 60% and 53% (unaudited), respectively, were attributable to revenues from insurance companies.

INTERNAL SOFTWARE DEVELOPMENT COSTS

    Research and development expenses, principally the design and development of software products, are expensed as incurred. Software costs, if material, are capitalized when sufficient evidence exists that technological feasibility has been established. Technological feasibility is established upon completion of both a product design and a working model, and confirmation of the model's consistency with the design through detailed testing. For the year 1993 and the quarter ended March 29, 1994, research and development expenses, of approximately $1.0 million and $0.3 million (unaudited), respectively, are reflected in the accompanying statement of operations. There were no significant software development costs subject to capitalization during either of these periods.

EQUIPMENT AND PURCHASED SOFTWARE

    Equipment is stated at cost, net of accumulated depreciation. Depreciation of equipment is provided on a straight-line basis over estimated useful lives ranging from 2 to 15 years.

CONTRACT FUNDING

    Future revenue streams under certain end-user collision estimating contracts (Contracts) have been discontinued and sold to various investors. Cash proceeds from a sold Contract equals the Contract's future revenue stream, discounted at an annual rate of approximately 14%, less, for certain Contracts, investor reserves for customer nonperformance under the Contracts. Sales proceeds, which are remitted directly to the investors in these contracts, and related interest expense are recognized as revenue and interest expense, respectively, over the life of the Contract.

PERVASIVENESS OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

                            CCC DEVELOPMENT COMPANY
          (AN EQUITY INVESTEE OF CCC INFORMATION SERVICES GROUP INC.)
                         NOTES TO FINANCIAL STATEMENTS

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INTERIM FINANCIAL INFORMATION (UNAUDITED)

    The information presented for the quarter ended March 29, 1994 is unaudited. With respect to the unaudited interim financial statements, management is of the opinion that all material adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the Joint Venture's interim results of operations, have been included. The results of operations for the quarter ended March 29, 1994 should not be regarded as necessarily indicative of the results of operations for any future period.

NOTE 3 -- NONCASH INVESTING AND FINANCING ACTIVITIES
    In  addition  to  amounts  reported   as  purchases  of  equipment  in   the
consolidated statement of cash flow, the Joint Venture has directly financed certain noncash capital expenditures.

NOTE 4 -- ACQUISITION OF PARTNERS' INTEREST IN JOINT VENTURE
    On March 30, 1994, White River acquired the stock of UCOP. Also on March 30, 1994, the Company entered into a call agreement with White River to purchase the stock of UCOP from White River within 180 days. On May 31, 1994, using cash generated through a commercial bank bridge loan, the Company completed the acquisition of UCOP's interest in CCCDC by purchasing the stock of UCOP from White River. The Company began consolidating Joint Venture operating results effective March 30, 1994.

NOTE 5 -- INCOME TAXES
    Because the Joint Venture was a partnership, taxable income passed through to its partners. Accordingly, income taxes were not recorded on the books of CCCDC.

NOTE 6 -- LEGAL PROCEEDINGS
    The Joint Venture and the Company were involved in legal proceedings with the lessor of certain personal computer equipment. When the lessor failed to fulfill certain financial obligations to the equipment vendors, the Joint Venture advanced funds to those vendors on the lessor's behalf. In 1993, uncollectible advances of $1.1 million were charged against Joint Venture operating results. In October 1993, the lessor filed a legal action against the Company seeking payments due under certain master license agreements, including: rents, sales and use tax and interest. In addition, the lessor asserted that it was the sole owner of all right, title and interest in certain Contracts, including renewals. This matter was settled in the first quarter of 1994. Under the settlement agreement, the Company paid the lessor $400 thousand and in exchange received clear title to certain personal computer equipment.

NOTE 7 -- RELATED PARTY TRANSACTIONS
    During 1993 and the first quarter of 1994, Contracts with future sales proceeds of $5.2 million and $0.3 million, respectively, were discounted and sold to a major stockholder of the Company. The discount rate applied to these Contracts was approximately the same as the rate applied to Contracts purchased by unrelated entities.

The inside back cover consists of a drawing depicting nine different participants in the automobile claims industry with the following caption:
"CCC's Transaction Processing and Outsourcing Services Connect all Partners In the Auto Claims Process."

- ------------------------------------------------
                                ------------------------------------------------
- ------------------------------------------------
                                ------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 --------------

                               TABLE OF CONTENTS

                                                          PAGE
                                                          -----
Prospectus Summary...................................           3
Risk Factors.........................................           7
Dividend Policy......................................          14
Dilution.............................................          14
Use of Proceeds......................................          16
Capitalization.......................................          16
Selected Consolidated Financial Data.................          17
Unaudited Pro Forma Consolidated Financial Data......          19
Management's Discussion and Analysis of Financial
 Condition and Results of Operations.................          20
Business.............................................          29
Management...........................................          43
Principal Stockholders...............................          50
Certain Transactions.................................          52
Description of Capital Stock.........................          53
Shares Eligible for Future Sale......................          57
Underwriting.........................................          58
Legal Matters........................................          59
Experts..............................................          59
Available Information................................          59
Index to Consolidated Financial Statements...........         F-1

                                ----------------

    UNTIL               , 1996  (25 DAYS AFTER THE  DATE OF THIS PROSPECTUS) ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                5,500,000 SHARES

                                     [LOGO]

                                CCC INFORMATION
                              SERVICES GROUP INC.

                                  COMMON STOCK

                                ---------------
                                   PROSPECTUS
                                ---------------

                               HAMBRECHT & QUIST

                            LAZARD FRERES & CO. LLC

                                RAYMOND JAMES &
                                ASSOCIATES, INC.

                                 AUGUST  , 1996

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
                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    Set forth below is an itemized statement of all expenses in connection with the sale and distribution of the securities being registered by this Registration Statement, other than underwriting discounts and commissions. All amounts are estimated except the SEC registration fee and the NASD filing fee. All such expenses shall be paid by the Company:

SEC Registration Fee..........................................  $  30,344.83
NASD Filing Fee...............................................      9,300.00
NASDAQ Listing Fee............................................  $  50,000.00
Blue sky fees and expenses....................................  $  20,000.00
Accounting fees and expenses..................................  $ 200,000.00
Legal fees and expenses.......................................  $ 400,000.00
Printing and engraving........................................  $ 250,000.00
Transfer Agent and Registrar Fees.............................  $  15,000.00
Miscellaneous.................................................  $  97,355.17
                                                                ------------
  TOTAL.......................................................  $1,072,000.00
                                                                ------------
                                                                ------------

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Company is incorporated under the laws of the State of Delaware. Section 145 of the Delaware Law ("Section 145") provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

    The Company's Certificate of Incorporation and Bylaws provide for the indemnification of directors and officers of the Company to the fullest extent permitted by Section 145.

    As permitted by Delaware Law, the Certificate of Incorporation provides that directors of the Company shall have no personal liability to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of a director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (iii) under Section 174 of the Delaware Law, or (iv) for any transaction from which a director derived an improper personal benefit.

    The Company maintains directors' and officers' liability insurance.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    Since January 1, 1993, the Company has issued the following securities that were not registered under the Act:

                                                          NUMBER OF
        DATE                     PURCHASER             SHARES PURCHASED
- ---------------------  ------------------------------  ----------------
       8/2/93          Steven L. Telaroli                         800
      10/30/93         Lewis Ballington                           267
       6/16/94         White River Ventures, Inc.           7,050,851
      12/10/94         Daniel Chen                                640
       1/18/95         Daniel O'Hara                              640
       8/31/95         David Wu                                   160
       9/7/95          Glen Tullman                             2,000
       11/9/95         Jeff Chen                                8,400
      12/15/95         Peter Urbain                             8,000
       2/23/96         Robert Millman                           6,400
       5/1/96          Edward Cheskis                         190,400

    The Company believes that all of the foregoing transactions were exempt from registration pursuant to Section 4(2) of the Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits


1          *Form of Underwriting Agreement
3.1        *Form of Amended and Restated Certificate of Incorporation
3.2        *Form of Amended and Restated By-laws
4.1        *Specimen Common Stock Certificate
4.2        *Stockholders' Agreement dated as of June 16, 1994 by and among the Company,
           White River Ventures, Inc. and the other stockholders named therein
4.3        *Regulatory Contingency Agreement dated as of June 16, 1994 by and among the
           Company and White River Ventures, Inc.
4.4        *Series C Preferred Stock Designation
4.5        *Series D Preferred Stock Designation
4.6        *Series E Preferred Stock Designation
5          *Opinion of Winston & Strawn re legality
10.1       *Stock Option Plan of the Company adopted May 1988 and amended in November
           1994
10.2       *Lease between LaSalle National Trust, N.A., as trustee and CCC dated as of
           May 7, 1993
10.3       *License between Motor Books Division, a unit of Hearst Business Publishing,
           Inc. and the Company dated as of May 1, 1992
10.4       *Form of Credit Facility Agreement between CCC and Signet Bank
10.5       *Loan Agreement dated April 29, 1994 between CCC, CCC Development Company,
           Canadian Imperial Bank of Commerce and the financial institutions party thereto
10.6       *First Amendment dated as of August 4, 1995 between the Company, CCC,
           Canadian Imperial Bank of Commerce and the financial institutions party thereto
10.7       *Guaranty dated as of April 29, 1994 by the Company in favor of Canadian
           Imperial Bank of Commerce
11         Amended Statement re computation of per share earnings
21         *Subsidiaries of the registrant
23.1       Consent of Price Waterhouse LLP, independent accountants
23.2       *Consent of Winston & Strawn (contained in the opinion filed as Exhibit 5)
24         *Powers of attorney
27         *Financial Data Schedule


- ------------------------
 *Previously filed

    (b) Financial Statement Schedules

    Schedule II  Valuation and Qualifying Accounts (included as Page S-1)

    All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the consolidated financial statements and therefore has been omitted.

ITEM 17.  UNDERTAKINGS.

    The Company hereby undertakes to provide the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    The Company hereby undertakes that:

    (1) For purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus files as part of this registration statement in reliance upon Rule 430(A) and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions set forth in Item 14 above, or otherwise, the Company has been advised in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and the Company will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Chicago, State of Illinois on August 15, 1996.


                                        CCC INFORMATION SERVICES GROUP INC.

                                        By:         /s/ DAVID M. PHILLIPS
                                           -------------------------------------
                                                     David M. Phillips
                                               CHAIRMAN, PRESIDENT AND CHIEF
                                                     EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act, this Amendment No. 4 to Registration Statement has been signed by the following persons in the capacities indicated on August 15, 1996.


              SIGNATURE                                  TITLE
- --------------------------------------  ----------------------------------------
        /s/ DAVID M. PHILLIPS           Chairman, President and Chief Executive
- --------------------------------------   Officer
          David M. Phillips

                  *                     Executive Vice President -- Chief
- --------------------------------------   Financial Officer (Principal Financial
        Leonard L. Ciarrocchi            Officer)

                  *                     Vice President -- Controller (Principal
- --------------------------------------   Accounting Officer)
          Donald J. Hallagan

                     *
- --------------------------------------  Director
            John J. Byrne

                     *
- --------------------------------------  Director
             Morgan Davis

                     *
- --------------------------------------  Director
          Thomas L. Kempner

                     *
- --------------------------------------  Director
          Gordon S. Macklin

                     *
- --------------------------------------  Director
           Robert T. Marto

                     *
- --------------------------------------  Director
         Michael R. Stanfield

*By:                    /s/  DAVID  M.
PHILLIPS

- --------------------------------------
               David M.
Phillips
                ATTORNEY-IN-FACT

                      CCC INFORMATION SERVICES GROUP INC.
                   SUPPLEMENTAL FINANCIAL STATEMENT SCHEDULES
                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                                     BALANCE AT    CHARGED TO    CHARGE TO                 BALANCE AT
                                                    BEGINNING OF    COSTS AND      OTHER                     END OF
                   DESCRIPTION                         PERIOD       EXPENSES     ACCOUNTS     DEDUCTIONS     PERIOD
- --------------------------------------------------  -------------  -----------  -----------  ------------  -----------
1993 Allowance for Doubtful Accounts                  $     253     $      51           --   $     (44)(b)  $     260
1994 Allowance for Doubtful Accounts                        260           727    $   497(a)       (541)(b)        943
1995 Allowance for Doubtful Accounts                        943         2,257           --      (1,735)(b)      1,465
1993 Deferred Income Tax Valuation Allowances             1,254         2,296           --          --          3,550
1994 Deferred Income Tax Valuation Allowances             3,550         1,701        972(a)         --          6,223
1995 Deferred Income Tax Valuation Allowances             6,223            --           --      (1,260)(c)      4,963

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(a)   Purchase of remaining  50% interest in the  Joint Venture, effective March
    30, 1994.
(b) Accounts receivable write-offs, net of recoveries.
(c)  Reversal of deferred tax valuation allowances.

                                LIST OF EXHIBITS


  EXHIBIT
  NUMBER                                                DESCRIPTION                                               PAGE
- -----------  -------------------------------------------------------------------------------------------------  ---------
       1     *Form of Underwriting Agreement
       3.1   *Form of Amended and Restated Certificate of Incorporation
       3.2   *Form of Amended and Restated By-laws
       4.1   *Specimen Common Stock Certificate
       4.2   *Stockholders' Agreement dated as of June 16, 1994 by and among the Company, White River
              Ventures, Inc. and the other stockholders named therein
       4.3   *Regulatory Contingency Agreement dated as of June 16, 1994 by and among the Company and White
              River Ventures, Inc.
       4.4   *Series C Preferred Stock Designation
       4.5   *Series D Preferred Stock Designation
       4.6   *Series E Preferred Stock Designation
       5     *Opinion of Winston & Strawn re legality
      10.1   *Stock Option Plan of the Company adopted May 1988 and amended in November 1994
      10.2   *Lease between LaSalle National Trust, N.A., as trustee and CCC dated as of May 7, 1993
      10.3   *License between Motor Books Division, a unit of Hearst Business Publishing, Inc. and the Company dated as of May 1, 1992
      10.4   *Form of Credit Facility Agreement between CCC and Signet Bank
      10.5   *Loan Agreement dated April 29, 1994 between CCC, CCC Development Company, Canadian Imperial Bank of Commerce and the financial institutions party thereto
      10.6   *First Amendment dated as of August 4, 1995 between the Company, CCC, Canadian Imperial Bank of
              Commerce and the financial institutions party thereto
      10.7   *Guaranty dated as of April 29, 1994 by the Company in favor of Canadian Imperial Bank of
              Commerce
      11     Amended Statement re computation of per share earnings
      21     *Subsidiaries of the registrant
      23.1   Consent of Price Waterhouse LLP, independent accountants
      23.2   *Consent of Winston & Strawn (contained in the opinion filed as Exhibit 5)
      24     *Powers of attorney
      27     *Financial Data Schedule


- ------------------------
  *Previously filed